    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       NATIONAL SEMICONDUCTOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               95-2095071                                 3674
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER                  (PRIMARY STANDARD INDUSTRIAL
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)                 CLASSIFICATION CODE NUMBER)

                            2900 SEMICONDUCTOR DRIVE
                                 P.O. BOX 58090
                       SANTA CLARA, CALIFORNIA 95052-8090
                                 (408) 721-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            JOHN M. CLARK III, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       NATIONAL SEMICONDUCTOR CORPORATION
                            2900 SEMICONDUCTOR DRIVE
                                 P.O. BOX 58090
                       SANTA CLARA, CALIFORNIA 95052-8090
                                 (408) 721-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                      BARRY A. BRYER                                             KEITH FULLENWEIDER
              WACHTELL, LIPTON, ROSEN & KATZ                                       VINSON & ELKINS
                    51 WEST 52ND STREET                                         2300 FIRST CITY TOWER
                 NEW YORK, NEW YORK 10019                                            1001 FANNIN
                      (212) 403-1000                                            HOUSTON, TEXAS 77002
                                                                                   (713) 758-2222

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the Merger, as defined and described in the Agreement and Plan of Merger, dated as of July 28, 1997, by and among Cyrix Corporation, Nova Acquisition Corp. and the Registrant, attached as Appendix A to the Proxy Statement-Prospectus forming a part of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                                          PROPOSED MAXIMUM
                                                                         PROPOSED MAXIMUM     AGGREGATE        AMOUNT OF
                 TITLE OF EACH CLASS OF                   AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
              SECURITIES TO BE REGISTERED                 REGISTERED(1)      PER SHARE        PRICE(2)          FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.50 par value
(including the preferred stock purchase rights attached
thereto)(3).............................................    22,083,332          (4)         $858,238,484      $260,073(5)
============================================================================================================================

(1) This Registration Statement covers the maximum number of shares of common stock, par value $0.50 ("NSC Common Stock"), of National Semiconductor Corporation ("NSC") which are issuable in the Merger described herein, including shares of NSC Common Stock issuable upon conversion of Cyrix Corporation ("Cyrix") 5 1/2% Convertible Subordinated Notes due June 1, 2001, and shares of NSC Common Stock issuable upon exercise of Cyrix employee or director stock options or pursuant to Cyrix employee benefit plans.

(2) Estimated solely for the purpose of calculation of the registration fee. Pursuant to Rules 457(f)(1) and 457(c), the registration fee is based upon the average of the high and low sales prices of the securities to be cancelled in the Merger described herein (26,767,672 shares of common stock, par value $0.004, of Cyrix ("Cyrix Common Stock") on the National Market tier of the National Association of Securities Dealers, Inc. Automated Quotation System Stock Market on October 15, 1997 ($32.0625).

(3) One preferred stock purchase right attaches to and will be distributed without charge with respect to each share of NSC Common Stock registered hereby.

(4) Not applicable.

(5) $105,344 of the Registration Fee was previously paid in connection with Cyrix's Preliminary Proxy Statement filed with the Commission on Schedule 14A on August 21, 1997, and, pursuant to Rule 457(b), is not remitted herewith.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

[CYRIX CORPORATION LOGO]
                                                                October 16, 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Cyrix Corporation ("Cyrix") to be held at 9:00 a.m. C.S.T. on Monday, November 17, 1997, at the Sheraton Park Central Hotel, 12720 Merit Drive, Dallas, Texas (the "Special Meeting").

     At the Special Meeting, you will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 28, 1997, by and among National Semiconductor Corporation ("NSC"), Nova Acquisition Corp., a wholly owned subsidiary of NSC ("Sub"), and Cyrix, and the transactions contemplated by the Merger Agreement, including the merger of Sub with and into Cyrix (the "Merger"). Following consummation of the Merger, Cyrix will become a wholly owned subsidiary of NSC, and each outstanding share of Cyrix common stock ("Cyrix Common Stock") will be converted into the right to receive 0.825 (the "Exchange Ratio") shares of common stock of NSC ("NSC Common Stock"). One NSC preferred share purchase right will attach to and be issued with each share of NSC Common Stock issued in the Merger. The closing sales price of a share of NSC Common Stock on the New York Stock Exchange Composite Tape on October 15, 1997 was $39.38.

     The accompanying Proxy Statement/Prospectus provides detailed information concerning the proposed Merger and additional information, which we encourage you to read carefully. A copy of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement/Prospectus.

     FOR THE REASONS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS, YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CYRIX AND ITS STOCKHOLDERS. YOUR BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE PERFORMANCE BY CYRIX OF ITS OBLIGATIONS THEREUNDER, AND RECOMMENDS THAT YOU VOTE TO APPROVE AND ADOPT THE MERGER AND THE MERGER AGREEMENT.

     In connection with its approval of the Merger Agreement, your Board of Directors received and took into account the oral opinion delivered on July 28, 1997 by Goldman Sachs & Co. ("Goldman Sachs"), an investment banking firm retained by Cyrix to act as financial advisor to it, that, as of that date, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. Goldman Sachs subsequently confirmed its opinion by delivery of its written opinion, dated the date hereof, that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix B to the enclosed Proxy Statement/Prospectus.

     Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote of holders of a majority of the outstanding shares of Cyrix Common Stock.

     BECAUSE OF THE SIGNIFICANCE OF THE PROPOSED MERGER WITH NSC, YOUR PARTICIPATION IN THE SPECIAL MEETING, IN PERSON OR BY PROXY, IS ESPECIALLY IMPORTANT. AN ABSTENTION OR FAILURE TO EITHER ATTEND AND VOTE AT THE SPECIAL MEETING OR TO SUBMIT A PROXY WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. ACCORDINGLY, PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE THAT HAS BEEN PROVIDED TO YOU FOR YOUR CONVENIENCE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                         Sincerely yours,

                                         /s/ HARVEY B. CASH
                                         HARVEY B. CASH
                                         Chairman of the Board

                               CYRIX CORPORATION
                         2703 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 17, 1997

To the Stockholders of Cyrix Corporation:

     A special meeting (the "Special Meeting") of Stockholders of Cyrix Corporation, a Delaware corporation ("Cyrix"), will be held at the Sheraton Park Central Hotel, 12720 Merit Drive, Dallas, Texas, at 9:00 a.m. C.S.T. on Monday, November 17, 1997, for the following purposes:

     1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 28, 1997, by and among National Semiconductor Corporation, a Delaware corporation ("NSC"), Nova Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NSC ("Sub"), and Cyrix (the "Merger Agreement"), and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus accompanying this Notice. Pursuant to the Merger Agreement, (i) Sub will be merged with and into Cyrix (the "Merger") and the separate corporate existence of Sub will thereupon cease and (ii) each outstanding share of common stock of Cyrix, $0.004 par value per share ("Cyrix Common Stock"), will be converted into the right to receive 0.825 shares of common stock of NSC, par value $.50 per share ("NSC Common Stock"). One NSC preferred share purchase right will attach to and be issued with each share of NSC Common Stock issued in the Merger.

     2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     The Board of Directors has fixed the close of business on October 6, 1997 as the record date for the determination of the holders of Cyrix Common Stock entitled to notice of, and to vote at, the Special Meeting. The affirmative vote of holders of a majority of the outstanding shares of Cyrix Common Stock is necessary for approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus, and the appendices thereto, which form a part of this notice.

     ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

     A holder of Cyrix Common Stock who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Cyrix at Cyrix's principal executive offices, by signing and returning a later dated proxy, or by voting in person at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking the proxy.

                                         By Order of the Board of Directors

                                         /s/ JAMES W. SWENT
                                         JAMES W. SWENT, III
                                         Senior Vice President and Secretary

Richardson, Texas
October 16, 1997

                     PLEASE DO NOT SEND IN ANY CERTIFICATES
                          FOR YOUR SHARES AT THIS TIME

    NATIONAL SEMICONDUCTOR                      CYRIX
          CORPORATION                        CORPORATION
   ------------------------           ------------------------
          PROSPECTUS                       PROXY STATEMENT

     This Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished in connection with the solicitation of proxies by the Board of Directors of Cyrix Corporation ("Cyrix") to be used at a special meeting of stockholders of Cyrix to be held on November 17, 1997, and at any and all adjournments or postponements thereof (the "Special Meeting"), and relates to the proposed merger (the "Merger") of Nova Acquisition Corp. ("Sub"), a Delaware corporation and wholly owned subsidiary of National Semiconductor Corporation, a Delaware corporation ("NSC"), with and into Cyrix, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 28, 1997, by and among NSC, Sub, and Cyrix.

     At the Special Meeting, holders of common stock, par value $0.004 per share, of Cyrix ("Cyrix Common Stock") will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Pursuant to the Merger Agreement, each outstanding share of Cyrix Common Stock (other than shares owned by Cyrix as treasury stock or by its subsidiaries or by NSC or its subsidiaries, all of which shall be cancelled) will be converted into the right to receive 0.825 (the "Exchange Ratio") shares of common stock, par value $.50 per share, of NSC ("NSC Common Stock"), together with the associated NSC Rights (as defined herein).

     This Proxy Statement/Prospectus also constitutes the Prospectus of NSC with respect to up to 22,083,332 shares of NSC Common Stock (including the associated NSC Rights) to be issued in connection with the Merger. NSC Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "NSM." The closing sales price for NSC Common Stock as reported on the NYSE Composite Tape was $39.38 per share on October 15, 1997, and on July 25, 1997, the last full trading day preceding public announcement of the proposed Merger, the closing sales price for NSC Common Stock as reported on the NYSE Composite Tape was $33.56 per share.

     All information contained in this Proxy Statement/Prospectus with respect to Cyrix has been provided by Cyrix. All information contained in this Proxy Statement/Prospectus with respect to NSC and Sub has been provided by NSC.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Cyrix on or about October 17, 1997. A stockholder who has given a proxy may revoke it at any time prior to its exercise. See "THE SPECIAL MEETING -- Record Date; Voting Rights; Proxies."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Proxy Statement/Prospectus is October 16, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................    2
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION......................................    3
SUMMARY...............................................................................    4
  The Companies.......................................................................    4
  The Special Meeting.................................................................    4
  Surrender of Stock Certificates.....................................................    5
  Recommendation of the Cyrix Board...................................................    5
  Opinion of Cyrix's Financial Advisor................................................    5
  The Merger..........................................................................    6
  The Stock Option Agreement..........................................................    7
  The Support Agreement...............................................................    7
  Interests of Certain Persons in the Merger..........................................    8
  Certain Federal Income Tax Consequences.............................................    8
COMPARATIVE PER SHARE PRICES..........................................................    9
SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA.............................   11
GENERAL INFORMATION...................................................................   16
THE SPECIAL MEETING...................................................................   16
  Purpose of the Special Meeting......................................................   16
  Record Date; Voting Rights; Proxies.................................................   16
  Solicitation of Proxies.............................................................   17
  Quorum..............................................................................   17
  Required Vote.......................................................................   17
THE MERGER............................................................................   18
  Background of the Merger............................................................   18
  Certain Information Provided........................................................   19
  Recommendation of the Cyrix Board; Cyrix's Reasons for the Merger...................   20
  NSC's Reasons for the Merger........................................................   21
  Opinion of Cyrix's Financial Advisor................................................   22
  Interests of Certain Persons in the Merger..........................................   26
  Effects of the Fixed Exchange Ratio.................................................   28
  Material Federal Income Tax Consequences............................................   28
  Accounting Treatment................................................................   29
  Effect on Employee Benefit Plans....................................................   29
  Regulatory Approval.................................................................   30
  Resales of NSC Capital Stock Received in the Merger.................................   31
  Stock Exchange Listing..............................................................   31
  Appraisal Rights....................................................................   32
THE MERGER AGREEMENT..................................................................   32
  General.............................................................................   32
  The Merger..........................................................................   32
  Effective Date......................................................................   32

                                                                                        PAGE
                                                                                        ----
  Conversion of Cyrix Securities......................................................   32
  Fractional Shares...................................................................   33
  Surrender and Payment...............................................................   33
  Representations and Warranties......................................................   34
  Conduct of Business Pending the Merger..............................................   34
  Other Covenants.....................................................................   35
  Employment Arrangements and Benefit Plans...........................................   36
  Indemnification.....................................................................   37
  No Solicitation.....................................................................   37
  Conditions to Consummation of the Merger............................................   39
  Termination; Fees and Expenses......................................................   39
  Amendment; Waiver...................................................................   40
THE STOCK OPTION AGREEMENT............................................................   40
  Certain Repurchases.................................................................   41
  Voting..............................................................................   41
  Transfer............................................................................   42
  Registration Rights.................................................................   42
  Effect of the Stock Option..........................................................   42
THE SUPPORT AGREEMENT.................................................................   42
DESCRIPTION OF NSC CAPITAL STOCK......................................................   43
  General.............................................................................   43
  Common Stock........................................................................   43
  Preferred Stock.....................................................................   43
  NSC Rights Agreement................................................................   44
COMPARISON OF STOCKHOLDER RIGHTS......................................................   44
  Election of Board of Directors......................................................   44
  Amendments to Governing Documents...................................................   44
  Special Meeting of Stockholders; Notice.............................................   45
  Action by Written Consent...........................................................   45
  Number of Directors.................................................................   45
  Resignation and Vacancies...........................................................   45
  Removal of Directors................................................................   46
  Loans to Officers...................................................................   46
  Indemnification.....................................................................   46
  Rights Plans........................................................................   47
LEGAL MATTERS.........................................................................   48
EXPERTS...............................................................................   48
STOCKHOLDER PROPOSALS.................................................................   48
TRADEMARK MATTERS.....................................................................   49
OTHER MATTERS.........................................................................   49
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NSC AND CYRIX..........   50
APPENDIX A -- Merger Agreement
APPENDIX B -- Opinion of Goldman, Sachs & Co.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NSC OR CYRIX. THIS PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN A JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED, AND THE DELIVERY OF THIS PROXY STATEMENT/ PROSPECTUS SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF NSC OR CYRIX SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     NSC has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities to be issued in connection with the Merger. For further information pertaining to the securities of NSC to which this Proxy Statement/Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement/Prospectus.

     NSC and Cyrix are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith, file certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such material may be obtained electronically by visiting the Commission's web site on the Internet at http://www.sec.gov. Copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office. In addition, reports, proxy statements and other information concerning NSC may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the Pacific Exchange Inc., 301 Pine Street, Eighth Floor, San Francisco, California 94104. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by NSC with the Commission (File No. 1-6453) are hereby incorporated by reference in this Proxy
Statement/Prospectus:

          1. NSC's Annual Report on Form 10-K for the fiscal year ended May 25, 1997;

          2. NSC's Quarterly Report on Form 10-Q for the quarter ended August 24, 1997;

          3. Amendment No. 1 to NSC's Quarterly Report on Form 10-Q/A for the quarter ended August 24, 1997, filed October 6, 1997;

          4. NSC's Current Report on Form 8-K filed May 30, 1997;

          5. The description of NSC Common Stock contained in NSC's Registration Statement on Form 8-A filed September 8, 1970 and any amendments thereto filed for the purpose of updating such description; and

          6. The description of NSC's Preferred Share Purchase Rights contained in NSC's Registration Statement on Form 8-A filed August 9, 1988 and any amendments thereto filed for the purpose of updating such description.

     The following documents previously filed by Cyrix with the Commission (File No. 0-21904) are hereby incorporated by reference in this Proxy/Prospectus:

          1. Cyrix's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. Amendment No. 1 to Cyrix's Annual Report on Form 10-K/A filed May 16, 1997;

          3. Cyrix's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1997 and June 30, 1997;

          4. Amendment No. 1 to Cyrix's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1997, filed October 16, 1997;

          5. Cyrix's Current Report on Form 8-K filed August 4, 1997; and

          6. The description of Cyrix Common Stock contained in Cyrix's Registration Statement on Form 8-A filed June 10, 1993 and any amendments thereto filed for the purpose of updating such description.

     In addition, all documents filed by NSC and Cyrix with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the adjournment of the Special Meeting are hereby deemed to be incorporated by reference herein. Any statements contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     NSC has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to NSC and Sub, and Cyrix has supplied all such information relating to Cyrix.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO THE APPROPRIATE PARTY BELOW:

NATIONAL SEMICONDUCTOR CORPORATION               CYRIX CORPORATION
2900 SEMICONDUCTOR DRIVE                         2703 NORTH CENTRAL EXPRESSWAY
P.O. BOX 58090                                   RICHARDSON, TEXAS
SANTA CLARA, CALIFORNIA                          75080
95052-8090
ATTN: INVESTOR RELATIONS, MAIL STOP 10-397       ATTN: INVESTOR RELATIONS
TEL:  408-721-5000                               TEL:  972-968-8387

     NSC OR CYRIX, AS THE CASE MAY BE, WILL SEND THE REQUESTED DOCUMENTS BY FIRST-CLASS MAIL WITHIN ONE BUSINESS DAY OF THE RECEIPT OF THE REQUEST. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 7, 1997.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF NSC AND CYRIX, INCLUDING STATEMENTS RELATING TO TECHNOLOGY COMPATIBILITY, PRODUCTION ENHANCEMENT, MARKETING AND OTHER ADVANTAGES THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER, AND THE EXPECTED IMPACT OF THE MERGER ON NSC'S FINANCIAL PERFORMANCE (SEE "THE MERGER -- RECOMMENDATION OF THE CYRIX BOARD; CYRIX'S REASONS FOR THE MERGER," "-- OPINION OF CYRIX'S FINANCIAL ADVISOR" AND "-- NSC'S REASONS FOR THE MERGER"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION: (1) THE POSSIBILITY THAT TECHNOLOGICAL COMPATIBILITY AND RELATED EFFECTS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF NSC AND CYRIX ARE GREATER THAN EXPECTED; (3) NSC'S AND CYRIX'S DEPENDENCE ON THE TIMELY DEVELOPMENT, INTRODUCTION AND CUSTOMER ACCEPTANCE OF NEW PRODUCTS; (4) THE IMPACT OF COMPETITION ON REVENUES AND MARGINS; (5) RAPIDLY CHANGING TECHNOLOGY AND SHIFTING DEMAND REQUIREMENTS; AND (6) OTHER RISKS AND UNCERTAINTIES AS MAY BE DETAILED FROM TIME TO TIME IN NSC'S AND/OR CYRIX'S PUBLIC ANNOUNCEMENTS AND COMMISSION FILINGS.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the Appendices hereto. This summary does not contain a complete statement of all material information relating to the Merger Agreement and the Merger and is subject to, and is qualified in its entirety by, the more detailed information and financial statements contained or incorporated by reference in this Proxy Statement/Prospectus. Stockholders of Cyrix should read carefully this Proxy Statement/Prospectus in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

THE COMPANIES

  Cyrix

     Cyrix, founded in 1988 and incorporated under the laws of Delaware, designs, develops and markets IBM personal computer software-compatible microprocessors for the personal computer industry. The X86 architecture, originally developed by Intel Corporation ("Intel"), has been the leading architecture for IBM compatible personal computer microprocessors. Cyrix seeks to serve the needs of the personal computer marketplace as a source for X86 microprocessors of original design with competitive price/performance characteristics.

     As used herein, the term "Cyrix" refers to Cyrix Corporation and its subsidiaries, unless the context otherwise requires. The principal executive offices of Cyrix are located at 2703 North Central Expressway, Richardson, TX 75080 and the telephone number at that address is (972) 968-8387.

  NSC

     NSC designs, develops, manufactures and markets a broad line of analog, mixed signal and other integrated circuits applications in a variety of markets, including the personal computing, wireless communications, flat panel and CRT display, power management, local and wide-area networks, automotive, consumer and military aerospace markets. NSC was incorporated under the laws of Delaware in 1959.

     As used herein, the term "NSC" refers to National Semiconductor Corporation and its subsidiaries, unless the context otherwise requires. The principal executive offices of NSC are located at 2900 Semiconductor Drive, Santa Clara, California 95052 and the telephone number at that address is (408) 721-5000.

THE SPECIAL MEETING

  Time, Place and Date

     The Special Meeting of the stockholders of Cyrix will be held at the Sheraton Park Central Hotel, 12720 Merit Drive, Dallas, Texas on Monday, November 17, 1997, at 9:00 a.m., C.S.T.

  Purpose of the Special Meeting

     At the Special Meeting, holders of Cyrix Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and such other matters as may properly come before the Special Meeting.

  Votes Required; Record Date

     Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote of holders of a majority of the outstanding shares of Cyrix Common Stock.

Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not require the vote of holders of NSC Common Stock.

     Holders of Cyrix Common Stock are each entitled to one vote per share. Only holders of Cyrix Common Stock who are holders at the close of business on October 6, 1997 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, directors and executive officers of Cyrix and their affiliates were beneficial owners of approximately 5.2% of the outstanding shares of Cyrix Common Stock. It is currently expected that each such director and executive officer of Cyrix will vote the shares of Cyrix Common Stock beneficially owned by him or her for approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. See "THE SPECIAL MEETING."

     As of the Record Date, there were 19,908,039 shares of Cyrix Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 700 holders of record.

     Pursuant to the Support Agreement (as defined herein), an officer and two directors of Cyrix holding an aggregate of 941,755 shares of Cyrix Common Stock as of the Record Date, which represents approximately 4.7% of the outstanding shares of Cyrix Common Stock as of the Record Date, have agreed to vote their shares of Cyrix Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. See "-- The Support Agreement" and "THE SUPPORT AGREEMENT."

SURRENDER OF STOCK CERTIFICATES

     As soon as practicable after the effective time and date of the Merger (the "Effective Date"), Boston EquiServe, L.P., or another person designated by NSC and reasonably acceptable to Cyrix, in its capacity as exchange agent for the Merger (the "Exchange Agent"), will send a transmittal letter (the "Transmittal Letter") to each holder of Cyrix Common Stock. The Transmittal Letter will contain instructions with respect to the surrender of certificates representing Cyrix Common Stock ("Cyrix Certificates") to be exchanged for NSC Common Stock. See "THE MERGER AGREEMENT -- Surrender and Payment."

     CYRIX CERTIFICATES SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL THE CYRIX STOCKHOLDER RECEIVES A TRANSMITTAL LETTER. CYRIX CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY.

RECOMMENDATION OF THE CYRIX BOARD

     The Board of Directors of Cyrix (the "Cyrix Board") believes that the Merger is fair to, and in the best interests of, Cyrix and its stockholders and has unanimously approved and adopted the Merger Agreement and the performance by Cyrix of its obligations thereunder. THE CYRIX BOARD UNANIMOUSLY RECOMMENDS THAT CYRIX STOCKHOLDERS APPROVE AND ADOPT THE MERGER AND THE MERGER AGREEMENT. See "THE MERGER -- Background of the Merger," "-- Recommendation of the Cyrix Board; Cyrix's Reasons for the Merger," "-- NSC's Reasons for the Merger" and "-- Interests of Certain Persons in the Merger."

OPINION OF CYRIX'S FINANCIAL ADVISOR

     On July 28, 1997, Goldman Sachs & Co. ("Goldman Sachs"), Cyrix's financial advisor, delivered its oral opinion to the Cyrix Board that, as of such date, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. Goldman Sachs subsequently confirmed its earlier opinion by delivery of its written opinion, dated the date hereof, that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock.

     The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B hereto and is incorporated herein by reference. HOLDERS OF CYRIX COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER -- Opinion of Cyrix's Financial Advisor."

THE MERGER

  The Merger

     At the Effective Date, Sub will be merged with and into Cyrix, with Cyrix continuing as the surviving corporation (the "Surviving Corporation") in the Merger. As a result of the Merger, Cyrix will become a wholly owned subsidiary of NSC.

  Merger Consideration

     As a result of the Merger, each outstanding share of Cyrix Common Stock will be converted into the right to receive 0.825 shares of NSC Common Stock. One preferred share purchase right (an "NSC Right") issuable pursuant to the Rights Agreement, between NSC and The First National Bank of Boston, as rights agent, dated as of August 8, 1988, as amended (the "NSC Rights Agreement"), will be issued together with and will attach to each share of NSC Common Stock issued in the Merger. See "THE MERGER AGREEMENT -- Conversion of Cyrix Securities." Since the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of either NSC Common Stock or Cyrix Common Stock, the specific value of the consideration to be received by Cyrix stockholders in the Merger will depend on the market price of NSC Common Stock at the Effective Date. See "THE MERGER -- Effects of the Fixed Exchange Ratio."

  Treatment of Cyrix Stock Options

     As a result of the Merger, each option to purchase Cyrix Common Stock ("Cyrix Stock Option") will be converted into an option to purchase NSC Common Stock ("NSC Stock Option") for such number of shares of NSC Common Stock equal to the product of the number of shares of Cyrix Common Stock subject to the original Cyrix Stock Option multiplied by 0.825 and rounded to the nearest whole share, and the exercise price per share of NSC Common Stock under the new NSC Stock Option will be equal to the original exercise price divided by 0.825 and rounded to the nearest whole cent. As of the Record Date, there were 3,397,847 Cyrix Stock Options outstanding, of which 2,257,009 were unvested. See "THE MERGER -- Interest of Certain Persons in the Merger," "-- Effect on Employee Benefit Plans" and "THE MERGER AGREEMENT -- Conversion of Cyrix Securities."

  Conditions to the Merger; Termination

     The obligations of NSC and Cyrix to consummate the Merger are subject to various conditions, including, but not limited to: (i) obtaining requisite stockholder and governmental approvals; (ii) receipt of opinions of counsel at the closing of the Merger in respect of certain federal income tax consequences of the Merger; and (iii) receipt of accountants' letters relating to the availability of pooling of interests accounting treatment. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

     The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the stockholders of Cyrix, under certain circumstances, including, but not limited to: (i) by either NSC or Cyrix if the Merger is not consummated on or before April 30, 1998; (ii) by NSC if (A) the Cyrix Board withdraws, modifies in a manner adverse to NSC, or refrains from making its favorable recommendation concerning the Merger, or recommends any Acquisition Proposal (as defined herein), (B) Cyrix enters into any Acquisition Agreement (as defined herein), or (C) other than in connection with delivery of a Superior Proposal Notice (as defined herein), the Cyrix Board discloses its intention to change such recommendation; or (iii) by Cyrix under certain circumstances if Cyrix has delivered a Superior Proposal Notice, provided that prior to such termination Cyrix shall have paid to NSC the Termination Fee and Expenses (both, as defined herein). If the Merger Agreement is terminated for certain specified reasons, Cyrix would be required to pay

NSC the Termination Fee and Expenses. See "THE MERGER AGREEMENT -- Termination; Fees and Expenses."

  Listing

     It is a condition to the Merger that the shares of NSC Common Stock to be issued in the Merger be authorized for listing on the NYSE, subject to official notice of issuance. See "THE MERGER -- Stock Exchange Listing" and "THE MERGER AGREEMENT -- Other Covenants" and "-- Conditions to Consummation of the Merger."

  Regulatory Approval

     The Merger may not be consummated until the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The waiting period under the HSR Act expired on September 7, 1997. See "THE MERGER -- Regulatory Approval" and "THE MERGER AGREEMENT -- Other Covenants" and "-- Conditions to Consummation of the Merger."

  Appraisal Rights

     Under the Delaware General Corporation Law ("DGCL"), the holders of Cyrix Common Stock are not entitled to any appraisal rights with respect to the Merger. See "THE MERGER -- Appraisal Rights."

  Anticipated Accounting Treatment

     The Merger is expected to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the obligation of each of NSC and Cyrix to consummate the merger that NSC and Cyrix receive a letter from KPMG Peat Marwick LLP and Ernst & Young LLP, respectively, to the effect that KPMG Peat Marwick LLP, NSC's auditors, concurs with NSC's management that no conditions exist that would preclude NSC from accounting for the Merger as a pooling of interests, and Ernst and Young LLP, Cyrix's auditors, concurs with Cyrix's management that no conditions exist related to Cyrix that would preclude NSC from accounting for the Merger as a pooling of interests. See "THE
MERGER -- Accounting Treatment."

THE STOCK OPTION AGREEMENT

     Concurrently with the execution of the Merger Agreement, NSC and Cyrix entered into the Stock Option Agreement (the "Stock Option Agreement"), dated July 28, 1997, pursuant to which Cyrix granted NSC an irrevocable option (the "Option") to purchase from Cyrix a number of shares of Cyrix Common Stock equal to up to 19.9% of the number of shares of Cyrix Common Stock outstanding on the date of the Stock Option Agreement, at an exercise price per Cyrix share of $27.59 in cash or 0.825 shares of NSC Common Stock, at NSC's option, subject to adjustment. NSC may exercise the Option only upon the occurrence of certain events (none of which has occurred as of the date hereof).

     The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or at any time prior to the Effective Date be interested in acquiring all or a significant interest in Cyrix. See "THE STOCK OPTION AGREEMENT."

THE SUPPORT AGREEMENT

     As an inducement to NSC to enter into the Merger Agreement, an officer and two directors of Cyrix who, as of the Record Date, beneficially own an aggregate of 941,755 shares (approximately 4.7%) of Cyrix

Common Stock entered into an agreement with NSC, dated July 28, 1997, and amended and restated on August 8, 1997 (as amended and restated, the "Support Agreement"), that provides that these individuals will vote all of their shares of Cyrix Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty of Cyrix under the Merger Agreement. Pursuant to the Support Agreement, these individuals also granted NSC a proxy to vote their shares of Cyrix Common Stock as described in the preceding sentence. See "THE SUPPORT AGREEMENT."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Cyrix Board with respect to the Merger and the Merger Agreement, Cyrix stockholders should be aware that certain executive officers and directors of Cyrix have certain interests in the proposed Merger that differ from or are in addition to the interests of Cyrix stockholders generally. These interests arise from, among other things, stock options held by directors and executive officers of Cyrix, employment arrangements of certain Cyrix executive officers and indemnification provided to officers, directors and employees of Cyrix. See "THE MERGER -- Interests of Certain Persons in the Merger," "-- Effect on Employee Benefit Plans," "THE MERGER AGREEMENT -- Employment Arrangements and Benefit Plans" and
"-- Indemnification."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the Merger so qualifies, no gain or loss will be recognized for federal income tax purposes by NSC, Cyrix or Sub as a result of the Merger and holders of Cyrix Common Stock will not recognize any gain or loss as a result of the exchange of such stock for NSC Common Stock pursuant to the Merger (except to the extent of cash received, if any, in lieu of fractional shares). For a discussion of these and other federal income tax consequences in connection with the Merger, see "THE MERGER -- Material Federal Income Tax Consequences."

                          COMPARATIVE PER SHARE PRICES

     NSC Common Stock is listed on the NYSE and traded under the symbol "NSM." Cyrix Common Stock is listed on the National Market tier of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") Stock Market and traded under the symbol "CYRX." The following table sets forth the high and low reported closing prices per share of the NSC Common Stock and Cyrix Common Stock as reported on the NYSE Composite Tape and on NASDAQ, respectively, for the below quarterly periods, which correspond to the companies' respective quarterly fiscal periods for financial reporting purposes.

                                                                                    NSC
                                                                               SALES PRICES
                                                                             -----------------
                                                                             HIGH         LOW
                                                                             -----       -----
Year Ended May 28, 1995:
  First Quarter............................................................  20.75       16.00
  Second Quarter...........................................................  19.50       14.50
  Third Quarter............................................................  20.00       17.00
  Fourth Quarter...........................................................  27.88       16.75
Year Ended May 26, 1996:
  First Quarter............................................................  30.88       24.00
  Second Quarter...........................................................  33.00       20.63
  Third Quarter............................................................  23.63       15.50
  Fourth Quarter...........................................................  17.00       13.75
Year Ended May 25, 1997:
  First Quarter............................................................  16.50       13.38
  Second Quarter...........................................................  23.63       15.50
  Third Quarter............................................................  27.75       22.75
  Fourth Quarter...........................................................  30.75       21.75
Year Ended May 31, 1998:
  First Quarter............................................................  36.50       27.00
  Second Quarter (through October 15, 1997)................................  42.38       34.25

                                                                                   CYRIX
                                                                               SALES PRICES
                                                                             -----------------
                                                                             HIGH         LOW
                                                                             -----       -----
Year Ended December 29, 1995:
  First Quarter............................................................  26.00       17.00
  Second Quarter...........................................................  28.00       20.25
  Third Quarter............................................................  48.19       22.25
  Fourth Quarter...........................................................  42.50       22.50
Year Ended December 31, 1996:
  First Quarter............................................................  29.13       18.88
  Second Quarter...........................................................  36.38       13.94
  Third Quarter............................................................  18.56       12.25
  Fourth Quarter...........................................................  22.38       14.88
Year Ended December 31, 1997:
  First Quarter............................................................  29.75       18.56
  Second Quarter...........................................................  26.06       17.50
  Third Quarter............................................................  33.50       20.13
  Fourth Quarter (through October 15, 1997)................................  34.56       32.25

     On July 25, 1997, the last full trading day before the public announcement of the proposed Merger, the high and low sale prices for NSC Common Stock as reported on the NYSE Composite Tape were $35.06 and

$32.94, respectively, and the high and low sale prices for Cyrix Common Stock as reported on NASDAQ were $21.25 and $20.75, respectively.

     The following table sets forth the closing sale price of NSC Common Stock as reported on the NYSE Composite Tape and Cyrix Common Stock as reported on NASDAQ, and the equivalent per share price of Cyrix Common Stock giving effect to the Merger, on July 25, 1997 (the last full trading day prior to the public announcement of the proposed Merger) and October 15, 1997 (the latest practicable trading day prior to the printing of this Proxy Statement/Prospectus).

                                                                         CLOSING SALES PRICE
                                                                     ----------------------------
                                                                                         CYRIX
                                                                      NSC     CYRIX    EQUIVALENT
                                                                     ------   ------   ----------
Price per share:
  July 25, 1997....................................................  $33.56   $21.25     $27.69
  October 15, 1997.................................................  $39.38   $32.25     $32.48

     Stockholders are advised to obtain a current market quotation for NSC Common Stock. No assurance can be given as to the market price of NSC Common Stock at or after the Effective Date. Because the market price of NSC Common Stock is subject to fluctuation, the value of the shares of NSC Common Stock that holders of Cyrix Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following table presents selected historical financial data for NSC and Cyrix, and selected pro forma combined financial data after giving effect to the Merger under the pooling of interests method of accounting. NSC's selected historical consolidated statement of operations data for the three months ended August 24, 1997 and for each of the years in the three-year period ended May 25, 1997 and the consolidated balance sheet data as of August 24, 1997, May 25, 1997 and May 26, 1996 have been derived from its consolidated financial statements for such periods incorporated by reference in this Proxy Statement/Prospectus. The consolidated statement of operations data for the years ended May 29, 1994 and May 30, 1993 and the consolidated balance sheet data as of May 28, 1995, May 29, 1994 and May 30, 1993 are derived from consolidated financial statements not included herein. Cyrix's selected historical consolidated statement of operations data for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 and the consolidated balance sheet data as of June 30, 1997, December 31, 1996 and 1995 have been derived from its consolidated financial statements for such periods incorporated by reference in this Proxy Statement/Prospectus. The consolidated statement of operations data for the years ended December 31, 1993 and 1992 and the consolidated balance sheet data as of December 31, 1994, 1993 and 1992 are derived from consolidated financial statements not included herein.

     The selected unaudited pro forma combined financial data has been derived from and prepared on a basis consistent with the unaudited pro forma condensed combined financial statements included elsewhere in this Proxy Statement/Prospectus. Since the fiscal years for NSC and Cyrix differ, the financial statements of Cyrix for the most recent fiscal year have been recast and are presented for the 12-month period ended March 31, 1997. NSC expects that upon the consummation of the Merger, Cyrix will change its fiscal year end to coincide with NSC's. The unaudited pro forma condensed combined balance sheet as of August 24, 1997 and the unaudited pro forma condensed combined statements of operations for the three months ended August 24, 1997 and for the year ended May 25, 1997 combine NSC's consolidated balance sheet as of August 24, 1997 and consolidated statements of operations for the three months ended August 24, 1997 and for the year ended May 25, 1997 with Cyrix's consolidated balance sheet as of June 30, 1997 and consolidated statements of operations for the three months ended June 30, 1997 and the 12-month period ended March 31, 1997, respectively. The unaudited pro forma condensed combined statements of operations for the years ended May 26, 1996 and May 28, 1995 combine NSC's consolidated statements of operations for the years ended May 26, 1996 and May 28, 1995 with Cyrix's consolidated statements of operations for the years ended December 31, 1995 and 1994, respectively. The selected pro forma combined balance sheet data as of May 25, 1997, May 26, 1996 and May 28, 1995 have been derived from unaudited pro forma condensed combined financial statements not included herein. The selected pro forma combined balance sheet data combines NSC's consolidated balance sheets as of May 25, 1997, May 26, 1996 and May 28, 1995 with Cyrix's consolidated balance sheets as of March 31, 1997, December 31, 1995 and 1994, respectively. The pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated or that will occur after consummation of the Merger.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NSC
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                               FOR THE THREE
                                                MONTHS ENDED                    FOR THE YEARS ENDED
                                             ------------------   ------------------------------------------------
                                             AUG 24,   AUG 25,    MAY 25,   MAY 26,   MAY 28,   MAY 29,   MAY 30,
                                               1997      1996       1997      1996      1995      1994      1993
                                             --------  --------   --------  --------  --------  --------  --------
OPERATING RESULTS
Net sales................................... $  600.8  $  566.1   $2,507.3  $2,623.1  $2,379.4  $2,295.4  $2,013.7
                                             ========  ========   ========  ========  ========  ========  ========
Operating income (loss)..................... $   73.8  $ (275.5)  $   32.2  $  214.1  $  284.0  $  274.5  $  119.9
                                             ========  ========   ========  ========  ========  ========  ========
Income (loss) from continuing operations
  before cumulative effect of accounting
  change.................................... $   70.1  $ (207.6)  $   27.5  $  185.4  $  264.2  $  259.1  $  130.3
                                             ========  ========   ========  ========  ========  ========  ========
Net income (loss)........................... $   70.1  $ (207.6)  $   27.5  $  185.4  $  264.2  $  264.0  $  130.3
                                             ========  ========   ========  ========  ========  ========  ========
Net income (loss) used in primary earnings
  per common share calculation (reflecting
  preferred dividends, if applicable):
  Income (loss) from continuing operations
     before cumulative effect of accounting
     change................................. $   70.1  $ (207.6)  $   27.5  $  179.8  $  253.0  $  240.4  $  113.2
                                             ========  ========   ========  ========  ========  ========  ========
  Net income (loss)......................... $   70.1  $ (207.6)  $   27.5  $  179.8  $  253.0  $  245.3  $  113.2
                                             ========  ========   ========  ========  ========  ========  ========
Net income (loss) used in fully diluted
  earnings per common share calculation
  (reflecting adjustment for interest on
  convertible notes when dilutive, if
  applicable):
  Income (loss) from continuing operations
     before cumulative effect of accounting
     change................................. $   70.1  $ (207.6)  $   27.5  $  185.4  $  264.2  $  259.1  $  130.3
                                             ========  ========   ========  ========  ========  ========  ========
  Net income (loss)......................... $   70.1  $ (207.6)  $   27.5  $  185.4  $  264.2  $  264.0  $  130.3
                                             ========  ========   ========  ========  ========  ========  ========
Earnings per common share:
  Income (loss) from continuing operations
     before cumulative effect of accounting
     change:
     Primary................................ $   0.47  $  (1.51)  $   0.19  $   1.36  $   2.02  $   1.98  $   0.98
                                             ========  ========   ========  ========  ========  ========  ========
     Fully diluted.......................... $   0.45  $  (1.51)  $   0.19  $   1.34  $   1.92  $   1.83  $   0.98
                                             ========  ========   ========  ========  ========  ========  ========
  Net income (loss):
     Primary................................ $   0.47  $  (1.51)  $   0.19  $   1.36  $   2.02  $   2.02  $   0.98
                                             ========  ========   ========  ========  ========  ========  ========
     Fully diluted.......................... $   0.45  $  (1.51)  $   0.19  $   1.34  $   1.92  $   1.87  $   0.98
                                             ========  ========   ========  ========  ========  ========  ========
Weighted average common and common
  equivalent shares outstanding:
     Primary................................    149.9     137.7      142.6     132.5     125.2     121.4     115.9
                                             ========  ========   ========  ========  ========  ========  ========
     Fully diluted..........................    156.7     137.7      142.9     138.6     137.5     141.4     115.9
                                             ========  ========   ========  ========  ========  ========  ========
------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Working capital............................. $  706.5  $  499.2   $  761.2  $  579.2  $  492.4  $  439.0  $  336.6
Total assets................................ $2,999.1  $2,418.2   $2,914.1  $2,658.0  $2,235.7  $1,747.7  $1,476.5
Long-term debt.............................. $  302.6  $  347.0   $  324.3  $  350.5  $   82.5  $   14.5  $   37.3
Total debt.................................. $  335.4  $  368.2   $  336.6  $  372.0  $  106.1  $   30.1  $   47.9
Shareholders' equity........................ $1,855.0  $1,378.4   $1,748.8  $1,577.2  $1,406.7  $1,105.7  $  837.4
Book value per common share................. $  12.63
                                             ========
------------------------------------------------------------------------------------------------------------------
OTHER DATA
Gross margin percentage.....................      42%       30%        39%       40%       42%       42%       36%
Research and development expense............ $  101.7  $   97.4   $  444.7  $  361.3  $  283.1  $  257.8  $  229.2
Capital additions........................... $  196.3  $  105.2   $  593.0  $  628.1  $  478.0  $  270.7  $  235.1
------------------------------------------------------------------------------------------------------------------

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                 FOR THE SIX
                                                 MONTHS ENDED                 FOR THE YEARS ENDED
                                              ------------------  -------------------------------------------
                                              JUNE 30,  JUNE 30,  DEC 31,  DEC 31,  DEC 31,  DEC 31,  DEC 31,
                                                1997      1996     1996     1995     1994     1993     1992
                                              --------  --------  -------  -------  -------  -------  -------
OPERATING RESULTS
Net revenues.................................  $115.6    $ 78.7   $183.8   $228.0   $246.1   $125.1   $ 72.9
                                               ======    ======   ======   ======   ======   ======   ======
Operating income (loss)......................  $  4.5    $(17.6)  $(33.1)  $ 17.7   $ 55.7   $ 29.9   $ 13.2
                                               ======    ======   ======   ======   ======   ======   ======
Income (loss) from continuing operations
  before extraordinary item..................  $  1.3    $(13.4)  $(24.8)  $ 15.6   $ 37.6   $ 19.6   $  8.4
                                               ======    ======   ======   ======   ======   ======   ======
Net income (loss)............................  $  1.3    $(14.5)  $(25.9)  $ 15.6   $ 37.6   $ 19.6   $  8.4
                                               ======    ======   ======   ======   ======   ======   ======
Net income (loss) used in earnings per common
  share calculation:
  Income (loss) from continuing operations
     before extraordinary item...............  $  1.3    $(13.4)  $(24.8)  $ 15.6   $ 37.6   $ 19.6   $  8.4
                                               ======    ======   ======   ======   ======   ======   ======
  Net income (loss)..........................  $  1.3    $(14.5)  $(25.9)  $ 15.6   $ 37.6   $ 19.6   $  8.4
                                               ======    ======   ======   ======   ======   ======   ======
Earnings per common share:
  Income (loss) from continuing operations
     before extraordinary item...............  $ 0.07    $(0.69)  $(1.27)  $ 0.78   $ 1.88   $ 1.06   $ 0.49
                                               ======    ======   ======   ======   ======   ======   ======
  Extraordinary item.........................      --    $(0.06)  $(0.06)      --       --       --       --
                                               ======    ======   ======   ======   ======   ======   ======
  Net income (loss)..........................  $ 0.07    $(0.75)  $(1.33)  $ 0.78   $ 1.88   $ 1.06   $ 0.49
                                               ======    ======   ======   ======   ======   ======   ======
Weighted average common and common equivalent
  shares outstanding.........................    20.3      19.3     19.4     20.0     20.0     18.5     17.2
                                               ======    ======   ======   ======   ======   ======   ======
-------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Working capital..............................  $166.3    $130.3   $150.3   $ 68.7   $ 80.0   $ 69.1   $ 24.5
Total assets.................................  $311.1    $303.5   $299.3   $268.8   $196.1   $114.7   $ 50.3
Long-term debt...............................  $134.9    $  7.5   $136.2   $ 62.3   $ 18.3   $  6.8   $  4.8
Total debt...................................  $137.7    $ 10.2   $139.2   $ 82.4   $ 22.8   $  7.8   $  5.5
Shareholders' equity.........................  $126.0    $133.2   $122.9   $146.0   $125.7   $ 84.0   $ 31.5
Book value per common share..................  $ 6.43
                                               ======
-------------------------------------------------------------------------------------------------------------
OTHER DATA
Gross margin percentage......................     42%       33%      26%      32%      51%      59%      62%
Research and development expense.............  $ 20.9    $ 16.5   $ 32.4   $ 29.1   $ 24.8   $ 15.7   $  8.3
Capital additions............................  $  5.6    $  8.2   $ 12.6   $ 79.7   $ 24.0   $ 14.8   $  6.6
-------------------------------------------------------------------------------------------------------------

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                                OF NSC AND CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  FOR THE THREE
                                                  MONTHS ENDED           FOR THE YEARS ENDED
                                                  -------------   ----------------------------------
                                                     AUG 24,      MAY 25,      MAY 26,      MAY 28,
                                                      1997          1997         1996         1995
                                                  -------------   --------     --------     --------
PRO FORMA OPERATING RESULTS
Net sales.......................................     $ 640.3      $2,710.0     $2,833.4     $2,625.5
                                                    ========      ========     ========     ========
Operating income................................     $  66.2      $    0.9     $  214.1     $  339.9
                                                    ========      ========     ========     ========
Income from continuing operations before
  extraordinary item............................     $  64.8      $    7.4     $  201.0     $  301.8
                                                    ========      ========     ========     ========
Pro forma net income............................     $  64.8      $    6.3     $  201.0     $  301.8
                                                    ========      ========     ========     ========
Net income used in pro forma primary earnings
  per common share calculation:
  Income from continuing operations before
     extraordinary item.........................     $  64.8      $    7.4     $  195.4     $  290.6
                                                    ========      ========     ========     ========
  Pro forma net income..........................     $  64.8      $    6.3     $  195.4     $  290.6
                                                    ========      ========     ========     ========
Net income used in pro forma fully diluted
  earnings per common share calculation:
  Income from continuing operations before
     extraordinary item.........................     $  64.8      $    7.4     $  201.0     $  301.8
                                                    ========      ========     ========     ========
  Pro forma net income..........................     $  64.8      $    6.3     $  201.0     $  301.8
                                                    ========      ========     ========     ========
Pro forma earnings per common share:
  Income from continuing operations before
     extraordinary item:
     Primary....................................     $  0.39      $   0.05     $   1.31     $   2.05
                                                    ========      ========     ========     ========
     Fully diluted..............................     $  0.37      $   0.05     $   1.30     $   1.96
                                                    ========      ========     ========     ========
  Extraordinary item:
     Primary....................................          --      $  (0.01)          --           --
                                                    ========      ========     ========     ========
     Fully diluted..............................          --      $  (0.01)          --           --
                                                    ========      ========     ========     ========
  Pro forma net income:
     Primary....................................     $  0.39      $   0.04     $   1.31     $   2.05
                                                    ========      ========     ========     ========
     Fully diluted..............................     $  0.37      $   0.04     $   1.30     $   1.96
                                                    ========      ========     ========     ========
Weighted average common and common equivalent
  shares outstanding:
     Primary....................................       166.2         158.7        149.0        141.7
                                                    ========      ========     ========     ========
     Fully diluted..............................       173.0         159.0        155.1        154.0
                                                    ========      ========     ========     ========

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                          OF NSC AND CYRIX (CONTINUED)
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  FOR THE
                                                   THREE
                                                MONTHS ENDED            FOR THE YEARS ENDED
                                                ------------     ----------------------------------
                                                  AUG 24,        MAY 25,      MAY 26,      MAY 28,
                                                    1997           1997         1996         1995
                                                ------------     --------     --------     --------
---------------------------------------------------------------------------------------------------
PRO FORMA FINANCIAL POSITION AT YEAR-END
Working capital...............................    $  852.8       $  904.5     $  647.9     $  572.4
Total assets..................................    $3,302.8       $3,232.0     $2,911.3     $2,427.2
Long-term debt................................    $  437.5       $  459.7     $  412.8     $  100.8
Total debt....................................    $  473.1       $  475.1     $  454.4     $  128.9
Shareholders' equity..........................    $1,961.0       $1,859.5     $1,723.2     $1,532.4
Pro forma book value per common share.........    $  12.02
                                                  ========
---------------------------------------------------------------------------------------------------
OTHER PRO FORMA DATA
Gross margin percentage.......................         41%            38%          40%          43%
Research and development expense..............    $  112.5       $  479.5     $  390.4     $  307.9
Capital additions.............................    $  196.5       $  607.1     $  707.8     $  502.0
---------------------------------------------------------------------------------------------------
CYRIX PRO FORMA EQUIVALENTS:
Earnings per common share:
  Net income:
     Primary..................................    $   0.32       $   0.03     $   1.08     $   1.69
                                                  ========       ========     ========     ========
     Fully diluted............................    $   0.31       $   0.03     $   1.07     $   1.62
                                                  ========       ========     ========     ========
Book value per common share...................    $   9.92
                                                  ========

                              GENERAL INFORMATION

     This Proxy Statement/Prospectus is being furnished to stockholders of Cyrix in connection with the solicitation of proxies by and on behalf of the Cyrix Board for use at the Special Meeting. The Special Meeting will be held at the Sheraton Park Central Hotel, 12720 Merit Drive, Dallas, Texas, at 9:00 a.m. C.S.T. on November 17, 1997. This Proxy Statement/Prospectus and the related form of proxy are first being mailed to stockholders on or about October 17, 1997.

                              THE SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, holders of Cyrix Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

     THE CYRIX BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE PERFORMANCE BY CYRIX OF ITS OBLIGATIONS THEREUNDER, AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

RECORD DATE; VOTING RIGHTS; PROXIES

     The Cyrix Board has fixed the close of business on October 6, 1997 as the Record Date for determining holders entitled to notice of and to vote at the Special Meeting. Only holders of Cyrix Common Stock who are holders of Cyrix Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting.

     As of the Record Date, there were 19,908,039 shares of Cyrix Common Stock issued and outstanding, each of which entitles the holder thereof to one vote per share. Shares of Cyrix Common Stock held in the treasury of Cyrix or any of its subsidiaries are not considered outstanding. As of the Record Date, directors and officers of Cyrix beneficially owned approximately 1,034,602 shares of Cyrix Common Stock, representing approximately 5.2% of the Cyrix Common Stock entitled to vote at the Special Meeting. It is currently expected that each such director and executive officer of Cyrix will vote the shares of Cyrix Common Stock beneficially owned by him or her for approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. Pursuant to the Support Agreement, an officer and two directors of Cyrix holding an aggregate of 941,755 shares of Cyrix Common Stock as of the Record Date, which represents approximately 4.7% of the outstanding shares of Cyrix Common Stock as of the Record Date, have agreed to vote their shares of Cyrix Common Stock for approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. See "THE SUPPORT AGREEMENT."

     All shares of Cyrix Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies.

     IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF CYRIX COMMON STOCK WILL BE VOTED IN FAVOR OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     A holder of Cyrix Common Stock who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Cyrix at Cyrix's principal executive offices, by signing and returning a later dated proxy, or by voting in person at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking the proxy.

     Votes cast by proxy or in person at the Special Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the holders of Cyrix Common Stock for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

SOLICITATION OF PROXIES

     Cyrix will bear its own cost of solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names. In addition, Corporate Investor Communications, Inc. has been engaged by Cyrix to act as proxy solicitors and will receive a fee of approximately $10,000 plus reimbursement of out-of-pocket expenses and will be indemnified by Cyrix under certain circumstances for certain liabilities.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of Cyrix Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

REQUIRED VOTE

     Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote of the holders of a majority of the outstanding shares of Cyrix Common Stock. As of the Record Date, a total of 19,908,039 votes were eligible to be cast at the Special Meeting. If fewer shares of Cyrix Common Stock are voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, than the number required for such approval and adoption, it is expected that the Special Meeting will be adjourned or postponed in order to allow additional time for obtaining additional proxies or votes; provided, however, that no proxy which is voted "against" the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, will be voted in favor of any such adjournment or postponement. At any subsequent reconvening of the Special Meeting, all proxies obtained prior to such adjournment or postponement will be voted in such manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies which previously have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting. Because approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote of holders of a majority of the outstanding shares of Cyrix Common Stock, failures to vote and abstentions will have the same effect as a vote "against" approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, under the rules of the National Association of Securities Dealers, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, without specific instructions from such customers. The failure of such customers to provide specific instructions with respect to their shares of Cyrix Common Stock to their broker will have the effect of a vote "against" the approval of the Merger Agreement.

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE HOLDERS OF CYRIX COMMON STOCK. ACCORDINGLY, HOLDERS OF CYRIX COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not require the vote of holders of NSC Common Stock.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Since its founding in 1988, Cyrix has become a leading provider of innovative PC technologies and platforms. In September 1996, the Cyrix Board determined that Cyrix's prospects could be greatly enhanced if an alliance could be formed with a strategic partner who would take a minority equity stake in Cyrix and offer complementary strategic strengths, including, most importantly, manufacturing capability and capacity, and access to additional capital. Cyrix engaged Goldman Sachs in September 1996 to assist Cyrix in locating such a strategic partner.

     Goldman Sachs identified potential strategic partners and met with the Cyrix Board and management in the fall of 1996 to provide them with advice regarding potential strategic partners. Thereafter, Goldman Sachs contacted a number of companies regarding a strategic investment in or partnership with Cyrix. Of the companies contacted by Goldman Sachs, three expressed an interest in Cyrix. NSC responded to Goldman Sachs at such time indicating that it had no interest in pursuing a strategic investment in Cyrix. Cyrix believes that most of the companies contacted were concerned about Cyrix's financial condition or were reluctant to enter into a partnership that would compete directly with Intel. Of the three companies expressing interest initially, none ultimately chose to pursue a partnership relationship with Cyrix.

     As a result of the lack of interest from potential strategic partners, the Cyrix Board decided to pursue its strategy as an independent entity and asked Cyrix's management to take steps to improve Cyrix's performance and to develop strategic alternatives for Cyrix's long-term success. As Cyrix's management deemed access to complementary technologies to be a vitally important element of Cyrix's long-term strategy, Cyrix's management initiated discussions with several companies around the world who possessed relevant technologies, including NSC.

     Following informal discussions in the spring of 1997, Cyrix and NSC realized that the companies share a similar vision of the future of computing devices and have complementary products and technologies. NSC also has available fabricating capacity, including a new state-of-the-art facility dedicated in June 1997. Additionally, NSC has established relationships with several major PC manufacturers and a patent cross-license agreement with Intel that gives NSC the right to manufacture, to have made and to sell products covered by Intel patents.

     In late April 1997, NSC approached Cyrix about the possibility of an acquisition or merger. After executing a confidentiality agreement, Cyrix and NSC exchanged more detailed information regarding each other's products and operations. As each company learned more about the other, the potential rewards from a merger became more evident.

     On June 5, 1997, following separate review and discussion by each of the NSC Board and the Cyrix Board, preliminary terms were discussed, which included an exchange ratio of 0.8 shares of NSC Common Stock for each share of Cyrix Common Stock. Based on the closing price of NSC Common Stock on the NYSE Composite Tape on June 4, 1997 of $28.38 per share, the 0.8 exchange ratio reflected a value of approximately $23 per share of Cyrix Common Stock on such date. This offer was rejected by the Cyrix Board as inadequate. At that point, discussion of a potential merger with NSC ended, and no further talks were contemplated by Cyrix.

     During the period of June 5 to July 10, 1997, the price of NSC Common Stock increased from $28.25 per share to $33.69 per share. On or about July 10, 1997, NSC expressed a desire to continue merger talks at the 0.8 exchange ratio based on the current market prices of shares of NSC Common Stock and Cyrix Common Stock.

     On July 14, 1997, Cyrix and NSC met with their investment bankers in Menlo Park, California. On July 15, 1997, NSC increased the exchange ratio included in its offer to 0.825 shares of NSC Common Stock for each share of Cyrix Common Stock, reflecting a value of approximately $30 per share for Cyrix Common Stock on such date.

     On July 17, 1997, the Cyrix Board met with representatives of NSC in Albuquerque, New Mexico. The NSC representatives discussed the long-term strategy of NSC and the importance of Cyrix to NSC's strategy. Both NSC and Cyrix left the meeting with a better understanding of the strategic benefits of a merger and decided that discussions should continue.

     Between July 17 and 28, 1997, NSC's and Cyrix's attorneys and investment bankers conferred with representatives of Cyrix and NSC and negotiated the structure of the transaction and final terms and conditions of the Merger Agreement and the related Stock Option Agreement and support agreement.

     On July 22, 1997, the Cyrix Board met with representatives of Goldman Sachs and counsel to discuss the terms of the Merger proposal. Goldman Sachs provided the Cyrix Board and management with certain quantitative analyses of Cyrix, NSC and the semiconductor and related industries, and representatives of Goldman Sachs and counsel provided advice on the proposed Merger's structure and terms and conditions. At the meeting, the Cyrix Board considered the proposed terms of the draft Merger Agreement and the related Stock Option Agreement and support agreement.

     The Cyrix Board met again telephonically on July 25, 1997, at which meeting counsel reviewed for the Cyrix Board the status of the continuing negotiations with NSC and counsel for NSC and the terms and provisions of the draft Merger Agreement, the Stock Option Agreement and the support agreement as negotiated by Cyrix's representatives.

     At a special meeting held telephonically on July 28, 1997, with representatives of Goldman Sachs and counsel in attendance, the Cyrix Board received a presentation from counsel on the terms and provisions of the final draft of the Merger Agreement, the Stock Option Agreement and the support agreement. All members of the Cyrix Board except one were present at the meeting. The Cyrix Board received the oral opinion of Goldman Sachs to the effect that, as of July 28, 1997, and subject to the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. The Cyrix Board members in attendance at the meeting then determined that the Merger is fair to, and in the best interests of, Cyrix and its stockholders, and accordingly, the Cyrix Board members in attendance at the meeting unanimously approved and adopted the Merger Agreement and the performance by Cyrix of its obligations thereunder, and resolved to recommend that the Cyrix stockholders vote for the approval and adoption of the Merger and the Merger Agreement, at a Special Meeting of Cyrix stockholders to be held for that purpose. Subsequently, the Cyrix Board member not present at the special meeting confirmed that he approves the Merger Agreement and the performance by Cyrix of its obligations thereunder, and recommends the approval and adoption of the Merger and the Merger Agreement by Cyrix stockholders.

     After the special meeting of the Cyrix Board, the Merger Agreement, the Stock Option Agreement and the support agreement were executed, and the parties made a public announcement of the proposed Merger between Cyrix and NSC on the afternoon of July 28, 1997.

CERTAIN INFORMATION PROVIDED

     In connection with the discussions between Cyrix and NSC described above, Cyrix provided to NSC certain financial projections with respect to Cyrix's net revenue, gross margin, operating expenses, operating income, profit before taxes, profit after taxes and earnings per share for fiscal years 1997 through 1999. Such financial projections show an increase in net revenue from $298.3 million in 1997 to $511.3 million in 1999, an increase in gross margin from $108.6 million in 1997 to $184.1 million in 1999, an increase in operating income from $15.6 million in 1997 to $47.2 million in 1999, an increase in profit after taxes from $6.4 million in 1997 to $28 million in 1999 and an increase in earnings per share from $0.32 in 1997 to $1.40 in 1999.

     Such financial projections were developed for internal use only, were not prepared with the intent that they would be publicly disclosed and are included herein only because such information was provided to NSC. In addition, such projections were not prepared with a view toward compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and such projections were not intended to be presented in a manner consistent with financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). While presented with numerical specificity, such projections are based upon a variety of general assumptions with respect to a continued level of industry performance, general business and economic conditions, taxes and other matters, most of which are beyond the control of Cyrix and NSC. The presentation of such projections should not be regarded as a representation by Cyrix, NSC or any other person that such results will be achieved. Neither Cyrix's independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the projected financial information or expressed any assurance on it or its achievability. In addition, because the projections are based on a number of assumptions and are subject to significant economic and competitive uncertainties, which are beyond the control of Cyrix and NSC, there can be no assurance that these projections will be realized, and actual results may be higher or lower than those shown, possibly by material amounts. Cyrix does not intend to update the projections.

     The projections should be read together with the information contained in the consolidated financial statements of Cyrix and its subsidiaries included elsewhere, or incorporated by reference, in this Proxy Statement/Prospectus.

     Statements made under this caption should be regarded as forward-looking information. For information regarding the factors that could cause actual results to differ from such forward-looking statements, see "STATEMENTS REGARDING FORWARD-LOOKING INFORMATION."

RECOMMENDATION OF THE CYRIX BOARD; CYRIX'S REASONS FOR THE MERGER

     The Cyrix Board believes that the proposed Merger represents a significant step forward in Cyrix's strategy to develop a whole new class of integrated processors that would bring lower cost PCs to the marketplace. The Cyrix Board believes that the combination of Cyrix's innovative technology and products, such as the 6X86MX(TM) microprocessor and the MediaGX(TM) processor, with NSC's manufacturing strength (including the 8-inch state-of-the-art fabrication facility dedicated in June 1997), strong market position in certain system components, existing relationships with major PC suppliers, broad product line and distribution channels, Intel cross-license agreement and financial strength will benefit Cyrix and its stockholders. While the Cyrix Board evaluated certain alternatives to the Merger, including the continued operation of Cyrix as an independent entity, such alternatives are, in the opinion of the Cyrix Board, less attractive to Cyrix and its stockholders than the Merger, which provides the opportunity for Cyrix stockholders to continue to share in the future performance of Cyrix through ownership of NSC Common Stock.

     In reaching its decision to approve the Merger Agreement and the Stock Option Agreement, the Cyrix Board considered a number of factors, including the following:

          (i) The Cyrix Board analyzed information with respect to the financial condition, results of operations, cash flow, business and prospects of Cyrix. The Cyrix Board considered that Cyrix had reported losses in five of the eight quarters preceding the announcement of the Merger and that Cyrix's access to capital was constrained. The Cyrix Board considered that Cyrix's lack of fabricating capacity resulted in a competitive disadvantage and that Cyrix would need access to a wide range of technologies, including MPEG (Motion Picture Experts Group), 3D graphics, Ethernet(TM), modem, Super I/O(TM) and BIOS development, in order to continue to advance its MediaGX(TM) product line. The Cyrix Board considered that Cyrix did not possess a full semiconductor product line for, and had limited relationships with, major PC manufacturers. The Cyrix Board also considered the intense competition in the computer industry and, in its opinion, the ability of larger industry participants to dictate product pricing.

          (ii) The Cyrix Board considered the benefits to Cyrix and its stockholders that would arise from the Merger as a result of the complementary nature of the technology and products of Cyrix and NSC and the financial strength of NSC. The Cyrix Board considered the key strengths that NSC would provide as a merger partner, including NSC's new state-of-the-art semiconductor fabrication facility dedicated in June 1997, its strong market position in complementary technologies such as MPEG, chip sets, power management, modem, Ethernet(TM) and Super I/O(TM), its strong customer list of major PC manufacturers such as Compaq Computer Corporation, Dell Computer Corporation, International Business Machines

     Corporation, Hewlett-Packard Company, Sony Corporation, NEC Corporation, Acer Incorporated, Samsung Corporation and Siemens Aktiengesellschaft, its broad product line and distribution channels for its products and its cross-license agreement with Intel. The Cyrix Board evaluated the technical and market synergies that would arise from the Merger and considered that the breadth of products offered by the merged companies would satisfy the increasingly expressed desire of customers to purchase a full range of products from a single vendor.

          (iii) The Cyrix Board considered the terms of the Merger Agreement and the related Stock Option Agreement and support agreement, the consideration to be received by Cyrix stockholders in the Merger, the treatment of the Merger as a tax-free exchange and the expected qualification of the Merger as a pooling of interests for accounting and financial reporting purposes.

          (iv) The Cyrix Board considered quantitative analyses of Cyrix and NSC and the opportunity presented to Cyrix stockholders by the Merger. The Cyrix Board considered current financial conditions, market conditions, historical market prices, volatility and trading information with respect to Cyrix's Common Stock and the fact that Cyrix's Common Stock has under-performed the S&P High Tech Index since 1994 and the S&P 500 since 1995. The Cyrix Board also considered the historical and projected financial results of Cyrix, the historical performance of both Cyrix Common Stock and NSC Common Stock individually, in comparison to individual competitors and in comparison to the industry as a group, commentary and analyses prepared by the investment community on both Cyrix and NSC and an analysis of current holders of the common stock of each of Cyrix and NSC.

          (v) The Cyrix Board considered the oral opinion of Goldman Sachs to the effect that, as of July 28, 1997, and subject to the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. The Cyrix Board considered the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion as a whole. See "-- Opinion of Cyrix's Financial Advisor."

     The foregoing discussion of the factors considered and given weight by the Cyrix Board is not intended to be exhaustive but is believed to include all material factors considered by the Cyrix Board. In view of the variety of factors considered in connection with its evaluation of the proposed Merger, the Cyrix Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination that the Merger is fair to, and in the best interests of, Cyrix and its stockholders.

     At a special meeting held on July 28, 1997, the Cyrix Board members present at the meeting unanimously agreed that the Merger is fair to, and in the best interests of, Cyrix and its stockholders and approved and adopted the Merger Agreement and the performance by Cyrix of its obligations thereunder. Subsequently, the sole Cyrix Board member not present at the meeting confirmed his approval of the Merger Agreement and the performance by Cyrix of its obligations thereunder. THE CYRIX BOARD UNANIMOUSLY RECOMMENDS THAT CYRIX STOCKHOLDERS APPROVE AND ADOPT THE MERGER AND THE MERGER AGREEMENT.

     In considering the recommendation of the Cyrix Board with respect to the Merger and the Merger Agreement, Cyrix stockholders should be aware that certain officers and directors of Cyrix (or their affiliates) have certain interests in the proposed Merger that are different from and in addition to the interests of Cyrix stockholders generally. The Cyrix Board was aware of these interests and considered them in approving the Merger Agreement and the performance by Cyrix of its obligations thereunder. See "-- Interests of Certain Persons in the Merger."

NSC'S REASONS FOR THE MERGER

     In late May 1997, NSC's management received authorization from the Board of Directors of NSC ("NSC Board") to pursue negotiations with Cyrix, and in June, the NSC Board was updated on the status of the discussions between Cyrix and NSC. On July 28, 1997, the NSC Board met telephonically to consider the advisability of the proposed Merger, the Merger Agreement, the Stock Option Agreement and the other legal documentation to be executed in connection therewith. The NSC Board has concluded that the Merger is advisable and in the best interests of NSC and its stockholders because the NSC Board believes that the Merger will further NSC's long-term strategic objectives, which include expanding and developing its product lines and markets. The NSC Board's conclusions are based on its expectations that (i) the Merger will likely result in significant new products and markets resulting from the integration of Cyrix's technology with NSC's existing technology, (ii) Cyrix's innovative technology will diversify and strengthen NSC's core product portfolio, and (iii) NSC's production, marketing and distribution strengths will present opportunities for increased sales of Cyrix's technology.

     In the past year, NSC has adopted a strategy which focuses on analog and mixed signal technologies and uses such technologies to develop certain highly integrated, application specific semiconductor products, which NSC calls "systems-on-a-chip." These systems-on-a-chip products combine analog and mixed signal cores and put them on a single integrated circuit device with embedded controllers or processors. The goal is to provide complete system solutions on one device for information appliances, such as network personal computers, net browsers and other Internet access products. In furtherance of this strategy, during fiscal 1997, NSC made acquisitions intended to accelerate its entry into the market for information appliances for the home and to allow NSC to compete as a supplier of complete chip sets. The merger of Cyrix with NSC is a further step in this systems-on-a-chip strategy. Cyrix, a technology leader in high performance processors, designs and markets IBM personal computer software-compatible microprocessors that are an alternative source for the Intel X86 microprocessors. With access to Cyrix's X86 processors, NSC will be able to combine the processors with its other cores to make systems-on-a-chip products, providing a complete solution for manufacturers of information appliances. With complete solutions contained in one device, NSC believes that cost efficiencies may result in the eventual reduction of the prices for these information appliance products, resulting in an increase in their availability and expansion of the related market.

     There can be no assurance that any of the expectations set forth in the preceding paragraphs will be fulfilled or that any of the expected benefits of the Merger will be realized.

OPINION OF CYRIX'S FINANCIAL ADVISOR

     On July 28, 1997, Goldman Sachs delivered its oral opinion to the Cyrix Board that, as of the date of such opinion, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion dated the date hereof, that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Cyrix Common Stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED THE DATE HEREOF, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF CYRIX ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Merger Agreement; (ii) this Proxy Statement/Prospectus; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K of Cyrix for the five years ended December 31, 1996 and of NSC for the five fiscal years ended May 26, 1996; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cyrix and NSC; (v) certain other communications from Cyrix and NSC to their respective stockholders; (vi) certain internal financial analyses and forecasts for Cyrix prepared by its management; and (vii) certain publicly available research forecasts for NSC.

     Goldman Sachs also held discussions with members of the senior management of Cyrix and NSC regarding the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Cyrix Common Stock and NSC Common Stock, compared certain financial and stock market information for Cyrix and NSC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Cyrix or NSC or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs also assumed for purposes of rendering its opinion that the Merger will be accounted for as a pooling of interests under GAAP. The opinion of Goldman Sachs referred to herein was provided for the information and assistance of the Cyrix Board in connection with its consideration of the Merger and does not constitute a recommendation as to how any holder of Cyrix Common Stock should vote with respect to the Merger.

     The following is a summary of all material financial analyses used by Goldman Sachs in connection with providing its oral opinion to Cyrix's Board of Directors on July 28, 1997. Goldman Sachs utilized substantially the same financial analyses in connection with providing the written opinion attached as Appendix B hereto.

     Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for Cyrix Common Stock. In addition, Goldman Sachs analyzed the consideration to be received by holders of Cyrix Common Stock pursuant to the Merger Agreement based on the closing market price of NSC Common Stock on July 25, 1997 of $33.56 in relation to the closing market price per share of Cyrix Common Stock on July 25, 1997 and the average closing market prices per share of Cyrix Common Stock for the latest week, ten days, thirty days, three months, six months and twelve months. Such analysis indicated that the price per share of Cyrix Common Stock to be paid pursuant to the Merger Agreement represented a premium of 30.3%, 23.7%, 31.8%, 33.4%, 42.9%, 18.4% and 103.2%, respectively, based on the closing market price of Cyrix Common Stock on July 25, 1997 of $21.25 and the average closing market prices for the latest week, ten days, thirty days, three months, six months and twelve months, respectively.

     Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Cyrix to corresponding financial information, ratios and public market multiples for three groups of publicly traded corporations: Advanced Micro Devices, Inc. and Intel (the "Microprocessor Companies"), Anadigics, Inc., Analog Devices, Inc., Atmel Corporaton, Cypress Semiconductor Corporation, Integrated Device Technology, Inc., LSI Logic Corp., Microchip Technology Incorporated, Motorola Inc., Rockwell International Corporation, Texas Instruments Incorporated, Tower Semiconductor, Ltd. and VLSI Technology, Inc. (the "Fab Semiconductor Companies") and Actel Corporation, Adaptec Inc., Alliance Semiconductor Corporation, Altera Corporation, C-Cube Microsystems, Inc., Cirrus Logic, Inc., Level One Communications, Incorporated, Linear Technology Corporation, Maxim Integrated Products, Inc., Oak Technology, Inc., PMC-Sierra, Inc., S3 Incorporated and Xilinx, Inc. (the "Fabless Semiconductor Companies" and, together with the Microprocessor Companies and the Fab Semiconductor Companies, the "Selected Companies"). The Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to Cyrix. Goldman Sachs calculated and compared various financial multiples and ratios for Cyrix with those of the Selected Companies using the respective closing price per share for Cyrix and each of the Selected Companies on July 25, 1997, which in the case of Cyrix was $21.25 per share. The multiples and ratios for Cyrix and each of the Selected Companies were based on the most recently publicly available information and from estimates provided by the Institutional Brokers Estimate System ("IBES").

          With respect to the Selected Companies, Goldman Sachs considered levered market capitalization (i.e., market value of common equity plus book value of debt and preferred stock less cash) as a multiple of annualized latest quarterly sales, which ranged from 2.4x to 5.4x, with a mean of 3.9x and a median of 3.9x for the Microprocessor Companies, from 1.3x to 5.1x, with a mean of 2.4x and a median of 2.0x for the Fab Semiconductor Companies, and from 1.0x to 12.6x, with a mean of 4.2x and a median of 2.4x for the Fabless Semiconductor Companies, as compared to 1.4x for Cyrix. Goldman Sachs also considered latest quarterly net margins, which ranged from 2.3% to 30.8%, with a mean of 16.6% and median of 16.6% for the Microprocessor Companies, from 3.9% to 17.6%, with a mean of 10.0% and a median of 9.8% for the Fab Semiconductor Companies (data for Integrated Device Tech was not meaningful), and from 8.2% to 35.8%, with a mean of 20.4% and a median of 19.4% for the Fabless Semiconductor Companies (data for Alliance Semiconductor and Cirrus Logic was not meaningful), as compared to 8.8% for Cyrix.

          Goldman Sachs also considered (A) estimated calendar year 1997 and 1998 price/earnings ratios, which ranged from 22.0x to 33.5x, with a mean of 27.7x and a median of 27.7x for 1997 and 12.8x to 18.4x, with a mean of 15.6x and a median of 15.6x for 1998 for the Microprocessor Companies, from 15.4x to 38.3x, with a mean of 29.0x and a median of 28.2x for 1997 and 13.1x to 29.3x, with a mean of 19.2x and a median of 18.3x for 1998 for the Fab Semiconductor Companies, and from 20.9x to 197.9x, with a mean of 42.6x and a median of 33.0x for 1997 and 13.4x to 34.1x, with a mean of 21.4x and a median of 20.5x for 1998 for the Fabless Semiconductor Companies, as compared to 49.4x for 1997 and 17.0x for 1998 for Cyrix, (B) a five-year earnings per share ("EPS") growth rate (provided by IBES) which ranged from 15.0% to 20.0%, with a mean of 17.5% and a median of 17.5% for the Microprocessor Companies, from 12.0% to 35.0%, with a mean of 21.0% and a median of 19.0% for the Fab Semiconductor Companies, and from 10.0% to 30.0%, with a mean of 24.7% and a median of 27.5% for the Fabless Semiconductor Companies, as compared to 20.0% for Cyrix and (C) 1998 price/earnings ratios as a multiple of five-year EPS growth rate (provided by IBES), which was 0.9x for each of the Microprocessor Companies, and which ranged from 0.5x to 1.5x, with a mean of 1.0x and a median of 0.9x for the Fab Semiconductor Companies, and from 0.5x to 1.6x, with a mean of 0.9x and a median of 0.9x for the Fabless Semiconductor Companies, as compared to 0.9x for Cyrix.

     Present Value of Implied Future Share Prices Analysis. Goldman Sachs performed an analysis to determine the present value of implied future Cyrix stock prices based on management's projections of earnings per share for 1998, 1999 and 2000. Goldman Sachs calculated implied future prices for shares of Cyrix Common Stock for each of the years 1998, 1999 and 2000 using price to earnings multiples ranging from 16.0x to 20.0x. These implied future Cyrix share prices were then discounted to present value using discount rates ranging from 15.0% to 30.0%. Using this analysis, the present value of the implied future Cyrix share price based on projected earnings for 1998 ranged from $16.70 to $22.19, based on projected earnings for 1999 ranged from $15.09 to $22.67 and based on projected earnings for 2000 ranged from $13.93 to $23.66.

     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to approximately fifty selected transactions in the semiconductor and semiconductor-related industry since 1986 (the "Selected Transactions"), including the acquisition of Zilog, Inc. by Texas Pacific Group, the acquisition of Tencor Instruments by KLA Instruments Corporation, the acquisition of Lite-On Power Semiconductor Corporation by Vishay Intertechnology, Inc. and the acquisition of Brooktree Corporation by Rockwell International Corporation. Such analysis indicated that for the Selected Transactions (i) levered aggregate consideration as a multiple of latest twelve month ("LTM") sales ranged from 0.39x to 18.30x, with a mean of 2.17x and a median of 1.48x, as compared to 2.80x for the consideration received in the Merger, (ii) aggregate equity consideration as a multiple of LTM net income ranged from 6.0x to 46.8x, with a mean of 25.5x and a median of 22.0x (data for Cyrix was not meaningful) and (iii) levered aggregate consideration as a multiple of LTM earnings before interest and taxes ("EBIT") ranged from 4.4x to 44.9x, with a mean of 15.8x and median of 12.5x (data for Cyrix was not meaningful).

     Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Using earnings estimates for Cyrix and for NSC provided by IBES for the calendar years 1997 and 1998, Goldman Sachs estimated the EPS of each of Cyrix and NSC, on a standalone basis, and the EPS of the common stock of the combined companies on a pro forma basis. Goldman Sachs performed this analysis based on a price of $21.25 per share of Cyrix Common Stock (the per share price of Cyrix Common Stock on July 25, 1997) and $33.56 per share of NSC Common Stock (the per share price of NSC Common Stock on July 25, 1997). Goldman Sachs also performed an analysis using a sensitivity range for EPS for calendar years 1997 and 1998 for Cyrix of 50% to 150% of Cyrix's projected EPS and for EPS for calendar years 1997 and 1998 for NSC of 90% to 110% of NSC's projected EPS. Based on such analyses, the proposed transaction would be accretive to Cyrix's stockholders on an EPS basis in all of the above scenarios in the calendar years 1997 and 1998.

     Contribution Analysis. Goldman Sachs reviewed certain historical and estimated future operating and financial information (including, among other things, revenues, gross profit, EBIT and net income) for Cyrix, NSC and the pro forma combined entity resulting from the Merger based on Cyrix management's financial forecasts for Cyrix and based on publicly-available research analyst forecasts for NSC. The analysis indicated that the Cyrix stockholders would receive 10.4% of the outstanding common equity of the combined companies after the Merger. Goldman Sachs also analyzed the relative income statement contribution of Cyrix and NSC to the combined companies on a pro forma basis before taking into account any of the possible benefits that may be realized following the Merger based on actual 1996 and estimated years 1997 and 1998, based on financial data provided to Goldman Sachs by Cyrix's management. This analysis indicated that in 1996, 1997 and 1998, respectively, Cyrix would have contributed 7.2%, 8.0% and 16.6%, respectively, to combined revenues, 6.7%, 7.0% and 11.0%, respectively to combined gross profit, 1.5%, a not meaningful percentage and 7.8%, respectively, to combined EBIT and 0.1%, a not meaningful percentage and 5.0%, respectively, to combined net income.

     Goldman Sachs also undertook an analysis of the stock price premiums paid by acquirors in 72 recent acquisition transactions involving technology companies. These premiums compare the acquired company's implied stock price following announcement of an acquisition transaction to the acquired company's stock price one day, one week, and 30 days before announcement of the acquisition. However, Goldman Sachs did not consider this analysis to be material to the overall financial analysis performed by Goldman Sachs in rendering their fairness opinion because the premium paid in any transaction is dependent on many variables specific to that transaction.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cyrix or NSC or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Cyrix Board as to the fairness of the Exchange Ratio pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cyrix, NSC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Cyrix Board was one of many factors taken into consideration by the Cyrix Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth as Appendix B hereto.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Cyrix selected Goldman Sachs as its financial advisor on the basis of its reputation as a nationally recognized investment banking firm, its substantial experience in transactions similar to the Merger and its familiarity with Cyrix.

     Goldman Sachs also has provided certain other investment banking services to Cyrix from time to time, including acting as managing underwriter of the public offering of the 5 1/2% Convertible Subordinate Notes of

Cyrix in May 1996. Goldman Sachs also has provided certain investment banking services to NSC from time to time, and may provide investment banking services to NSC in the future.

     Pursuant to a letter agreement dated September 13, 1996 (the "Engagement Letter"), Cyrix engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the Engagement Letter, Cyrix has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee equal to 1.125% of the total consideration paid for the equity securities of Cyrix (including amounts paid to holders of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of Cyrix prior to the consummation of the Merger. The value of the NSC Common Stock to be received by holders of Cyrix Common Stock, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for the NSC Common Stock on the five trading days ending five days prior to the consummation of the Merger. Cyrix also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Cyrix Board with respect to the Merger and the Merger Agreement, Cyrix stockholders should be aware that certain executive officers and directors of Cyrix (or their affiliates) have certain interests in the proposed Merger that differ from or are in addition to the interests of Cyrix stockholders generally. The Cyrix Board was aware of these interests and considered them in approving the Merger Agreement and the performance by Cyrix of its obligations thereunder.

     Cyrix Stock Options. As a result of the Merger, each Cyrix Stock Option granted under any Cyrix benefit plans which is outstanding and unexercised immediately prior to the Effective Date will cease to represent a right to acquire shares of Cyrix Common Stock and will be converted into an NSC Stock Option. The number of shares of NSC Common Stock to be subject to each NSC Stock Option will be equal to the product of the number of shares of Cyrix Common Stock subject to the original Cyrix Stock Option multiplied by the Exchange Ratio and rounded to the nearest whole share, and the exercise price per share of NSC Common Stock under each NSC Stock Option will be equal to the quotient of the exercise price per share of Cyrix Common Stock under the original Cyrix Stock Option divided by the Exchange Ratio and rounded to the nearest whole cent. The terms and conditions of the NSC Stock Option, including vesting provisions, will be the same as the original Cyrix Stock Option, except that all references to Cyrix will be deemed to be references to NSC. The adjustment provided in the Merger Agreement with respect to any Cyrix Stock Options which are "incentive stock options" (as defined in Section 422 of the Code) will be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Prior to the Effective Date, NSC and Cyrix will take all action necessary to permit the adjustment set forth in this paragraph. NSC will reserve for issuance a sufficient number of shares of NSC Common Stock for delivery with respect to the converted Cyrix Stock Options. As soon as practicable after the Effective Date, NSC will file a registration statement on Form S-8 (or any successor or appropriate form) with respect to the shares of NSC Common Stock subject to such options. See "THE MERGER
AGREEMENT -- Conversion of Cyrix Securities."

     As of the Record Date, 3,397,847 shares of Cyrix Common Stock were issuable upon the exercise of outstanding Cyrix Stock Options. The average exercise price per share of all Cyrix Stock Options outstanding as of the Record Date is $20.67 per share. Assuming the exercise of all such options (whether vested or unvested) immediately after the Effective Date, the holders thereof would hold approximately 1.9% of all NSC Common Stock issued and outstanding immediately after the Effective Date (without including any NSC Common Stock otherwise held by such holders). The executive officers and directors of Cyrix currently hold an aggregate of 1,352,333 Cyrix Stock Options at an average price per share of $20.86 per share, which Cyrix Stock Options will be converted on the Effective Date.

     Employment Agreements. In connection with the proposed Merger, NSC has entered into an employment agreement with James W. Swent, III, Senior Vice President and acting Chief Executive Officer of Cyrix, dated July 28, 1997 (the "Swent Employment Agreement"), and has also entered into employment agreements with certain other employees of Cyrix to ensure continuity of Cyrix's management following the Merger and to retain the benefits of such employees' technological expertise. Under the Swent Employment Agreement, Mr. Swent will be employed by NSC for the period commencing on the Effective Date through the end of the 13th month after the Effective Date, and he will receive a base salary at least equal to the base salary paid by Cyrix immediately preceding the date of the Swent Employment Agreement and a guaranteed annual bonus, payable on February 15, 1998, at least equal to the annual target bonus most recently established by Cyrix prior to the date of the Swent Employment Agreement. If Mr. Swent remains employed by NSC through the end of the 13th month following the Effective Date, or if he leaves voluntarily before that time as a result of being assigned duties and responsibilities not of an executive nature, he will be paid a bonus equal to 300% of his annual base salary and guaranteed bonus as of such date. Mr. Swent will be entitled to participate in all NSC benefit plans and programs generally available for similarly situated employees.

     In the event Mr. Swent voluntarily terminates his employment (other than as a result of being assigned duties and responsibilities not of an executive nature) or if his employment is terminated for cause (as defined in the Swent Employment Agreement), he will receive his base salary through the date of termination and all other benefits to which he is entitled. If Mr. Swent is terminated by NSC prior to the end of the term (other than for cause) or if his employment terminates by reason of death or disability, NSC will pay Mr. Swent (or his estate or beneficiary), in addition to amounts described in the preceding sentence, (i) a lump sum severance equal to 300% of his annual base salary and guaranteed annual bonus, less the present value of any other severance benefits, (ii) continued medical coverage through the end of the term or until Mr. Swent is employed by another entity providing health coverage and
(iii) any unpaid base salary and guaranteed annual bonus through the remainder of the term of the Swent Employment Agreement. NSC will also provide Mr. Swent with reimbursement payments for any California taxes and any excise taxes under
Section 4999 of the Code due in connection with payments made pursuant to the Swent Employment Agreement.

     Under the Swent Employment Agreement, Mr. Swent is subject to (i) a covenant to keep confidential certain information obtained in the course of his employment, (ii) a covenant not to compete with NSC or Cyrix for one year after the later of the end of his employment with NSC or the end of the 13th month following the Effective Date and (iii) a covenant not to solicit employees of Cyrix, NSC or their subsidiaries or interfere with the employment relationship between Cyrix or NSC and any such employee or interfere in any business relationship of Cyrix or NSC for one year following the end of his employment with NSC.

     NSC has entered into employment agreements with Cyrix executive officers Mark Bluhm, Vice President of Strategic Planning and Business Development, Nancy Dechaud, Vice President of Operations, and Kevin McDonough, Senior Vice President of Engineering, pursuant to which such officers will be employed by NSC for the period commencing on the Effective Date through the 18th month following the Effective Date, and will receive base salaries at least equal to the base salaries paid to such officers by Cyrix immediately preceding July 25, 1997. If Ms. Dechaud or Mr. McDonough remains employed by NSC through the end of the 18-month term, such officer will be paid a retention bonus equal to 400% of the officer's annual base salary and bonus as of such date. Mr. Bluhm would receive a retention bonus equal to 400% of his base salary if he remains employed through the end of the term. Half of such retention bonus payments would be paid at the end of the employment term and half would be paid 12 months later. If, prior to the end of the 18-month term, such officer voluntarily terminates employment, or if such officer's employment is terminated by NSC for cause (as defined in the applicable employment agreement) or as a result of death or disability, such officer will receive base salary through the date of termination and all other benefits to which the officer is entitled. If such officer is terminated by NSC prior to the end of the 18-month term (other than for cause, death or disability), NSC will pay such officer, in addition to the amounts described in the preceding sentence, (i) severance equal to 400% of such officer's annual base salary and target bonus for the year in which termination occurs, less the present value of any other severance benefits, and (ii) continued medical coverage through the end of the 18-month term or until such officer is employed by another entity providing health coverage. The severance benefits will be paid in two parts, half to be paid at termination and half to be paid 12 months later. If any payments or benefits provided to such officer would be subject to the excise tax under Section 4999 of the Code, then the amounts payable to such officer shall be reduced to the maximum amount payable without resulting in such excise tax ("Excise Tax Cap"). Under the employment agreements, such officers are subject to (i) a covenant to keep confidential certain information obtained in the course of their employment, (ii) a covenant not to compete with NSC or Cyrix for 12 months after the end of employment with NSC and (iii) a covenant not to solicit or assist in the soliciting of employees of Cyrix or NSC or interfere in any business relationship of NSC or Cyrix for 12 months following termination of employment (the "Employee Covenants").

     NSC has also entered into employment agreements with Robert Maher, III, Vice President of Engineering, and Kenneth Edoff, Senior Vice President of Sales. Mr. Maher's agreement covers employment for the 18 months following the Effective Date and provides for a retention bonus equal to 200% of annual base salary at the end of the 18th month following the Effective Date and for severance benefits equal to (i) 200% of annual base salary and target bonus, less the present value of any other severance benefits, and (ii) continued medical coverage through the earlier of the end of the 18-month term or until Mr. Maher is employed by another entity providing health coverage if Mr. Maher's employment is terminated by NSC. Mr. Maher's bonus and severance payments will be subject to an Excise Tax Cap, if applicable, and he is subject to the Employee Covenants. Mr. Edoff's agreement covers employment until February 3, 1998 and provides for a retention bonus equal to 50% of annual base salary if certain performance quotas are achieved or if Mr. Edoff is terminated by NSC other than for cause. Mr Edoff's agreement provides for certain relocation payments should he relocate to California by June 30, 1998 and subjects Mr. Edoff to the Employee Covenants other than the covenant not to compete with NSC following termination of employment.

     Indemnification. The Merger Agreement provides for indemnification of officers, directors and employees of Cyrix and its subsidiaries with respect to the Merger and related transactions and other matters occurring through the Effective Date. See "THE MERGER AGREEMENT -- Indemnification."

EFFECTS OF THE FIXED EXCHANGE RATIO

     As a result of the Merger, each outstanding share of Cyrix Common Stock will be converted into 0.825 fully paid and nonassessable shares of NSC Common Stock. See "THE MERGER AGREEMENT -- Conversion of Cyrix Securities." Because the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of either NSC Common Stock or Cyrix Common Stock, the specific value of the consideration to be received by Cyrix stockholders in the Merger will depend on the market price of NSC Common Stock at the Effective Date. In the event that the market price of NSC Common Stock decreases or increases prior to the Effective Date, the market value at the Effective Date of NSC Common Stock to be received by Cyrix stockholders in the Merger would correspondingly decrease or increase. The market prices of NSC Common Stock and Cyrix Common Stock as of a recent date are set forth herein under "COMPARATIVE PER SHARE PRICES." Cyrix stockholders are advised to obtain recent market quotations for NSC Common Stock and Cyrix Common Stock. No assurance can be given as to the market prices of NSC Common Stock or Cyrix Common Stock at any time before the Effective Date or as to the market price of NSC Common Stock at any time thereafter. See "COMPARATIVE PER SHARE PRICES."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, does not address all federal income tax consequences of the Merger that may be relevant to particular holders of Cyrix Common Stock in light of their particular circumstances, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their Cyrix Common Stock as capital assets or who acquired their Cyrix Common Stock pursuant to an employee stock option or otherwise as compensation. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. The following discussion is based on the current provisions of the Code, existing regulations thereunder, current administrative rulings of the Internal Revenue Service and court decisions, without consideration of the particular facts or circumstances of any holder of Cyrix Common Stock. CONSEQUENTLY,

EACH HOLDER OF CYRIX COMMON STOCK IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

     The Merger. The obligation of NSC and Cyrix to effect the Merger is conditioned upon the delivery of an opinion to NSC from Wachtell, Lipton, Rosen & Katz, its counsel, and an opinion to Cyrix from Vinson & Elkins, L.L.P., its counsel, each dated as of the Effective Date, based upon certain customary representations and assumptions, substantially to the effect that for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code. In addition, Wachtell, Lipton, Rosen & Katz and Vinson & Elkins, L.L.P. have delivered opinions to NSC and Cyrix, respectively, dated the date of this Proxy Statement/Prospectus, to the effect that, except as otherwise indicated and absent any change in the facts or representations material to these opinions, the discussion set forth under the caption "THE MERGER -- Material Federal Income Tax Consequences" represents such firms' opinions as to the material federal income tax consequences of the Merger under currently applicable law.

     Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following federal income tax consequences of the Merger will result:

          (i) no gain or loss will be recognized by NSC or by Cyrix as a result of the Merger;

          (ii) no gain or loss will be recognized by Cyrix stockholders upon their exchange of Cyrix Common Stock for NSC Common Stock, except that a Cyrix stockholder who receives cash proceeds in lieu of a fractional share interest in NSC Common Stock will recognize a gain or loss equal to the difference between the cash received and the tax basis allocated to the fractional share interest;

          (iii) the tax basis of the NSC Common Stock received by a Cyrix stockholder in exchange for his or her Cyrix Common Stock will be the same as such stockholder's tax basis in the Cyrix Common Stock surrendered in such exchange therefor (reduced by any tax basis allocable to a fractional share interest for which cash is received); and

          (iv) the holding period of the NSC Common Stock received by a Cyrix stockholder will include the period during which the Cyrix Common Stock surrendered in exchange therefor was held (provided that such Cyrix Common Stock was held by such Cyrix stockholder as a capital asset at the Effective Date).

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests in conformity with GAAP. Under such method of accounting, holders of Cyrix Common Stock will be deemed to have combined their existing voting common stock interest with that of holders of NSC Common Stock by exchanging their shares for shares of NSC Common Stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of Cyrix, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of NSC and no goodwill will be recorded. NSC will be able to include in its consolidated income the consolidated income of both companies for the entire fiscal year in which the Merger occurs; however, certain expenses incurred to effect the Merger must be recorded as current charges in the statement of operations of the combined enterprise.

     The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA" and "UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS."

EFFECT ON EMPLOYEE BENEFIT PLANS

     The Merger Agreement provides that all employment, severance, consulting and other compensation contracts between Cyrix or any of its subsidiaries and any current or former director, officer or employee, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under Cyrix's benefit plans, each as of the date of the Merger Agreement, will be honored in accordance with their respective terms except for changes which are permitted by the Merger Agreement or are otherwise agreed to by the parties thereto.

     For a period of twelve months after the Merger, NSC will cause officers and employees of Cyrix and its subsidiaries to be provided, generally, with employee benefits, including, without limitation, pension benefits, health and welfare benefits, and severance arrangements, on terms and conditions in the aggregate that are no less favorable than those provided under the benefit plans maintained by Cyrix as of the date of the Merger Agreement. Pursuant to the Merger Agreement, officers and employees of Cyrix and its subsidiaries will be credited with their service with Cyrix and its subsidiaries for purposes of eligibility to participate and vesting with respect to employee benefit plans of NSC and the Surviving Corporation. Individual eligibility for participation in the medical plans of NSC or the Surviving Corporation will not be subject to any exclusions for preexisting conditions other than any such exclusions provided in the medical plans of Cyrix or its subsidiaries, and amounts paid before the Effective Date by directors, officers and employees under medical plans of Cyrix and its subsidiaries will be taken into account after the Effective Date in applying deductible and out-of-pocket limits applicable under the medical plans of NSC and the Surviving Corporation to the same extent as if such amounts had been paid under the medical plans of NSC and the Surviving Corporation.

     NSC has set forth its intent in the Merger Agreement to permit employees of Cyrix and its subsidiaries to participate in the incentive and compensation plans of NSC on a basis equivalent to similarly situated employees of NSC.

     If the Effective Date occurs subsequent to December 31, 1997, Cyrix has agreed to terminate the Cyrix Employee Stock Purchase Plan by having its Board of Directors amend the stock purchase plan to terminate at the earlier of (i) the end of the current stock offering period under the stock purchase plan or
(ii) immediately prior to the Effective Date. If the Effective Date occurs on or prior to December 31, 1997, the current stock offering period shall continue through December 31, 1997, and any options issued under the stock purchase plan which are outstanding and unexercised immediately prior to the Effective Date shall be converted into options to purchase the number of shares of NSC Common Stock in the same manner as the other Cyrix stock options. See "THE MERGER AGREEMENT -- Employment Arrangements and Benefit Plans" and "-- Conversion of Cyrix Securities."

REGULATORY APPROVAL

     Antitrust. Pursuant to the requirements of the HSR Act, on August 8, 1997, Cyrix and NSC each filed a Notification and Report Form for review under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). The waiting period under the HSR Act with respect to such filing expired on September 7, 1997.

     NSC and Cyrix do not believe that any additional governmental filings in the United States, other than the Certificate of Merger, are required with respect to the consummation of the Merger. Even after the HSR Act waiting period has expired, the FTC or the Antitrust Division or certain private parties could take such action under the antitrust laws as they deem necessary or desirable, including seeking divestiture of substantial assets of Cyrix or NSC. Consummation of the Merger is conditioned upon, among other things, the absence of any preliminary or permanent injunction or other order issued by any court or other judicial or administrative body of competent jurisdiction which prohibits or prevents the consummation of the Merger.

     NSC and Cyrix do not believe that consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

     Foreign Approvals. NSC and Cyrix conduct operations in a number of foreign countries where regulatory filings or approvals may be required in connection with the consummation of the Merger. NSC and Cyrix believe that all such material filings and approvals have been made or obtained, or will be made or obtained, as the case may be.

RESALES OF NSC CAPITAL STOCK RECEIVED IN THE MERGER

     The NSC Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any holder of Cyrix Common Stock who may be deemed to be an affiliate of NSC for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of Cyrix for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by, or are under common control with (i) NSC or Cyrix at the time of the Special Meeting or
(ii) NSC at or after the Effective Date.

     Rules 144 and 145 will restrict the sale of NSC Common Stock received in the Merger by Affiliates and certain of their family members and related entities. Generally, for one year following the Effective Date, those persons who are Affiliates of Cyrix at the time of the Special Meeting, provided they are not Affiliates of NSC at or following the Effective Date, may publicly resell any NSC Common Stock received by them in the Merger, subject to certain limitations as to, among other things, the amount of NSC Common Stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such Affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to NSC as required by Rule 144. Persons who become Affiliates of NSC prior to, at or after the Effective Date, may publicly resell the NSC Common Stock received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144.

     The ability of Affiliates to resell shares of NSC Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to NSC's having satisfied its reporting requirements under the Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell NSC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or available exemption from the Securities Act registration requirements.

     This Proxy Statement/Prospectus does not cover any resales of NSC Common Stock received by persons who may be deemed to be Affiliates of NSC or Cyrix in the Merger.

     Commission guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Commission guidelines indicate further that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the acquired company they own or shares of the acquired company they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published. Cyrix has agreed in the Merger Agreement to identify each person who is an Affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for pooling of interests accounting treatment) of Cyrix and to use its best efforts to obtain and deliver to NSC a written agreement from each such Affiliate intended to ensure compliance with the Securities Act and preserve the ability to treat the Merger as a pooling of interests. See "THE MERGER AGREEMENT -- Other Covenants."

     NSC has agreed in the Merger Agreement that if the Effective Date of the Merger is less than 30 days prior to the end of NSC's fiscal quarter, it will use reasonable efforts to prepare and publicly release as soon as practicable following the end of the first month ending at least 30 days after the Effective Date, a report including at least 30 days of combined operations of NSC and Cyrix; provided, however, that NSC need not prepare and release such results if, in its good faith judgment, it determines that such release would not be in the best interests of NSC.

STOCK EXCHANGE LISTING

     It is a condition to consummation of the Merger that the shares of NSC Common Stock to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

APPRAISAL RIGHTS

     Under the DGCL, the holders of Cyrix Common Stock are not entitled to any appraisal rights with respect to the Merger.

                              THE MERGER AGREEMENT

GENERAL

     The following is a description of the material terms of the Merger Agreement. Such description does not, however, purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and incorporated herein by reference. Stockholders of Cyrix are urged to read the Merger Agreement in its entirety.

THE MERGER

     The Merger Agreement provides that, subject to the requisite approval of the Merger by holders of Cyrix Common Stock and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged into Cyrix, whereupon the separate existence of Sub will cease and Cyrix will continue as the Surviving Corporation under the name "Cyrix Corporation." The Certificate of Incorporation and By-laws of Sub in effect immediately prior to the Effective Date will be the Certificate of Incorporation and By-laws of the Surviving Corporation. The Board of Directors of Sub will be the Board of Directors of the Surviving Corporation. The officers of Cyrix will be the officers of the Surviving Corporation.

EFFECTIVE DATE

     The Merger will become effective when a properly executed Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such later date and time as may be specified therein. The filing of the Certificate of Merger will be made as soon as practicable after the closing of the transactions contemplated by the Merger Agreement.

CONVERSION OF CYRIX SECURITIES

     As of the Effective Date:

          (i) each share of capital stock of Cyrix held by Cyrix or any subsidiary of Cyrix as treasury stock or owned by NSC, Sub or any other subsidiary of NSC will be cancelled;

          (ii) each remaining outstanding share of Cyrix Common Stock will be converted into 0.825 shares of NSC Common Stock, and one NSC Right will be issued together with and will attach to each share of NSC Common Stock issued in the Merger; and

          (iii) each outstanding share of capital stock of Sub will be converted into one share of common stock, $0.01 par value, of the Surviving Corporation.

     Each Cyrix Stock Option granted under any Cyrix benefit plans which is outstanding and unexercised immediately prior to the Effective Date will cease to represent a right to acquire shares of Cyrix Common Stock and will be converted into an NSC Stock Option. The number of shares of NSC Common Stock to be subject to each NSC Stock Option will be equal to the product of the number of shares of Cyrix Common Stock subject to the original Cyrix Stock Option multiplied by the Exchange Ratio and rounded to the nearest whole share, and the exercise price per share of NSC Common Stock under each NSC Stock Option will be equal to the quotient of the exercise price per share of Cyrix Common Stock under the original Cyrix Stock Option divided by the Exchange Ratio and rounded to the nearest whole cent. The terms and conditions of the NSC Stock Option, including vesting provisions, will be the same as the original Cyrix Stock Option, except that all references to Cyrix will be deemed to be references to NSC. The adjustment provided in the Merger Agreement with respect to any Cyrix Stock Options which are "incentive stock options" (as defined in Section 422 of the Code) will be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Prior to the Effective Date, NSC and Cyrix will take all action necessary to permit the adjustment set forth in this paragraph. NSC will reserve for issuance a sufficient number of shares of NSC Common Stock for delivery with respect to the converted Cyrix Stock Options. As soon as practicable after the Effective Date, NSC will file a registration statement on Form S-8 (or any successor or appropriate form) with respect to the shares of NSC Common Stock subject to such options.

     Cyrix's 5 1/2% Convertible Subordinated Notes due June 1, 2001 (the "Cyrix Notes") outstanding immediately prior to the Effective Date will be assumed by NSC and remain outstanding thereafter as an obligation of NSC and the Surviving Corporation as co-obligors, and, from and after the Effective Date, the holders of the Cyrix Notes will have the right to convert such Cyrix Notes into the number of shares of NSC Common Stock receivable in the Merger by a holder of the number of shares of Cyrix Common Stock into which such Cyrix Notes could have been converted immediately prior to the Merger. NSC will enter into a supplemental indenture with respect to such obligations in accordance with the terms of the indenture pursuant to which the Cyrix Notes were issued.

     See "COMPARISON OF STOCKHOLDER RIGHTS."

FRACTIONAL SHARES

     No fractional shares of NSC Common Stock will be issued in connection with the Merger. In lieu of any such fractional share, each Cyrix stockholder who would otherwise have been entitled to a fraction of a share of NSC Common Stock upon surrender of Cyrix Certificates for exchange will be paid upon such surrender cash (without interest) in an amount equal to the product of the closing price of NSC Common Stock on the NYSE Composite Tape on the Effective Date multiplied by the fractional interest such Cyrix stockholder would otherwise be entitled to receive. For purposes of paying such cash in lieu of fractional shares, all Cyrix Certificates surrendered for exchange on the same Transmittal Letter will be aggregated, with the holder thereof receiving the aggregate whole number of shares of NSC Common Stock, and no Cyrix stockholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of NSC Common Stock with respect to such surrendered Cyrix Certificates.

SURRENDER AND PAYMENT

     The Merger Agreement provides that prior to the Effective Date, NSC will select Boston EquiServe L.P., or such other person reasonably satisfactory to Cyrix, to act as the Exchange Agent for the Merger. As soon as practicable after the Effective Date, NSC will make available, and each holder of Cyrix Common Stock will be entitled to receive, upon surrender to the Exchange Agent of Cyrix Certificates, certificates representing the number of shares of NSC Common Stock into which such shares of Cyrix Common Stock are converted in the Merger, and cash in consideration of fractional shares, as described above. Such shares of NSC Common Stock issued in the Merger shall be deemed to have been issued at the Effective Date.

     No dividends or other distributions that are declared or made on NSC Common Stock will be paid to persons entitled to receive certificates representing NSC Common Stock until such persons surrender their Cyrix Certificates. Upon such surrender, there will be paid to the person in whose name the certificates representing such NSC Common Stock will be issued any dividends or other distributions which will have become payable with respect to such NSC Common Stock in respect of a record date after the Effective Date. In no event will the person entitled to receive such dividends be entitled to receive interest on such dividends. In the event that any certificates representing shares of NSC Common Stock are to be issued in a name other than that in which the Cyrix Certificates surrendered in exchange therefor are registered, it will be a condition of such exchange that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of NSC Common Stock in a name other than that of the registered holder of the Certificate surrendered, or will establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, none of the Exchange Agent, NSC, Cyrix or Sub will be liable to any Cyrix stockholder for any shares of NSC Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat laws.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO HOLDERS OF CYRIX COMMON STOCK PROMPTLY FOLLOWING THE EFFECTIVE DATE AS TO THE METHOD OF EXCHANGING CYRIX CERTIFICATES FORMERLY REPRESENTING SHARES OF CYRIX COMMON STOCK FOR CERTIFICATES REPRESENTING SHARES OF NSC COMMON STOCK.

HOLDERS OF CYRIX COMMON STOCK SHOULD NOT SEND CYRIX CERTIFICATES REPRESENTING THEIR SHARES TO CYRIX OR TO THE EXCHANGE AGENT PRIOR TO RECEIPT OF THE TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of NSC, Sub and Cyrix relating to, among other things: (i) organization, corporate power and good standing and similar corporate matters; (ii) capitalization;
(iii) subsidiaries; (iv) authorization, execution, delivery, performance and enforceability of the Merger Agreement and the transactions contemplated thereby, including the Merger; (v) reports filed with the Commission and financial statements; (vi) absence of certain changes or events; (vii) litigation; (viii) statements in the Registration Statement and this Proxy Statement/Prospectus; (ix) certain actions with regard to state laws; (x) compliance with applicable laws; and (xi) tax and accounting matters. NSC and Sub have made an additional representation and warranty relating to NSC's license with Intel. Cyrix has made additional representations and warranties relating to, among other things: (i) labor matters; (ii) employee benefit plans;
(iii) certain provisions of the DGCL; (iv) receipt of a fairness opinion; (v) its financial advisor; (vi) liabilities; (vii) taxes; (viii) certain agreements;
(ix) inventory; (x) intellectual property; (xi) product liability claims; (xii) environmental laws; and (xiii) authorized stock.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Merger Agreement provides that, prior to the Effective Date, unless NSC otherwise agrees in writing, Cyrix will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted, and will, and will cause its subsidiaries to, use their diligent efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Date. Cyrix will, and will cause its subsidiaries to: (i) maintain insurance coverages and their books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respects with all laws, ordinances and regulations of governmental entities applicable to Cyrix and its subsidiaries;
(iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (iv) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would not have a Material Adverse Effect (as defined herein) on Cyrix. As used herein, "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, financial condition or results of operations of a company and its subsidiaries, taken as a whole, subject to certain specified exceptions (which may differ depending upon the company).

     Except as required or permitted by the Merger Agreement, Cyrix will not and will not propose to: (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries; (ii) amend its certificate of incorporation or by-laws; (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Cyrix capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property; or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Cyrix capital stock.

     Cyrix will not and will not permit its subsidiaries to: (i) except as permitted by the Merger Agreement or previously disclosed to NSC, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any Indebtedness (as defined in the Merger Agreement) or any options, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of Cyrix Common Stock pursuant to the exercise of Cyrix Stock Options or the conversion of Cyrix Notes outstanding on the date of the Merger Agreement; (ii) acquire, lease or dispose of, or agree to acquire, lease or dispose of, any capital assets or any other assets other than in the ordinary course of business; (iii) except as previously disclosed to NSC, incur additional Indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case in this clause (iv) which are material, individually or in the aggregate, to Cyrix and its subsidiaries, taken as a whole; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     Except as required to comply with applicable law or as provided in the Merger Agreement, Cyrix will not and will not permit its subsidiaries to: (i) adopt, enter into, terminate or amend any benefit plans, agreements or other arrangements for the benefit or welfare of any current or former director, officer, employee or independent contractor; (ii) increase in any manner the compensation or fringe benefit of any director, officer, employee or independent contractor (other than in the ordinary course of business consistent with past practice, but in no event in excess of 3%); (iii) except as previously disclosed to NSC, pay any benefit not provided under any existing plan or arrangement;
(iv) except as previously disclosed to NSC, grant any awards under any compensation plan or arrangement or benefit plan (other than payments of bonuses in the ordinary course pursuant to Cyrix's Management-By-Objective bonus plan or arrangement); (v) take any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan, agreement or arrangement; or
(vi) adopt, enter into, amend or terminate any contract, agreement, commitment, or arrangement to do any of the foregoing.

     Cyrix will not, nor will it permit any of its subsidiaries to: (i) make any investments in non-investment grade securities; provided, however, that Cyrix will be permitted to create new wholly owned subsidiaries in the ordinary course of business; (ii) take any action, whether before or after the Effective Date, which would disqualify the Merger as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code; or (iii) except as required by law or GAAP, change any of its significant accounting policies or make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the last taxable year.

     Prior to the Effective Date, unless Cyrix otherwise agrees in writing: (i) NSC will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement, and will, and will cause its significant subsidiaries to, use their diligent efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Date; provided, however, that nothing contained in the Merger Agreement will prevent NSC from creating new wholly owned subsidiaries in the ordinary course of business, as long as the creation of such subsidiaries (either alone or in the aggregate) will not have a Material Adverse Effect on NSC; and (ii) NSC will not take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of
Section 368(a) of the Code.

     During the period from the date of the Merger Agreement to the Effective Date, Sub will not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

OTHER COVENANTS

     Subject to the limitations imposed by third party confidentiality agreements, each of Cyrix and NSC and their respective subsidiaries will give the other access to information and personnel and will prepare and file all necessary filings with respect to the Merger Agreement and the transactions contemplated thereby (including the Merger), including Commission, HSR Act and state securities law filings.

     Prior to the Effective Date, Cyrix agrees to cause to be delivered to NSC an opinion (satisfactory to counsel for NSC) of the general counsel of Cyrix or such law firm as may be satisfactory to NSC, identifying all persons who were, in his or her opinion, at the time of the Special Meeting, Affiliates of Cyrix. Cyrix agrees to use its best efforts to obtain a written agreement from each person who is identified as a possible Affiliate that such Affiliate will not (i) offer to sell, sell or otherwise dispose of any of the capital stock of NSC issued to such Affiliate pursuant to the Merger, except in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act and
(ii) except to the extent and under the conditions permitted therein, during the period commencing 30 days prior to the Merger and ending at the time of publication of financial results (including combined sales and net income) covering at least 30 days of post-Merger operations, sell or in any way reduce such Affiliate's risk relative to any NSC Common Stock received in the Merger (within the meaning of the Commission's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," 201.01 (47 F.R. 21030) (April 15, 1982)). Cyrix agrees to deliver such written agreements to NSC on or prior to the earlier of the mailing of this Proxy Statement/Prospectus or the thirtieth day prior to the Effective Date.

     If the Effective Date is less than 30 days prior to the end of NSC's fiscal quarter, NSC agrees to use reasonable efforts to prepare and publicly release as soon as practicable following the end of the first month ending at least 30 days after the Effective Date, a public filing, statement or announcement which includes the combined financial results (including combined sales and net income) of NSC and Cyrix for a period of at least 30 days of combined operations of NSC and Cyrix following the Effective Date; provided that NSC need not prepare and release such results if, in its good faith judgment, it determines that such release would not be in the best interests of NSC.

     NSC agrees to use its best efforts to list on the NYSE, upon official notice of issuance, the shares of NSC Common Stock to be issued pursuant to the Merger.

     In the Merger Agreement, NSC and Cyrix have agreed to respond as promptly as practicable to any inquiries received from the FTC and the Antitrust Division for information or documentation in addition to filings made under the HSR Act and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

     Subject to the other terms and conditions of the Merger Agreement, NSC, Sub and Cyrix have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, neither NSC nor any of its subsidiaries will be required to take any action, and without NSC's prior written consent neither Cyrix nor any of its subsidiaries will agree to take any action, that would in any way restrict or limit the conduct of business from and after the Effective Date by NSC, Cyrix or any subsidiary of either.

EMPLOYMENT ARRANGEMENTS AND BENEFIT PLANS

     The Merger Agreement provides that, if the Effective Date occurs subsequent to December 31, 1997, Cyrix will terminate the Cyrix Employee Stock Purchase Plan by having its Board of Directors amend the plan to terminate at the earlier of (i) the end of the current stock offering period under the plan or (ii) immediately prior to the Effective Date. If the Effective Date occurs on or prior to December 31, 1997, the current stock offering period will continue through December 31, 1997, and any options issued under the Plan which are outstanding and unexercised immediately prior to the Effective Date will be converted into options to purchase a number of shares of NSC Common Stock pursuant to the option conversion provisions of the Merger Agreement. See "THE MERGER AGREEMENT -- Conversion of Cyrix Securities."

     The Merger Agreement provides that, after the Effective Date, NSC will, or will cause the Surviving Corporation to, honor in accordance with their terms, all employment, severance, consulting and other compensation contracts between Cyrix or any of its subsidiaries and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under any Cyrix employee benefit plan, each as of the date of the Merger Agreement except for changes that are permitted by the Merger Agreement, or are otherwise agreed to by the parties thereto.

     For a period of 12 months after the Effective Date, NSC will provide, or will cause the Surviving Corporation to provide generally to the officers and employees of the Surviving Corporation and its subsidiaries, employee benefits, including, without limitation, pension benefits, health and welfare benefits, and severance arrangements, on terms and conditions in the aggregate that are no less favorable than those provided under Cyrix benefit plans as of the date hereof. NSC will, or will cause the Surviving Corporation to, credit officers and employees of Cyrix and its subsidiaries with their service with Cyrix and its subsidiaries for purposes of eligibility to participate in vesting with respect to employee benefit plans of NSC and the Surviving Corporation. Individual eligibility for participation in the medical plans of NSC or the Surviving Corporation will not be subject to any exclusions for preexisting conditions other than any such exclusions provided in the medical plans of Cyrix or its subsidiaries. Amounts paid before the Effective Date by directors, officers and employees under medical plans of Cyrix and its subsidiaries will be taken into account after the Effective Date in applying deductible and out-of-pocket limits applicable under the medical plans of NSC and the Surviving Corporation to the same extent as if such amounts had been paid under the medical plans of NSC and the Surviving Corporation.

     The Merger Agreement provides that Cyrix will make all reasonable efforts to cause certain officers of Cyrix to execute, at or prior to the Effective Date, certain agreements relating to employment.

     After the Effective Date, NSC intends to permit employees of Cyrix and its subsidiaries to participate in the incentive and compensation plans of NSC on a basis equivalent to similarly situated employees of NSC.

INDEMNIFICATION

     The Merger Agreement provides that, from and after the Effective Date, NSC will indemnify, defend and hold harmless the officers, directors and employees of Cyrix against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law. All rights to indemnification existing in favor of the directors, officers or employees of Cyrix as provided in the Cyrix Certificate of Incorporation (the "Cyrix Charter") or Cyrix By-laws, in effect on the date of the Merger Agreement, with respect to matters occurring through the Effective Date, will survive the Merger and will continue in full force and effect for a period of not less than six years from the Effective Date. NSC agrees to maintain or to cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Date policies of directors' and officers' liability insurance equivalent to those maintained by Cyrix with respect to matters occurring on or prior to the Effective Date; provided, however, that the Surviving Corporation will not be required to pay an aggregate premium for such insurance in excess of $1.2 million, but in such case will purchase as much coverage as possible for such amount.

     The Merger Agreement specifies that the provisions of the Certificate of Incorporation and By-laws of the Surviving Corporation pertaining to indemnification of current and former directors, officers and employees will not be amended, repealed or otherwise modified for a period of six years after the Effective Date (or, in the case of matters which are pending but which have not been resolved prior to the sixth anniversary of the Effective Date, until such matters are finally resolved), in any manner that would adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Date were directors, officers or employees of Cyrix in respect of actions or omissions occurring on or prior to the Effective Date.

NO SOLICITATION

     The Merger Agreement provides that neither Cyrix nor any of its subsidiaries will, nor will Cyrix authorize or permit its subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates to, take any action to (i) solicit, initiate or encourage (including by way of furnishing information) the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Acquisition Proposal; provided, however, that if, at any time prior to the obtaining of Cyrix stockholder approval, the Cyrix Board determines in good faith by a majority vote, based on the advice of outside counsel, that it is necessary to do so to avoid a breach of its fiduciary duties to stockholders under applicable law, Cyrix may, in response to a written Acquisition Proposal which the Cyrix Board determines in good faith by a majority vote, based on the opinion of a financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to Cyrix's stockholders than the Merger Agreement, the Merger and the transactions contemplated thereby, and which proposal was not solicited by Cyrix or otherwise the result of a breach of the no solicitation provisions of the Merger Agreement, and subject to Cyrix's compliance with those provisions, (i) furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement containing terms at least as favorable to Cyrix as those contained in the confidentiality agreements in place between Cyrix and NSC and (ii) participate in discussions or negotiations with respect to such Acquisition Proposal.

     As used herein, the term "Acquisition Proposal" means any proposed (i) merger, consolidation or similar transaction involving Cyrix, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of Cyrix or its subsidiaries representing 30% or more of the consolidated assets of Cyrix and its subsidiaries in one transaction or a series of transactions, (iii) issue, sale, or other acquisition or disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of Cyrix or (iv) transaction in which any person shall or would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) will have been formed which beneficially owns or would own or has or would have the right to acquire beneficial ownership of 20% or more of the outstanding Cyrix Common Stock, other than transactions contemplated by the Merger Agreement or the Stock Option Agreement.

     Except as expressly permitted by the Merger Agreement, neither the Cyrix Board, nor any committee thereof, will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to NSC, the approval or recommendation by the Cyrix Board or a committee thereof of the adoption and approval of the matters to be considered at the Special Meeting, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Cyrix to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (written or otherwise) related to any Acquisition Proposal (each, an "Acquisition Agreement"). Notwithstanding the foregoing, in the event that prior to the obtaining of Cyrix stockholder approval, there exists a Superior Proposal (as defined herein), the Cyrix Board may, if it determines in good faith by a majority vote, based on the advice of outside counsel, that it is necessary to do so to avoid a breach of its fiduciary duties to Cyrix's stockholders under applicable law, approve or recommend such Superior Proposal and terminate the Merger Agreement, provided (i) Cyrix gives NSC written notice (a "Superior Proposal Notice") at least five business days prior to such termination advising NSC that the Cyrix Board has received a Superior Proposal which the Cyrix Board has authorized and intends to effect, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (ii) Cyrix is otherwise in compliance with its obligations under the Merger Agreement and the Stock Option Agreement and (iii) Cyrix pays, or causes to be paid, to NSC the Termination Fee and Expenses.

     As used herein, a "Superior Proposal" means any written proposal made by a third party to acquire, directly or indirectly, more than 50% of the equity securities of Cyrix entitled to vote generally in the election of directors or all or substantially all of the assets of Cyrix, and otherwise on terms which the Cyrix Board determines in its good faith judgment, based on the opinion of a financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to Cyrix's stockholders than the Merger Agreement, the Merger and the transactions contemplated hereby and for which financing, to the extent required, is then committed.

     Cyrix has agreed in the Merger Agreement to promptly communicate to NSC in writing any solicitation received, directly or indirectly, by Cyrix and to furnish to NSC a copy of any such solicitation or proposal, if it is in writing, or a written summary of the terms of such proposal or inquiry if it is not in writing, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. Cyrix has agreed to promptly advise NSC of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The obligations of Cyrix, NSC and Sub to consummate the Merger are subject to the satisfaction of certain conditions, including: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the requisite vote of the holders of Cyrix Common Stock; (ii) the authorization for listing on the NYSE, upon official notice of issuance, of the NSC Common Stock issuable in the Merger; (iii) the expiration or termination of the waiting period applicable to the consummation of the Merger under the HSR Act; (iv) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, and the absence of any stop order in effect suspending effectiveness of the Registration Statement issued by the Commission; (v) the absence of any temporary restraining order or preliminary or permanent injunction or other order by any court or other judicial or administrative body of competent jurisdiction which prohibits or prevents the consummation of the Merger (each party agreeing to use its best efforts to have any such injunction lifted) or any action taken or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the Merger illegal or prevents or prohibits the Merger; and (vi) the receipt by NSC and Cyrix of letters from KPMG Peat Marwick LLP and Ernst & Young LLP, respectively, to the effect that KPMG Peat Marwick LLP, NSC's auditors, concurs with NSC's management that no conditions exist that would preclude NSC from accounting for the Merger as a pooling of interests, and Ernst and Young LLP, Cyrix's auditors, concurs with Cyrix management that no conditions exist related to Cyrix that would preclude NSC from accounting for the Merger as a pooling of interests.

     The obligation of Cyrix to consummate the Merger is also subject to the satisfaction of the following further conditions (unless waived by Cyrix): (i) except as otherwise permitted or qualified, NSC and Sub have performed in all material respects their agreements contained in the Merger Agreement required to be performed by them on or prior to the Effective Date, and the representations and warranties of NSC and Sub contained in the Merger Agreement are true in all material respects, and Cyrix has received a certificate of the President or Chief Executive Officer or a Vice President of NSC to that effect; and (ii) Cyrix has received the opinion of Vinson & Elkins, L.L.P., counsel to Cyrix, to the effect that as of the Effective Date of the Merger, the Merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code.

     The obligations of NSC and Sub to consummate the Merger are also subject to the satisfaction of the following further conditions (unless waived by NSC): (i) except as otherwise permitted, qualified or previously disclosed, Cyrix has performed in all material respects its agreements contained in the Merger Agreement required to be performed by it prior to the Effective Date, and the representations and warranties of Cyrix contained in the Merger Agreement are true in all material respects, and NSC and Sub have received a certificate of the President or Chief Executive Officer or a Vice President of Cyrix to that effect; (ii) NSC has received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to NSC, to the effect that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code; and (iii) Cyrix has received all consents, approvals, releases or authorizations from, and the making of all filings and registrations to or with, any governmental entity necessary to be obtained or made in order to consummate the transactions contemplated by the Merger Agreement.

TERMINATION; FEES AND EXPENSES

     The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of Cyrix: (i) by mutual consent of the Boards of Directors of NSC and Cyrix; (ii) by either NSC or Cyrix if the Merger is not consummated on or before April 30, 1998, provided that this termination right is not available to any party whose failure to perform in any material respect any covenant under the Merger Agreement has resulted in the failure of the Merger to be consummated before such date; (iii) by either NSC or Cyrix if there is any order which is final and nonappealable preventing the consummation of the Merger; (iv) by either NSC or Cyrix if the Merger Agreement and the transactions contemplated thereby, including the Merger, fail to receive the requisite vote for approval and adoption by the stockholders of Cyrix at the Special Meeting, or by NSC if the Merger Agreement and the transactions contemplated thereby, including the Merger, have not received the requisite vote for approval and adoption at the Special Meeting prior to February 28, 1998; (v) by NSC, if the Cyrix Board withdraws, modifies in a manner adverse to NSC, or refrains from making its required recommendation concerning the Merger, or, other than in connection with Cyrix's delivery of a Superior Proposal Notice, discloses its intention to change such recommendation, or the Cyrix Board recommends to the stockholders of Cyrix any Acquisition Proposal or Cyrix has entered into an Acquisition Agreement, or, other than in connection with Cyrix's delivery of a Superior Proposal Notice, the Cyrix Board resolves to do any of the foregoing; or (vi) by Cyrix, if, pursuant to the no solicitation provisions of the Merger Agreement, the Cyrix Board has delivered to NSC a Superior Proposal Notice, Cyrix has paid the Termination Fee and Expenses, and five business days have passed since NSC received the Superior Proposal Notice. See "-- No Solicitation."

     The Merger Agreement specifies that Cyrix will pay to NSC the Termination Fee and up to $2 million of the out-of-pocket expenses of NSC and Sub incurred in connection with the Merger Agreement and the transactions contemplated thereby ("Expenses"), if: (i) NSC terminates the Merger Agreement pursuant to the provisions described in (v) of the preceding paragraph; (ii) Cyrix terminates the Merger Agreement pursuant to the provisions described in clause
(vi) of the preceding paragraph; or (iii) Cyrix or NSC terminates the Agreement pursuant to the provisions described in clause (iv) of the preceding paragraph, and within twelve months after such termination Cyrix enters into an Acquisition Agreement or any Acquisition Proposal is consummated with respect to Cyrix.

     The "Termination Fee" is equal to $25 million, less the Aggregate Spread (as defined herein) on the date of issuance of shares of Cyrix Common Stock theretofore issued to NSC pursuant to the Stock Option Agreement; provided, however, that the Termination Fee will not be reduced by the Aggregate Spread if NSC has theretofore exercised its right under the Stock Option Agreement to put all of the Option Shares (as defined herein) to Cyrix in exchange for a payment equal only to the aggregate Exercise Price (as defined herein).

     Except as specified above, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger are to be paid by the party incurring such expense, except that NSC and Cyrix have agreed to each pay 50% of all printing expenses incurred by the parties hereto.

AMENDMENT; WAIVER

     The Merger Agreement provides that it may be amended by the parties thereto, by or pursuant to action taken by the respective Boards of Directors, at any time before or after approval thereof by the stockholders of Cyrix, but, after such approval, no amendment will be made which changes the ratio at which Cyrix Common Stock is to be converted into NSC Common Stock or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders.

     At any time prior to the Effective Date, the parties to the Merger Agreement, by or pursuant to action taken by their respective Boards of Directors, may: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any documents delivered pursuant to the Merger Agreement; and
(iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement, provided, however, that no such waiver will materially adversely affect the rights of stockholders of NSC or Cyrix.

                           THE STOCK OPTION AGREEMENT

     In connection with and concurrent with the execution of the Merger Agreement, NSC and Cyrix entered into the Stock Option Agreement. The Stock Option Agreement provides for the grant by Cyrix to NSC of the Option to purchase from Cyrix upon original issue a number of shares of Cyrix Common Stock equal to up to 19.9% of the number of shares of Cyrix Common Stock outstanding on the date of the Stock Option

Agreement ("Option Shares") in the manner set forth below at an exercise price per Option Share of $27.59 in cash or 0.825 shares of NSC Common Stock, at NSC's option, subject to adjustment (the "Exercise Price"). In no event will the number of shares for which the Option is exercisable exceed 19.9% of the number of issued and outstanding shares of Cyrix Common Stock.

     The Stock Option Agreement provides that the Option may be exercised by NSC, in whole or in part, at any time or from time to time after the earliest of: (i) the Merger Agreement becoming terminable by NSC due to any change or disclosure of an intention to change or adoption of a resolution to change the recommendation concerning the Merger by the Cyrix Board, (ii) an Acquisition Proposal becoming publicly announced or disclosed prior to the approval of the Merger at the Special Meeting or (iii) the receipt by NSC of a Superior Proposal Notice, any such event(s) being referred to as a "Trigger Event."

     The Option will terminate, unless NSC has theretofore delivered a written notice exercising the Option, upon the earlier of (i) the Effective Date or (ii) termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, the Option may not be exercised if NSC is in material breach of any of its material representations or warranties, or in material breach of any of its material covenants or agreements, contained in the Stock Option Agreement or in the Merger Agreement.

     The Aggregate Spread relating to the exercise of the Option will not exceed $27 million less any amount theretofore paid to NSC with respect to the Termination Fee and Expenses in accordance with the Merger Agreement (the "Maximum Value"). The sum of (i) the Aggregate Spread relating to Option Shares issued to NSC with respect to which NSC has not theretofore exercised its right to require Cyrix to repurchase such Option Shares in accordance with the terms of the Stock Option Agreement described in " -- Certain Repurchases" and (ii) any Termination Fee and Expenses paid to NSC will not exceed an aggregate of $27 million. If any exercise of the Option would result in an Aggregate Spread (including the Aggregate Spread in connection with any prior exercises of the Option) in excess of the Maximum Value, the Exercise Price will be increased such that the Aggregate Spread (including the Aggregate Spread in connection with any prior exercises of the Option) will equal the Maximum Value. As used herein, the "Fair Market Value" of any share is the daily closing sales price for such share as reported on the NYSE Composite Tape or on NASDAQ, as the case may be, on the trading day immediately prior to the date such price is to be determined (unless the Option is exercised on the date an Acquisition Proposal is first publicly announced, in which event the closing sales price on the date such Option is exercised will be used to determine "Fair Market Value") and (ii) the "Aggregate Spread" is the product of (i) the difference between (A) the Fair Market Value of a share of Cyrix Common Stock on the date NSC exercises the Option and (B) $27.59 (or if the Exercise Price is increased pursuant to this paragraph, such Exercise Price) multiplied by (ii) the number of Option Shares with respect to such exercise.

CERTAIN REPURCHASES

     Upon the written request of NSC at any time after the exercise of the Option and prior to the one-year anniversary of the first closing of the Option (the "Repurchase Period"), Cyrix (or any successor entity thereof) will repurchase from NSC all or any portion of Option Shares purchased by NSC pursuant to the Option, at the price equal to the sum of the aggregate Exercise Price paid by NSC for Option Shares acquired pursuant to the Option (payable by delivery of the kind (i.e., cash or shares of NSC Common Stock) and amount of consideration paid by NSC to exercise the Option) plus, if any event has occurred which would have entitled NSC to receive the Termination Fee, the Aggregate Spread at the time of the exercises of the Option.

VOTING

     Prior to the fifth anniversary of the date of the Stock Option Agreement, on each matter submitted to a vote of stockholders of Cyrix, NSC will vote any Option Shares or shares of Cyrix capital stock otherwise beneficially owned by NSC for and against such matter in the same proportion as the votes of all other stockholders of the Company are voted, except that NSC may vote its shares in its sole discretion with respect to any transactions contemplated by the Merger Agreement or any matters described in Item 14 of Schedule 14A adopted by the Commission under the Exchange Act.

TRANSFER

     Prior to the fifth anniversary of the date of the Stock Option Agreement, NSC will not sell, assign, pledge or otherwise dispose of or transfer any Option Shares beneficially owned by NSC, except as provided in (i) "-- Certain Repurchases" described above, (ii) the following paragraph or (iii) "-- Registration Rights" described below. Prior to the one-year anniversary of the first issuance of Option Shares, Cyrix will not sell, assign, pledge or otherwise dispose of or transfer any shares of NSC Common Stock received by Cyrix upon exercise of the Option, except as provided in (i) "-- Certain Repurchases" described above, (ii) the following paragraph or (iii) "-- Registration Rights" described below.

     Following the termination of the Merger Agreement, NSC may sell any Restricted Shares beneficially owned by it pursuant to the Stock Option Agreement and Cyrix may sell any shares of NSC Common Stock beneficially owned by it, if such sale is made pursuant to a tender or exchange offer that has been approved or recommended, or otherwise determined to be fair and in the best interests of the stockholders of Cyrix or NSC, as the case may be, by a majority of the Cyrix Board or the NSC Board, as the case may be, which majority includes a majority of directors who were directors prior to the announcement of such tender or exchange offer, or in any merger, consolidation or other business combination involving Cyrix or NSC, as the case may be.

REGISTRATION RIGHTS

     The Stock Option Agreement provides that following the termination of the Merger Agreement and subject to certain conditions, NSC may by written notice to Cyrix request Cyrix to register under the Securities Act all or any part of the Option Shares beneficially owned by NSC (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which NSC and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable.

     Cyrix (and/or any person designated by Cyrix) will thereupon have the option, exercisable within ten business days, to require NSC to sell all or any part of the Registrable Securities to Cyrix for cash at a price equal to the product of (i) the number of Registrable Securities and (ii) the then Fair Market Value of such shares.

     The Stock Option Agreement also provides for certain registration rights for Cyrix to sell shares of NSC Common Stock received upon exercise of the Option (where NSC elects to pay for the Option Shares using NSC Common Stock) at any time after the earlier of (i) one year after the first issuance of Option Shares or (ii) such time as NSC owns less than 50% of the Option Shares paid for with shares of NSC Common Stock. If Cyrix gives notice to NSC of its request to register shares of NSC Common Stock, NSC has the option to acquire such shares of NSC Common Stock for cash at their then Fair Market Value.

EFFECT OF THE STOCK OPTION

     The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or at any other time prior to the Effective Date be interested in acquiring all of or a significant interest in Cyrix from considering or proposing such an acquisition as such proposal could cause the Option to be exercisable.

                             THE SUPPORT AGREEMENT

     In connection with, and as a condition to NSC's willingness to enter into, the Merger Agreement, NSC entered into the Support Agreement with an officer and two directors of Cyrix. The Support Agreement provides that Harvey B. Cash, Kevin C. McDonough and L.J. Sevin (each, a "Supporting Stockholder"), each agree to attend, in person or by proxy, any meeting of the stockholders of Cyrix, and to vote his shares of

Cyrix Common Stock and any voting securities of Cyrix issued in exchange therefor or in respect thereof or otherwise acquired by such Supporting Stockholder after the date of the Support Agreement (i) in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement, and any actions required in furtherance of the Support Agreement and the Merger Agreement and (ii) against any action or agreement that would, directly or indirectly, result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Cyrix under the Merger Agreement.

     Pursuant to the Support Agreement, each Supporting Stockholder granted NSC a proxy to vote such Supporting Stockholder's shares of Cyrix Common Stock as described above at any meeting of the stockholders of Cyrix or any adjournment(s) thereof held in connection with the Merger Agreement and related transaction agreements. The proxy remains effective until the earlier of the consummation of the Merger and the transactions contemplated by the Merger Agreement or the termination of the Merger Agreement in accordance with its terms.

     As of the Record Date, the Supporting Stockholders beneficially own an aggregate of 941,755 shares of Cyrix Common Stock, which represents approximately 4.7% of the total number of shares of Cyrix Common Stock outstanding.

                        DESCRIPTION OF NSC CAPITAL STOCK

     The following summary of certain provisions of the NSC Second Restated Certificate of Incorporation (the "NSC Charter"), the NSC By-laws and the DGCL does not purport to be complete and is qualified by reference to the NSC Charter and NSC By-laws, copies of which are on file with the Commission, and to the provisions of the DGCL. For further information on the rights of holders of NSC Common Stock, see "COMPARISON OF STOCKHOLDER RIGHTS."

GENERAL

     NSC's authorized capital stock as of the date of this Proxy Statement/Prospectus consists of 300,000,000 shares of NSC Common Stock, $0.50 par value, and 1,000,000 shares of preferred stock, $0.50 par value ("NSC Preferred Stock"). As of September 21, 1997, there were 147,256,412 shares of NSC Common Stock issued and outstanding. Each outstanding share of NSC Common Stock is accompanied by an NSC Right. The issued and outstanding shares of NSC Common Stock are duly authorized, validly issued, fully paid and nonassessable. The registrar and transfer agent for NSC Common Stock is Bank Boston N.A.

     No shares of NSC Preferred Stock are presently outstanding. Except as noted above, NSC does not presently have outstanding, and the NSC Charter does not authorize, any other classes of capital stock.

COMMON STOCK

     Voting. Each holder of NSC Common Stock is entitled to one vote per share of NSC Common Stock held of record on all matters submitted to a vote of stockholders, including the election of directors.

     Dividends. The holders of NSC Common Stock are entitled to receive dividends when and as declared by the NSC Board out of funds legally available therefor.

     Other Provisions. Holders of shares of NSC Common Stock have no preemptive, redemption or conversion rights.

PREFERRED STOCK

     The NSC Board has the power, without further vote of shareholders, to authorize the issuance of up to 1,000,000 shares of NSC Preferred Stock and to fix and determine the terms, limitations and relative rights and preferences of any shares of preferred or preference stock that it causes to be issued. This power includes the authority to establish voting, dividend, redemption, conversion, liquidation and other rights of any such shares. Although NSC has issued two different series of preferred stock in the past, no shares of preferred or preference stock are now outstanding, and NSC has no current plans to issue any such shares.

NSC RIGHTS AGREEMENT

     Each NSC Right entitles the record holder to purchase from NSC one one-thousandth of a share of NSC Series A Junior Participating Preferred Stock, par value $0.50 per share (the "Preferred Shares"), at a price of $60.00 per one one-thousandth of a share, subject to certain adjustments. The NSC Rights are not exercisable or transferable apart from the NSC Common Stock until after the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of NSC Common Stock or (ii) 10 business days (or such later date as may be determined by action of the NSC Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of NSC Common Stock.

     In the event that NSC is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold and such transaction has not been approved by the NSC Board, proper provision will be made so that each holder of an NSC Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the NSC Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the NSC Right. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of NSC Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of NSC Common Stock, the NSC Board may exchange the NSC Rights (other than the NSC Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of NSC Common Stock, or one one-thousandth of a Preferred Share (or of a share of a class or series of NSC's preferred stock having equivalent rights, preferences, and privileges), per NSC Right (subject to adjustment). See "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Plans."

                        COMPARISON OF STOCKHOLDER RIGHTS

     Both Cyrix and NSC are Delaware corporations and are governed by the DGCL. The rights of Cyrix stockholders are also currently governed by the Cyrix Charter and the Cyrix By-laws, and the rights of NSC stockholders are governed by the NSC Charter and the NSC By-laws. After the Effective Date, the rights of Cyrix stockholders who become stockholders of NSC will be governed by the NSC Charter, the NSC By-laws and the DGCL. In most respects, the rights of Cyrix stockholders are similar to those of NSC stockholders. The following is a summary of the material differences between the rights of Cyrix stockholders under the Cyrix Charter and the Cyrix By-laws (the "Cyrix Governing Documents"), on the one hand, and the rights of NSC stockholders under the NSC Charter and the NSC By-laws (the "NSC Governing Documents"), on the other. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Cyrix Charter, the Cyrix By-laws, the NSC Charter and the NSC By-laws, copies of which are on file with the Commission, and provisions of the DGCL.

ELECTION OF BOARD OF DIRECTORS

     The Cyrix and NSC By-laws both provide that directors will be elected for one-year terms. Neither the Cyrix Governing Documents nor the NSC Governing Documents provide for classification of the board of directors or for cumulative voting of shares for election of directors.

AMENDMENTS TO GOVERNING DOCUMENTS

     The Cyrix By-laws provide that the Cyrix By-laws may be amended or repealed by the stockholders entitled to vote; provided, however, that Cyrix may, in the Cyrix Charter, confer the power to adopt, amend or repeal the Cyrix By-laws upon the directors upon such terms as are contained in the Cyrix Charter.

     The NSC By-laws provide that the NSC By-laws may be amended by the NSC stockholders or by the NSC Board.

     Both the NSC Charter and the Cyrix Charter preserve the company's right to amend the document in the manner prescribed by the DGCL.

SPECIAL MEETING OF STOCKHOLDERS; NOTICE

     The Cyrix By-laws provide that special meetings of Cyrix stockholders may be called by the Cyrix Board, by the chairman of the Cyrix Board, by the president, or by one or more Cyrix stockholders holding shares of Cyrix Common Stock in the aggregate entitled to cast not less than 10% of the votes at that meeting. The Cyrix By-laws provide that if a special meeting is called by any person or persons other than the Cyrix Board or the president or the chairman of the Cyrix Board, then the request must be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and must be delivered personally or sent to the chairman of the Cyrix Board, the president, and vice president or secretary of Cyrix. The officer receiving the request will cause notice to be promptly given to the Cyrix stockholders entitled to vote, that a meeting will be held at the time requested, so long as that time is not less than 35 nor more than 60 days after the receipt of the request. The Cyrix By-laws provide that all notices of meetings of Cyrix stockholders must be in writing and must be sent or mailed not less than 10 nor more than 60 days before the date of the meeting. Notices must specify the time and place of the meeting, and in the case of a special meeting, the purpose for which the meeting is called.

     The NSC By-laws provide that special meetings of NSC stockholders may be called by the chairman of the NSC Board, the president, the majority of the NSC Board, or by the secretary at the request in writing of NSC stockholders owning at least 50% in interest of the capital stock of NSC issued and outstanding and entitled to vote at such meeting. The NSC By-laws specify that the secretary of NSC will serve personally or send a written notice of annual or special meetings of NSC stockholders, stating the time and place of the meeting, not less than 10 nor more than 60 days before the date of the meeting, except that a special meeting may be called on five days' notice. Any business can be transacted at such special meeting.

ACTION BY WRITTEN CONSENT

     Both the NSC and Cyrix By-laws allow stockholder action by written consent, without prior notice and without a vote, if such consent is signed by at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

NUMBER OF DIRECTORS

     The Cyrix By-laws specify that the number of directors will be not less than three and not more than ten. The exact number of directors, within these limits, will be determined from time to time by resolution of the Cyrix Board.

     The NSC By-laws specify that the board of directors will consist of eight directors, subject to such automatic increases as may be required by the NSC Charter. The board may enlarge or reduce the size of the NSC Board in a vote of the majority of the directors in office.

RESIGNATION AND VACANCIES

     In the case of vacancy by resignation, the Cyrix By-laws specify that a majority of the directors in office, including those who have resigned, will have power to fill such vacancy or vacancies. The Cyrix By-laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all Cyrix stockholders voting as a single class may be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, then upon application of any Cyrix stockholder(s) holding at least 10 percent of the total number of shares outstanding having the right to vote for such directors, the Delaware Court of Chancery may summarily order an election to fill such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

     The NSC By-laws provide that any vacancy in the NSC Board or any newly created directorship may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or may also be filled by a plurality vote of the NSC stockholders unless such vacancy will have been previously filled by the NSC Board.

REMOVAL OF DIRECTORS

     The Cyrix By-laws provide that any director or the entire Cyrix Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

     The NSC By-laws provide that a director may be removed for cause by the vote of a majority of the NSC stockholders at a special or annual meeting after the director has been given reasonable notice and opportunity to be heard before the NSC stockholders.

LOANS TO OFFICERS

     The Cyrix By-laws provide that Cyrix may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of Cyrix or any of its subsidiaries, including any officer or employee who is a director of Cyrix or any of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit Cyrix. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Cyrix Board will approve, including, without limitation, a pledge of shares of stock of Cyrix.

     The NSC By-laws have no such provision authorizing loans to officers.

INDEMNIFICATION

     The Cyrix By-laws allow a director, officer, employee, or agent to contest any determination that the director, officer, employee, or agent has not met the applicable standard of conduct to warrant indemnification. The NSC By-laws have no such provision.

     With respect to third-party actions, both the Cyrix By-laws and the NSC By-laws provide for indemnification of amounts paid in settlement, but the Cyrix By-laws require that such settlement be approved in advance by Cyrix, which approval shall not be unreasonably withheld. The NSC By-laws have no such requirement.

     With respect to actions by or in the right of the corporation, the Cyrix By-laws provide for indemnification of amounts paid in settlement if such settlement is approved in advance by Cyrix, which approval shall not be unreasonably withheld. The NSC By-laws do not provide for such indemnification.

     The Cyrix By-laws prohibit indemnification for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under
Section 16(b) of the Exchange Act. With respect to third-party actions and actions by or in the right of the corporation, the Cyrix By-laws provide that a director, officer, employee or agent that is successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The NSC By-laws do not contain either of these provisions.

     The Cyrix By-laws provide that expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding by an individual who may be entitled to indemnification will be paid by Cyrix in advance of the final disposition, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Cyrix. The NSC By-laws provide that expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance by NSC upon receipt of such an undertaking.

RIGHTS PLANS

     NSC has entered into the NSC Rights Agreement with The First National Bank of Boston as rights agent. The NSC Rights Agreement evidences a rights plan adopted by the NSC Board in August 1988 and amended in October 1995 and December 1996.

     The NSC Rights only become exercisable and transferable apart from the NSC Common Stock after the earlier of (i) 10 days following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding shares of NSC Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of NSC Common Stock. If the NSC Board determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of NSC Common Stock so that such person would no longer be an Acquiring Person, then such person is not deemed an Acquiring Person for purposes of the NSC Rights Agreement.

     When exercised, each NSC Right entitles the registered holder to purchase from NSC one one-thousandth of a share of the Preferred Shares of NSC at a price of $60.00 per one one-thousandth of a Preferred Share, subject to adjustments.

     In the event that NSC is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold and such transaction has not been approved by the NSC Board, proper provision will be made so that each holder of an NSC Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the NSC Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the NSC Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding shares of NSC Common Stock or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of NSC or other transaction or series of transactions involving NSC which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of NSC or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of an NSC Right, other than NSC Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of NSC Common Stock having a market value of two times the exercise price of the NSC Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of NSC Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of NSC Common Stock, the NSC Board may exchange the NSC Rights (other than the NSC Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of NSC Common Stock, or one one-thousandth of a Preferred Share (or of a share of a class or series of NSC's preferred stock having equivalent rights, preferences, and privileges), per NSC Right (subject to adjustment).

     Preferred Shares purchasable upon exercise of the NSC Rights are not redeemable. Each Preferred Share is entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per shares of NSC Common Stock. Each Preferred Share has 1,000 votes, voting together with NSC Common Stock. In the event of any merger, consolidation, or other transaction in which NSC Common Stock is exchanged, each Preferred Share is entitled to receive 1,000 times the amount received per share of NSC Common Stock. These rights are protected by customary anti-dilution provisions.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of NSC Common Stock, the NSC Board may redeem the

NSC Rights in whole, but not in part, at a price of $0.01 per NSC Right, subject to adjustment (the "Redemption Price"). The redemption of the NSC Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the NSC Rights, the right to exercise the NSC Rights will terminate and the only right of the holders of NSC Rights will be to receive the Redemption Price.

     The NSC Rights will expire on August 8, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the NSC Rights are earlier redeemed or exchanged by NSC.

     The terms of the NSC Rights may be amended by the NSC Board without the consent of the holders of the NSC Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding NSC Common Stock then known to NSC to be beneficially owned by any person or group of affiliated or associated persons and (ii) 15%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the NSC Rights. See "DESCRIPTION OF NSC CAPITAL STOCK" and "AVAILABLE INFORMATION."

     Cyrix does not have a stockholder rights plan.

                                 LEGAL MATTERS

     The validity of the shares of NSC Common Stock to be issued in the Merger is being passed upon for NSC by John M. Clark, III, Esq., Senior Vice President, General Counsel and Secretary of NSC. As of the date of this Proxy Statement/Prospectus, Mr. Clark beneficially owns 15,875 shares of NSC Common Stock and options to purchase 101,000 additional shares of NSC Common Stock.

     The federal income tax consequences of the Merger will be passed upon for NSC by Wachtell, Lipton, Rosen & Katz and for Cyrix by Vinson & Elkins, L.L.P.

                                    EXPERTS

     The consolidated financial statements of NSC as of May 25, 1997 and May 26, 1996 and for each of the years in the three-year period ended May 25, 1997 included in its annual report on Form 10-K for the year ended May 25, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the May 26, 1996 financial statements refers to a change in method of accounting for depreciation.

     The consolidated financial statements of Cyrix as of December 31, 1996 and December 31, 1995, and for each of the three years in the period ended December 31, 1996, included in its annual report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. A representative of Ernst & Young LLP will be at the Special Meeting to respond to appropriate questions and will have the opportunity to make a statement if he or she so desires.

                             STOCKHOLDER PROPOSALS

     Any Cyrix stockholder who wishes to submit a proposal for presentation to Cyrix's 1998 Annual Meeting of Stockholders (if the Merger has not been consummated prior to the date the meeting is to be held) must submit the proposal to Cyrix Corporation, 2703 North Central Expressway, Richardson, Texas 75080, Attention: Secretary. Such proposal must be received by Cyrix not later than November 20, 1997 for inclusion, if appropriate, in Cyrix's proxy statement and form of proxy relating to its 1998 Annual Meeting.

                               TRADEMARK MATTERS

     The trademarks 6X86MX(TM) and Media GX(TM) are United States trademarks owned by Cyrix. The trademark Super I/O(TM) is a United States trademark owned by NSC. The trademark Ethernet(TM) is a United States trademark owned by Xerox Corporation.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of such persons.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                OF NSC AND CYRIX

     The following unaudited pro forma condensed combined financial statements give effect to the Merger of NSC and Cyrix under the pooling of interests method of accounting. The unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of NSC and Cyrix and should be read in conjunction with such historical financial statements and the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus. Since the fiscal years for NSC and Cyrix differ, the financial statements of Cyrix for the most recent fiscal year have been recast and are presented for the 12-month period ended March 31, 1997. NSC expects that upon the consummation of the Merger, Cyrix will change its fiscal year-end to coincide with NSC's. The unaudited pro forma condensed combined balance sheet as of August 24, 1997 and the unaudited pro forma condensed combined statements of operations for the three months ended August 24, 1997 and for the year ended May 25, 1997 combine NSC's consolidated balance sheet as of August 24, 1997 and consolidated statements of operations for the three months ended August 24, 1997 and for the year ended May 25, 1997 with Cyrix's consolidated balance sheet as of June 30, 1997 and consolidated statements of operations for the three months ended June 30, 1997 and for the 12-month period ended March 31, 1997, respectively. The unaudited pro forma condensed combined statements of operations for the years ended May 26, 1996 and May 28, 1995 combine NSC's consolidated statements of operations for the years ended May 26, 1996 and May 28, 1995 with Cyrix's consolidated statements of operations for the years ended December 31, 1995 and 1994, respectively.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as presented in the accompanying unaudited pro forma combined financial information, nor is it necessarily indicative of future operating results or financial position.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                OF NSC AND CYRIX
                                 (IN MILLIONS)

                                                           HISTORICAL
                                                       -------------------
                                                         NSC       CYRIX            PRO FORMA
                                                       AUG 24,    JUNE 30,   ------------------------
                                                         1997       1997     ADJUSTMENTS     COMBINED
                                                       --------   --------   -----------     --------
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  659.6    $ 82.3          --        $  741.9
  Short-term marketable investments..................     119.1      23.5          --           142.6
  Receivables, net...................................     301.8      35.3       $(7.4)(c)       329.7
  Inventories........................................     193.9      40.4          --           234.3
  Deferred tax assets................................     168.5       8.1          --           176.6
  Other current assets...............................      51.9      24.1          --            76.0
                                                       --------    ------       -----        --------
          Total current assets.......................   1,494.8     213.7        (7.4)        1,701.1
Property, plant and equipment, net...................   1,405.9      77.6          --         1,483.5
Long-term marketable investments.....................       5.4        --          --             5.4
Other assets.........................................      93.0      19.8          --           112.8
                                                       --------    ------       -----        --------
          Total assets...............................  $2,999.1    $311.1       $(7.4)       $3,302.8
                                                       ========    ======       =====        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..................  $   32.8    $  2.8          --        $   35.6
  Accounts payable...................................     248.2      23.4          --           271.6
  Accrued expenses...................................     270.7      13.1       $20.0(b)        303.8
  Income taxes payable...............................     236.6       0.7          --           237.3
  Deferred income and distributor reserves...........        --       7.4        (7.4)(c)          --
                                                       --------    ------       -----        --------
          Total current liabilities..................     788.3      47.4        12.6           848.3
Long-term debt.......................................     302.6     134.9          --           437.5
Deferred income taxes................................       7.8       2.8          --            10.6
Other noncurrent liabilities.........................      45.4        --          --            45.4
                                                       --------    ------       -----        --------
          Total liabilities..........................   1,144.1     185.1        12.6         1,341.8
Shareholders' equity:
Common stock.........................................      73.4       0.1         8.0(a)         81.6
Additional paid-in capital...........................   1,147.0      50.7        (8.0)(a)     1,189.7
Retained earnings....................................     672.9      75.2       (20.0)(b)       728.0
Unearned compensation................................     (38.3)       --          --           (38.3)
                                                       --------    ------       -----        --------
          Total shareholders' equity.................   1,855.0     126.0       (20.0)        1,961.0
                                                       --------    ------       -----        --------
          Total liabilities and shareholders'
            equity...................................  $2,999.1    $311.1       $(7.4)       $3,302.8
                                                       ========    ======       =====        ========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                OF NSC AND CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                      HISTORICAL
                                              ---------------------------
                                                        FOR THE
                                                  THREE MONTHS ENDED
                                              ---------------------------
                                                  NSC            CYRIX                PRO FORMA
                                                AUG 24,        JUNE 30,       --------------------------
                                                 1997            1997         ADJUSTMENTS       COMBINED
                                              -----------     -----------     -----------       --------
NET SALES:
  Net product sales.......................      $ 600.8          $39.5              --           $640.3
  Royalty revenue.........................           --            0.5           $(0.5)(d)           --
                                               --------         ------            ----          -------
Net sales.................................        600.8           40.0            (0.5)           640.3
OPERATING COSTS AND EXPENSES:
  Costs of sales..........................        351.4           25.1              --            376.5
  Research and development................        101.7           10.8              --            112.5
  Selling, general and administrative.....         73.9           11.2              --             85.1
                                               --------         ------            ----          -------
Total operating costs and expenses........        527.0           47.1              --            574.1
                                               --------         ------            ----          -------
OPERATING INCOME (LOSS)...................         73.8           (7.1)           (0.5)            66.2
Interest income (expense), net............         12.7           (0.9)             --             11.8
Other income, net.........................          7.0             --             0.5(d)           7.5
                                               --------         ------            ----          -------
Income (loss) before income taxes.........         93.5           (8.0)             --             85.5
Income taxes (benefit)....................         23.4           (2.7)             --             20.7
                                               --------         ------            ----          -------
NET INCOME................................      $  70.1          $(5.3)             --           $ 64.8
                                               ========         ======            ====          =======

Earnings per common share(e):

  Net income:
     Primary.............................................................................        $ 0.39
     Fully diluted.......................................................................        $ 0.37

Weighted average common and common
  equivalent shares outstanding:
     Primary..............................        149.9           19.7              --            166.2
     Fully diluted........................        156.7           19.7              --            173.0

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                OF NSC AND CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------
                                                   FOR THE YEAR ENDED
                                                  --------------------
                                                    NSC         CYRIX              PRO FORMA
                                                  MAY 25,      MAR 31,     --------------------------
                                                    1997        1997       ADJUSTMENTS       COMBINED
                                                  --------     -------     -----------       --------
NET SALES:
  Net product sales.............................  $2,507.3     $202.7            --          $2,710.0
  Royalty revenue...............................        --        5.1         $(5.1)(d)            --
                                                  --------     ------          ----          --------
Net sales.......................................   2,507.3      207.8          (5.1)          2,710.0
OPERATING COSTS AND EXPENSES:
  Costs of sales................................   1,541.1      147.3            --           1,688.4
  Research and development......................     372.1       34.8            --             406.9
  Selling, general and administrative...........     395.7       51.8           0.1(d)          447.6
  Special items:
     Restructuring of operations................     134.2         --            --             134.2
     Gain on sale of Fairchild..................     (40.6)        --            --             (40.6)
     In-process R&D charge......................      72.6         --            --              72.6
                                                  --------     ------          ----          --------
Total operating costs and expenses..............   2,475.1      233.9           0.1           2,709.1
                                                  --------     ------          ----          --------
OPERATING INCOME (LOSS).........................      32.2      (26.1)         (5.2)              0.9
Interest income (expense), net..................      15.1       (7.3)          0.1(d)            7.9
Income from litigation..........................        --        2.0          (2.0)(d)            --
Other income, net...............................      10.0         --           7.1(d)           17.1
                                                  --------     ------          ----          --------
Income (loss) before income taxes...............      57.3      (31.4)           --              25.9
Income taxes (benefit)..........................      29.8      (11.3)           --              18.5
                                                  --------     ------          ----          --------
Income (loss) before extraordinary item.........      27.5      (20.1)           --               7.4
Extraordinary item..............................        --       (1.1)           --              (1.1)
                                                  --------     ------          ----          --------
NET INCOME......................................  $   27.5     $(21.2)           --          $    6.3
                                                  ========     ======          ====          ========

Earnings per common share(e):
  From income before extraordinary item:
     Primary..........................................................................         $ 0.05
     Fully diluted....................................................................         $ 0.05
  Extraordinary item:
     Primary..........................................................................         $(0.01)
     Fully diluted....................................................................         $(0.01)
  Net income:
     Primary..........................................................................         $ 0.04
     Fully diluted....................................................................         $ 0.04

Weighted average common and common equivalent
  shares outstanding:
     Primary....................................     142.6       19.5            --             158.7
     Fully diluted..............................     142.9       19.5            --             159.0

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                OF NSC AND CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------
                                                   FOR THE YEAR ENDED
                                                  --------------------
                                                    NSC         CYRIX              PRO FORMA
                                                  MAY 26,      DEC 31,     --------------------------
                                                    1996        1995       ADJUSTMENTS       COMBINED
                                                  --------     -------     -----------       --------
NET SALES:
  Net product sales.............................  $2,623.1     $ 210.3            --         $2,833.4
  Royalty revenue...............................        --        17.7       $ (17.7)(d)           --
                                                  --------      ------         -----         --------
Net sales.......................................   2,623.1       228.0         (17.7)         2,833.4
OPERATING COSTS AND EXPENSES:
  Costs of sales................................   1,560.9       142.1            --          1,703.0
  Research and development......................     349.9        29.1            --            379.0
  Selling, general and administrative...........     486.8        39.1            --            525.9
  Special item:
     In-process R&D charge......................      11.4          --            --             11.4
                                                  --------      ------         -----         --------
Total operating costs and expenses..............   2,409.0       210.3            --          2,619.3
                                                  --------      ------         -----         --------
OPERATING INCOME................................     214.1        17.7         (17.7)           214.1
Interest income (expense), net..................      13.3        (3.9)           --              9.4
Income from litigation..........................        --        10.0         (10.0)(d)           --
Other income, net...............................      19.8          --          27.7(d)          47.5
                                                  --------      ------         -----         --------
Income before income taxes......................     247.2        23.8            --            271.0
Income taxes....................................      61.8         8.2            --             70.0
                                                  --------      ------         -----         --------
NET INCOME......................................  $  185.4     $  15.6            --         $  201.0
                                                  ========      ======         =====         ========

Earnings per common share(e):
  Net income:
     Primary..........................................................................          $1.31
     Fully diluted....................................................................          $1.30

Weighted average common and common equivalent
  shares outstanding:
     Primary....................................     132.5        20.0            --            149.0
     Fully diluted..............................     138.6        20.0            --            155.1

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                OF NSC AND CYRIX
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------
                                                   FOR THE YEAR ENDED
                                                  --------------------
                                                    NSC         CYRIX              PRO FORMA
                                                  MAY 28,      DEC 31,     --------------------------
                                                    1995        1994       ADJUSTMENTS       COMBINED
                                                  --------     -------     -----------       --------
NET SALES:
  Net product sales.............................  $2,379.4     $246.1            --          $2,625.5
  Royalty revenue...............................        --         --            --                --
                                                  --------     ------          ----          --------
Net sales.......................................   2,379.4      246.1            --           2,625.5
OPERATING COSTS AND EXPENSES:
  Costs of sales................................   1,384.5      120.7            --           1,505.2
  Research and development......................     281.6       24.8            --             306.4
  Selling, general and administrative...........     433.3       44.9         $(0.2)(d)         478.0
  Special items:
     Restructuring of operations................      (5.5)        --            --              (5.5)
     In-process R&D charge......................       1.5         --            --               1.5
                                                  --------     ------          ----          --------
Total operating costs and expenses..............   2,095.4      190.4          (0.2)          2,285.6
                                                  --------     ------          ----          --------
OPERATING INCOME................................     284.0       55.7           0.2             339.9
Interest income, net............................      14.6        1.2          (0.4)(d)          15.4
Income from litigation..........................        --        0.5          (0.5)(d)            --
Other income, net...............................      30.6         --           0.7(d)           31.3
                                                  --------     ------          ----          --------
Income before income taxes......................     329.2       57.4            --             386.6
Income taxes....................................      65.0       19.8            --              84.8
                                                  --------     ------          ----          --------
NET INCOME......................................  $  264.2     $ 37.6            --          $  301.8
                                                  ========     ======          ====          ========

Earnings per common share(e):
  Net income:
     Primary..........................................................................          $2.05
     Fully diluted....................................................................          $1.96

Weighted average common and common equivalent
  shares outstanding:
     Primary....................................     125.2       20.0            --             141.7
     Fully diluted..............................     137.5       20.0            --             154.0


      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                OF NSC AND CYRIX

(a) On July 28, 1997, NSC entered into the Merger Agreement with Sub and Cyrix. Under the terms of the Merger Agreement, each share of Cyrix Common Stock will be exchanged for 0.825 shares of NSC Common Stock. Based on the exchange ratio, the pro forma adjustment reflects the issuance of 16.2 million shares of NSC Common Stock with a par value of $0.50, as if the Merger occurred on August 24, 1997. The actual number of shares of NSC Common Stock to be issued will be determined at the Effective Date of the Merger based on the actual number of shares of Cyrix Common Stock outstanding at such date.

(b) Since the Merger has not been completed, costs of the Merger can only be estimated at this time. NSC and Cyrix estimate they will incur certain direct transaction costs of approximately $20.0 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. The pro forma condensed combined balance sheet as of August 24, 1997 includes the effect of these costs as if the Merger occurred on August 24, 1997 and the pro forma condensed combined statement of operations for the three months ended August 24, 1997 excludes the effect of these costs.

    In addition, it is expected that as a result of the Merger, the combined entity may incur certain costs associated with such actions as the elimination of duplicate facilities and operations; costs associated with anticipated internal and customer-related integration activities; and cancellation and continuation of certain contractual obligations. These costs, if any, cannot be estimated at this time and have not been reflected in the pro forma condensed combined balance sheet and statement of operations as presented.

No adjustments are necessary to conform the accounting policies of the combining companies. Certain amounts for Cyrix have been reclassified to conform with the financial statement classifications followed by NSC. The following is a summary of those reclassifications:

(c) The pro forma adjustment to the condensed combined balance sheet as of August 24, 1997 reflects the reclassification of distributor reserves to accounts receivable to conform with NSC's classification to record provisions for estimated returns from distributors as a reduction of accounts receivable.

(d) The pro forma adjustments to the condensed combined statements of operations for the three months ended August 24, 1997 and for the years ended May 25, 1997, May 26, 1996 and May 28, 1995 reflect certain financial statement reclassifications for royalty revenue, dividend income, foreign currency exchange gains and losses, and gains and losses on the sale of fixed assets to conform to NSC's financial statement presentation.

(e) The unaudited pro forma combined earnings per share is based on the combined weighted-average number of common and common equivalent shares of NSC Common Stock and Cyrix Common Stock for each period using the exchange ratio of
    0.825 of a share of NSC Common Stock for each share of Cyrix Common Stock.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                      NATIONAL SEMICONDUCTOR CORPORATION,
                             NOVA ACQUISITION CORP.
                                      AND
                               CYRIX CORPORATION
                           DATED AS OF JULY 28, 1997

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          -----
                                           ARTICLE I
                                          THE MERGER

Section 1.1      The Merger.............................................................    A-1
Section 1.2      Effective Date of the Merger...........................................    A-1
Section 1.3      Effects of the Merger..................................................    A-2

                                          ARTICLE II
                                   THE SURVIVING CORPORATION

Section 2.1      Certificate of Incorporation...........................................    A-2
Section 2.2      By-laws................................................................    A-2
Section 2.3      Board of Directors; Officers...........................................    A-2

                                          ARTICLE III
                                   CONVERSION OF SECURITIES

Section 3.1      Exchange Ratio.........................................................    A-2
Section 3.2      Parent to Make Certificates Available..................................    A-3
Section 3.3      Dividends; Transfer Taxes..............................................    A-3
Section 3.4      No Fractional Shares...................................................    A-4
Section 3.5      Company Shareholders' Meeting..........................................    A-4
Section 3.6      Closing of the Company's Transfer Books................................    A-4
Section 3.7      Assistance in Consummation of the Merger...............................    A-4
Section 3.8      Closing................................................................    A-4

                                          ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Section 4.1      Organization and Qualification.........................................    A-4
Section 4.2      Capitalization.........................................................    A-5
Section 4.3      Subsidiaries...........................................................    A-5
Section 4.4      Authority Relative to This Merger Agreement............................    A-5
Section 4.5      Reports and Financial Statements.......................................    A-6
Section 4.6      Absence of Certain Changes or Events...................................    A-6
Section 4.7      Litigation.............................................................    A-6
Section 4.8      Information in Disclosure Documents, Registration Statements, Etc. ....    A-7
Section 4.9      Parent Action..........................................................    A-7
Section 4.10     Compliance With Applicable Laws........................................    A-7
Section 4.11     Tax and Accounting Matters.............................................    A-7
Section 4.12     Intel License..........................................................    A-7

                                                                                          PAGE
                                                                                          -----
                                           ARTICLE V
                         REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.1      Organization and Qualification.........................................    A-8
Section 5.2      Capitalization.........................................................    A-8
Section 5.3      Subsidiaries...........................................................    A-8
Section 5.4      Authority Relative to This Merger Agreement............................    A-9
Section 5.5      Reports and Financial Statements.......................................    A-9
Section 5.6      Absence of Certain Changes or Events...................................   A-10
Section 5.7      Litigation.............................................................   A-10
Section 5.8      Information in Disclosure Documents....................................   A-10
Section 5.9      Labor Matters..........................................................   A-10
Section 5.10     Employee Benefit Plans; ERISA..........................................   A-10
Section 5.11     Takeover Provisions Inapplicable.......................................   A-12
Section 5.12     Company Action.........................................................   A-12
Section 5.13     Fairness Opinion.......................................................   A-12
Section 5.14     Financial Advisor......................................................   A-12
Section 5.15     Compliance With Applicable Laws........................................   A-12
Section 5.16     Liabilities............................................................   A-13
Section 5.17     Taxes..................................................................   A-13
Section 5.18     Certain Agreements.....................................................   A-13
Section 5.19     Inventory..............................................................   A-14
Section 5.20     Patents, Trademarks, Etc. .............................................   A-14
Section 5.21     Product Liability......................................................   A-15
Section 5.22     Environment............................................................   A-15
Section 5.23     Tax and Accounting Matters.............................................   A-15
Section 5.24     Authorized Stock.......................................................   A-16
                                          ARTICLE VI
                            CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1      Conduct of Business by the Company Pending the Merger..................   A-16
Section 6.2      Conduct of Business by Parent and Sub Pending the Merger...............   A-17
Section 6.3      Notice of Breach.......................................................   A-18

                                                                                          PAGE
                                                                                          -----

                                          ARTICLE VII
                                     ADDITIONAL AGREEMENTS

Section 7.1      Access and Information.................................................   A-18
Section 7.2      Registration Statement/Proxy Statement.................................   A-18
Section 7.3      Affiliates; Publication of Combined Financial Results..................   A-18
Section 7.4      Stock Exchange Listing.................................................   A-19
Section 7.5      Employment Arrangements................................................   A-19
Section 7.6      Indemnification........................................................   A-19
Section 7.7      HSR Act................................................................   A-20
Section 7.8      Additional Agreements..................................................   A-20
Section 7.9      No Solicitation........................................................   A-20
Section 7.10     Employee Agreements....................................................   A-22
Section 7.11     Company Stock Plans....................................................   A-22
Section 7.12     Independent Auditors...................................................   A-22
                                         ARTICLE VIII
                                     CONDITIONS PRECEDENT

Section 8.1      Conditions to Each Party's Obligation to Effect the Merger.............   A-22
Section 8.2      Conditions to Obligation of the Company to Effect the Merger...........   A-23
Section 8.3      Conditions to Obligations of Parent and Sub to Effect the Merger.......   A-23
                                          ARTICLE IX
                               TERMINATION, AMENDMENT AND WAIVER

Section 9.1      Termination............................................................   A-24
Section 9.2      Effect of Termination; Fees............................................   A-24
Section 9.3      Amendment..............................................................   A-25
Section 9.4      Waiver.................................................................   A-25
                                           ARTICLE X
                                      GENERAL PROVISIONS

Section 10.1     Non-Survival of Representations, Warranties and Agreements.............   A-25
Section 10.2     Notices................................................................   A-26
Section 10.3     Expenses...............................................................   A-26
Section 10.4     Publicity..............................................................   A-26
Section 10.5     Specific Performance...................................................   A-26
Section 10.6     Interpretation.........................................................   A-27
Section 10.7     Miscellaneous..........................................................   A-27

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Merger Agreement"), dated as of July 28, 1997, by and among National Semiconductor Corporation, a Delaware corporation ("Parent"), Nova Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Cyrix Corporation, a Delaware corporation (the "Company"):

                              W I T N E S S E T H:

     WHEREAS, the Board of Directors of Parent has determined that a combination with the Company is in the long-term strategic best interests of its stockholders;

     WHEREAS, the Board of Directors of the Company has determined that the Merger Agreement is consistent with and in furtherance of the long-term business strategy of the Company, and the Company desires to combine its business of designing, developing and marketing microprocessors for the personal computer industry with the semiconductor operations of Parent and for the Company's stockholders to have a continuing equity interest in the combined businesses;

     WHEREAS, the Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein;

     WHEREAS, concurrently with the execution and delivery of this Merger Agreement, as a condition and inducement to Parent's willingness to enter into this Merger Agreement, Parent and the Company have entered into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option (the "Option") to purchase shares of Company Common Stock (as defined below);

     WHEREAS, immediately prior to the execution and delivery of this Merger Agreement, as a condition and inducement to Parent's willingness to enter into this Merger Agreement, certain stockholders of the Company have executed and delivered to Parent a Support Agreement dated as of the date hereof in the form of Exhibit B (the "Support Agreement"), pursuant to which such stockholders have agreed to vote in favor of the Merger;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests";

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as defined below in Section 1.2), Sub shall be merged into the Company and the separate existence of Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall by virtue of the Merger remain "Cyrix Corporation."

     Section 1.2 Effective Date of the Merger. The Merger shall become effective when a properly executed Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date and time as may be specified therein, which filing shall be made as soon as practicable after the closing of the transactions contemplated by this Merger Agreement in accordance with Section 3.8. When used in this Merger Agreement, the term "Effective Date" shall mean the date and time at which such filing shall have been made or such later date and time as may be specified in such filing.

     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Without limiting the generality of the foregoing, and subject thereto, at the Effective Date, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of Sub as in effect immediately prior to the Effective Date shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Date except that Article I thereof shall be amended to read "The name of the corporation is Cyrix Corporation," and subject to Section 7.6(c), thereafter may be amended in accordance with its terms and as provided by law and this Merger Agreement.

     Section 2.2 By-laws. The By-laws of Sub as in effect on the Effective Date shall be the By-laws of the Surviving Corporation.

     Section 2.3 Board of Directors; Officers. The directors of Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

                                  ARTICLE III

                            CONVERSION OF SECURITIES

     Section 3.1 Exchange Ratio. As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company:

          (a) All shares of capital stock of the Company which are held by the Company or any subsidiary of the Company as treasury stock, and any shares of capital stock of the Company owned by Parent, Sub or any other subsidiary of Parent, shall be cancelled.

          (b) Subject to Section 3.4, each remaining outstanding share of common stock, $.004 par value, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into
     0.825 (the "Exchange Ratio") fully paid and nonassessable shares of the common stock, $.50 par value, of Parent ("Parent Common Stock"). One preferred share purchase right issuable pursuant to the Rights Agreement dated as of August 8, 1988 between Parent and The First National Bank of Boston, as amended, or any other purchase right issued in substitution thereof (the "Parent Rights"), shall be issued together with and shall attach to each share of Parent Common Stock issued pursuant to this Section 3.1(b), unless the Parent Rights have been redeemed prior to the Effective Date.

          (c) In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Parent Common Stock prior to the Effective Date, the Exchange Ratio shall be adjusted accordingly.

          (d) Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation.

          (e) Each option to purchase Company Common Stock ("Company Stock Options") granted under the Company Plans (as defined herein) which is outstanding and unexercised immediately prior to the Effective Date shall cease to represent a right to acquire shares of Company Common Stock and shall be converted into an option to purchase shares of Parent Common Stock in an amount and at an exercise price determined as follows: (i) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the original option multiplied by the Exchange Ratio and rounded to the nearest whole share; and (ii) the exercise price per share of Parent Common Stock under the new option shall be equal to the quotient of the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio and rounded to the nearest whole cent. The terms and conditions of the new option, including vesting provisions, shall be the same as the original option except that all references to the Company shall be deemed to be references to Parent. The adjustment provided herein with respect to any Company Stock Options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Prior to the Effective Date, Parent and the Company shall take all action necessary to permit the adjustments set forth in this Section 3.1(e). Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the converted Company Stock Options. As soon as practicable after the Effective Date, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such options.

          (f) The Company's 5 1/2% Convertible Subordinated Notes due June 1, 2001 (the "Company Notes") outstanding immediately prior to the Effective Date shall be assumed by Parent and remain outstanding thereafter as an obligation of Parent and the Surviving Corporation as co-obligors, and, from and after the Effective Date, the holders of the Company Notes shall have the right to convert such Company Notes into the number of shares of Parent Common Stock receivable in the Merger by a holder of the number of shares of Company Common Stock into which such Company Notes could have been converted immediately prior to the Merger. Parent shall enter into a supplemental indenture with respect to such obligations in accordance with the terms of the indenture pursuant to which the Company Notes were issued.

     Section 3.2 Parent to Make Certificates Available. Prior to the Effective Date, Parent shall select Boston Equiserve or such other person or persons reasonably satisfactory to the Company to act as exchange agent for the Merger (the "Exchange Agent"). As soon as practicable after the Effective Date, Parent shall make available, and each holder of Company Common Stock to be converted pursuant to Section 3.1 (each, a "Company Holder") will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates representing such stock ("Certificates") for cancellation, certificates representing the number of shares of Parent Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares as provided in Section
3.4. Such shares of Parent Common Stock issued in the Merger shall each be deemed to have been issued at the Effective Date.

     Section 3.3 Dividends; Transfer Taxes. No dividends or other distributions that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Merger Agreement until such persons surrender their Certificates representing Company Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued any dividends or other distributions which shall have become payable with respect to such Parent Common Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. In the event that any certificates for any shares of Parent Common Stock are to be issued in a name other than that in which the Certificates representing shares of Company Common Stock surrendered in exchange therefor are registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a Company Holder for any shares of Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat laws.

     Section 3.4 No Fractional Shares. No certificates or scrip representing less than one full share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 3.1(b). In lieu of any such fractional share, each Company Holder who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to Section 3.1(b) shall be paid upon such surrender cash (without interest) in an amount equal to the product of the closing price of Parent Common Stock on the New York Stock Exchange ("NYSE") Composite Tape on the Effective Date multiplied by the fractional interest such Company Holder would otherwise be entitled to receive. For purposes of paying such cash in lieu of fractional shares, all Certificates surrendered for exchange on the same letter of transmittal shall be aggregated, with the holder thereof receiving the aggregate whole number of shares of Parent Common Stock, and no Company Holder shall receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock with respect to such surrendered Certificates.

     Section 3.5 Company Shareholders' Meeting. Unless this Merger Agreement has been terminated pursuant to Section 9.1, the Company shall take all action necessary, in accordance with applicable law and its Restated Certificate of Incorporation and By-laws, to convene a special meeting of the holders of capital stock of the Company entitled to vote thereat (the "Company Meeting") as promptly as practicable for the purpose of considering and taking action upon this Merger Agreement. Subject to Section 7.9(c), the Board of Directors of the Company will recommend that holders of any capital stock of the Company entitled to vote thereon vote in favor of and approve the Merger and the adoption of this Merger Agreement at the Company Meeting. At the Company Meeting, all of the shares of Company Common Stock then owned by Parent, Sub, or any other subsidiary of Parent, or with respect to which Parent, Sub, or any other subsidiary of Parent holds the power to direct the voting, will be voted in favor of approval of the Merger and adoption of this Merger Agreement.

     Section 3.6 Closing of the Company's Transfer Books. At the close of business on the Effective Date, the stock transfer books of the Company shall be closed and no transfer of any shares of capital stock of the Company shall be made thereafter. In the event that, after the Effective Date, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for Parent Common Stock and/or cash as provided in Sections 3.1(b) and 3.4.

     Section 3.7 Assistance in Consummation of the Merger. Each of Parent, Sub and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as possible in accordance with the terms and conditions of this Merger Agreement. Parent shall cause Sub to perform all of its obligations in connection with this Merger Agreement.

     Section 3.8 Closing. The closing of the transactions contemplated by this Merger Agreement shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 A.M. local time as soon as practicable (but in any event within three business days) after the day on which the last of the conditions set forth in Article VIII is fulfilled or waived or (ii) at such other time and place as Parent and the Company shall agree in writing.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub represent and warrant to the Company as follows:

     Section 4.1 Organization and Qualification. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Parent Material Adverse Effect. As used in this Merger Agreement, "Parent Material Adverse Effect" shall mean a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Parent and its subsidiaries taken as a whole, but excluding any such effect resulting directly and primarily from (i) general economic or financial market conditions or (ii) the announcement or consummation of the Merger.

     Section 4.2 Capitalization. (a) Parent. The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, $.50 par value. As of June 22, 1997, 145,674,568 shares of Parent Common Stock were validly issued and outstanding, fully paid and nonassessable and no shares of Parent Common Stock were held in treasury. As of May 25, 1997, Parent had reserved (x) 6,048,387 shares of Parent Common Stock for future issuance upon conversion of Parent's 6.50% Convertible Subordinated Notes and (y) 48,105,495 shares of Parent Common Stock for issuance under Parent's stock option, benefit and stock purchase plans, of which options representing the right to purchase an aggregate of 15,327,741 shares of Parent Common Stock were outstanding and 20,931,318 shares were issued (pursuant to option plans). As of June 22, 1997, there were no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Parent's shareholders may vote issued or outstanding. As of May 25, 1997, except for the aforementioned and the Parent Rights, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating Parent to issue, deliver or sell shares of its capital stock or debt securities, or obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. All of the shares of Parent Common Stock issuable in accordance with this Merger Agreement in exchange for Company Common Stock at the Effective Date in accordance with this Merger Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable.

     (b) Sub. The authorized capital stock of Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent free and clear of all liens, claims and encumbrances.

     Section 4.3 Subsidiaries. The only "Significant Subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "Commission")) ("Significant Subsidiaries") of Parent are those named in the Parent SEC Reports (as defined herein) filed prior to the date of this Merger Agreement. Each Significant Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Each Significant Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Parent Material Adverse Effect. All the outstanding shares of capital stock of each Significant Subsidiary are validly issued, fully paid and nonassessable and are owned by Parent or by a Significant Subsidiary of Parent free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any Significant Subsidiaries of Parent.

     Section 4.4 Authority Relative to This Merger Agreement. Parent and Sub have the corporate power to enter into this Merger Agreement and to carry out their respective obligations hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and Sub. This Merger Agreement constitutes a valid and binding obligation of Parent and Sub enforceable against such parties in accordance with its terms. No other corporate proceedings on the part of Parent or Sub are necessary to authorize this Merger Agreement and the transactions contemplated hereby. Parent and Sub are not subject to or obligated under (i) any charter or by-law provision or
(ii) any contract, license, indenture or other loan document, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to Parent or Sub or any of their respective subsidiaries or their respective properties or assets, which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, by its executing and carrying out this Merger Agreement other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, accelerations or losses which, either individually or in the aggregate, will not have a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other governmental approvals required under the applicable laws of any foreign jurisdiction ("Foreign Laws") and the environmental, corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent and Sub of the Merger or the other transactions contemplated by this Merger Agreement, other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain would not have a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

     Section 4.5 Reports and Financial Statements. Parent has previously furnished the Company with true and complete copies of (i) its Annual Report on Form 10-K for the fiscal year ended May 26, 1996, as filed with the Commission,
(ii) its Quarterly Reports on Form 10-Q for the quarters ended August 25, 1996, November 24, 1996 and February 23, 1997, as filed with the Commission, (iii) its proxy statements related to all meetings of its stockholders (whether annual or special) since December 31, 1995, and (iv) all other reports or registration statements filed by Parent with the Commission since December 31, 1995, except registration statements on Form S-8 relating to employee benefit plans, which are all the documents (other than preliminary material) that Parent was required to file with the Commission since that date (clauses (i) through (iv) being referred to herein collectively as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Parent SEC Reports. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Parent SEC Reports have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein. The financial information set forth in the earnings release promulgated by Parent on June 5, 1997, will not be materially different from the corresponding financial information contained in the audited consolidated financial statements of Parent included in its Annual Report on Form 10-K for the fiscal year ended May 25, 1997, as filed with the Commission.

     Section 4.6 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date hereof, since December 31, 1996, there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business), individually or in the aggregate, having a Parent Material Adverse Effect; or (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would be likely to have a Parent Material Adverse Effect.

     Section 4.7 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date hereof, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries which, alone or in the aggregate, is likely to have a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of its subsidiaries having, or which in the future is likely to have, either alone or in the aggregate, any Parent Material Adverse Effect.

     Section 4.8 Information in Disclosure Documents, Registration Statements, Etc. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Registration Statement to be filed with the Commission by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") and (ii) the proxy statement of the Company (the "Proxy Statement") required to be mailed to the shareholders of the Company in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Meeting to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder.

     Section 4.9 Parent Action. The Board of Directors of Parent (at a meeting duly called and held) has by the requisite vote of directors (a) approved the Merger in accordance with the DGCL, (b) taken any necessary steps to render
Section 203 of the DGCL and the Parent Rights inapplicable to the Merger and the transactions contemplated by this Merger Agreement, and (c) adopted any necessary resolution having the effect of causing Parent not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Merger Agreement.

     Section 4.10 Compliance With Applicable Laws. Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all courts, administrative agencies or commissions or other governmental authorities or instrumentalities, domestic or foreign (each, a "Governmental Entity"), except for such permits, licenses, variances, exemptions, orders and approvals the failure of which, individually or in the aggregate, to hold would not have a Parent Material Adverse Effect (the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except for such failures to comply which, singly or in the aggregate, would not have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports filed prior to the date of this Merger Agreement, the businesses of Parent and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not and would not have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports, no investigation or review by any Governmental Entity with respect to Parent or any of its subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which would not have a Parent Material Adverse Effect.

     Section 4.11 Tax and Accounting Matters. Neither Parent nor, to its best knowledge, any of its affiliates, has, through the date hereof, taken or agreed to take any action, nor are they aware of any circumstances relating to Parent or its affiliates which currently exist, that would (i) prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling of interests" or (ii) prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

     Section 4.12 Intel License. To the knowledge of Parent, as of the date of this Merger Agreement, the License Agreement dated June 1, 1976 between Intel Corporation ("Intel") and Parent, as amended on January 1, 1983, constitutes a valid and binding agreement, remains in full force and effect and does not conflict in any material respect with, or violate in any material respect, the terms of this Merger Agreement or the transactions contemplated hereby.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent, except as set forth in a disclosure schedule delivered by the Company concurrently herewith (the "Company Disclosure Schedule"), as follows:

     Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Merger Agreement, "Company Material Adverse Effect" shall mean a material adverse effect on the business, assets, liabilities, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole, but excluding any such effect resulting directly and primarily from (i) general economic or financial market conditions, (ii) the announcement or consummation of the Merger, including any effect therefrom on the Company's silicon wafer manufacturing agreements, or (iii) adverse developments in the pending litigation between the Company and Intel or between the Company and Creative Labs, Inc. or new litigation between the Company and Intel or between the Company and Creative Labs, Inc. Complete and correct copies as of the date hereof of the Restated Certificate of Incorporation and Bylaws of the Company and each of its Significant Subsidiaries have, to the extent requested, been delivered to Parent as part of the Company Disclosure Schedule.

     Section 5.2 Capitalization. The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, and 20,000,000 shares of preferred stock, par value $.004 per share ("Company Preferred Stock"). As of June 29, 1997, 19,681,940 shares of Company Common Stock were validly issued and outstanding, fully paid and nonassessable, no shares of Company Preferred Stock were outstanding, and 545,938 shares of Company Common Stock were held in treasury. There have been no material changes in such numbers of shares through the date hereof. As of the date hereof, there are no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Company's shareholders may vote issued or outstanding. As of June 29, 1997, except for (i) employee and director stock options to acquire 3,483,104 shares of Company Common Stock pursuant to the Cyrix Corporation 1988 Incentive Stock Plan, the Cyrix Corporation Employee Stock Purchase Plan, and the Cyrix Corporation Non-Employee Directors Stock Plan and (ii) 3,182,386 shares of Company Common Stock issuable upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due June 1, 2001 (issued pursuant to an Indenture dated May 28, 1996), there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock or debt securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment, and there have been no material changes in such numbers through the date hereof. No options will accelerate as a result of the execution of this Merger Agreement or consummation of the transactions contemplated hereby.

     Section 5.3 Subsidiaries. The only direct or indirect subsidiaries of the Company are those set forth in Schedule 5.3 of the Company Disclosure Schedule. Each such subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Each such subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Company Material Adverse Effect. All the outstanding shares of capital stock of each such subsidiary are validly issued, fully paid and nonassessable and are owned by the Company or by a subsidiary of the Company free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any of the subsidiaries of the Company. Except as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996, the Company does not directly or indirectly own any securities of or any other interest in any other corporation, partnership, joint venture or other business association or entity.

     Section 5.4 Authority Relative to This Merger Agreement. The Company has the corporate power to enter into this Merger Agreement, subject to the requisite approval of this Merger Agreement by the holders of a majority of the Company Common Stock, and to enter into the Stock Option Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Merger Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company. Each of this Merger Agreement and the Stock Option Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Except for the requisite approval by the holders of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize this Merger Agreement and the transactions contemplated hereby. No other corporate proceedings are necessary to authorize the Stock Option Agreement and the transactions contemplated thereby. The Company is not subject to or obligated under (i) any charter or by-law provision or (ii) except as set forth in
Schedule 5.4 of the Company Disclosure Schedule, any indenture or other loan document, contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, by its executing and carrying out this Merger Agreement or the Stock Option Agreement, other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, accelerations or losses which, either individually or in the aggregate, will not have a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby or thereby and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or, with respect to the Merger or the transactions contemplated thereby, in connection, or in compliance, with the provisions of the HSR Act, the Securities Act, the Exchange Act, the Foreign Laws and the environmental, corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the Merger or the other transactions contemplated by this Merger Agreement or by the Stock Option Agreement, other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain would not have a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby or thereby.

     Section 5.5 Reports and Financial Statements. The Company has previously furnished Parent with true and complete copies of (i) its Annual Report on Form 10-K for the year ended December 29, 1996, as filed with the Commission, (ii) its Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, as filed with the Commission, (iii) its proxy statements related to all meetings of its stockholders (whether annual or special) since December 31, 1995, and (iv) all other reports or registration statements filed by the Company with the Commission since December 31, 1995, except registration statements on Form S-8 relating to employee benefit plans, which are all the documents (other than preliminary material) that the Company was required to file with the Commission since that date (the documents listed in clauses (i) through (iv) being referred to herein collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Company SEC Reports have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

     Section 5.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date hereof or in Schedule 5.6 of the Company Disclosure Schedule, since December 31, 1996, there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business), individually or in the aggregate, having a Company Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would be likely to have a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of the Company; (iv) any material increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, performance awards (including, without limitation, the granting of stock appreciation rights or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any of the directors or officers of the Company or the employees of the Company or its subsidiaries as a group, except for (A) increases in salaries or wages payable or to become payable in the ordinary course of business and consistent with past practice or (B) the granting of stock options in the ordinary course of business to employees of the Company or its subsidiaries who are not directors or executive officers of the Company; (v) any change by the Company or its subsidiaries in their significant accounting policies; or (vi) any entry into any commitment or transaction material to the Company and its subsidiaries taken as a whole (including, without limitation, any borrowing or sale of assets) except in the ordinary course of business consistent with past practice.

     Section 5.7 Litigation. Except as disclosed in the Company's SEC Reports filed prior to the date hereof or in Schedule 5.7 of the Company Disclosure Schedule, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries which, either alone or in the aggregate, is likely to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its subsidiaries having, or which, in the future is likely to have, either alone or in the aggregate, any Company Material Adverse Effect.

     Section 5.8 Information in Disclosure Documents. None of the information supplied or to be supplied by the Company or its subsidiaries for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Meeting to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     Section 5.9 Labor Matters. No labor organization or group of employees of the Company or any of its subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any of its subsidiaries which, individually or in the aggregate, have had or would have a Company Material Adverse Effect.

     Section 5.10 Employee Benefit Plans; ERISA. (a) Schedule 5.10 of the Company Disclosure Schedule lists all employee benefit plans, programs, policies, practices, and other arrangements providing benefits to any employee or former employee, or director or former director (or beneficiary or dependent thereof) sponsored or maintained by the Company or any of its subsidiaries to which the Company or any of its subsidiaries contributes or is obligated to contribute ("Company Plans"). Without limiting the generality of the foregoing, the term "Company Plans" includes all employee welfare benefit plans within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all employee pension benefit plans within the meaning of Section 3(2) of ERISA.

     (b) With respect to each Company Plan, the Company has delivered to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Company Plan, including without limitation all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles;
(ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the Internal Revenue Service ("IRS"), if any. Except as specifically provided in the foregoing documents delivered to Parent, there are no amendments to any Company Plan that have been adopted or approved nor has the Company or any of its subsidiaries undertaken to make any such amendments.

     (c) The IRS has issued a favorable determination letter with respect to each Company Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code (a "Qualified Company Plan") that has not been revoked, and there are no existing circumstances nor any events that have occurred that could adversely affect the qualified status of any Qualified Company Plan or the related trust. No Company Plan is intended to meet the requirements of Code Section 501(c)(9).

     (d) All contributions required to be made to any Company Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company's Annual Report on Form 10-K for the year ended December 29, 1996, as filed with the Commission.

     (e) The Company and each of its subsidiaries has complied, and is now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to the Company Plans, other than any noncompliance which does not have, or which in the future would not be likely to have, either alone or in the aggregate, a Company Material Adverse Effect. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any lien on the assets of the Company or any of its subsidiaries under ERISA or the Code. No prohibited transaction has occurred with respect to any Company Plan.

     (f) No Company Plan is subject to Title IV or Section 302 of ERISA or
Section 412 or 4971 of the Code.

     (g) No Company Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), nor has the Company or any Company ERISA Affiliate (as defined below), at any time since September 2, 1974, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

     (h) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as defined below) that would be a liability of Parent or any of its subsidiaries following the Effective Date, having, or which in the future would be likely to have, either alone or in the aggregate, a Company Material Adverse Effect.

     (i) Neither the Company nor any of its subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

     (j) Neither the execution and delivery of this Merger Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company or any of its subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by the Company or any of its subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

     (k) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans which could reasonably be expected to result in any liability of the Company or any of its subsidiaries, to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor or any Multiemployer Plan, having, or which in the future would be likely to have, either alone or in the aggregate, a Company Material Adverse Effect.

     (l) For purposes of this Section 5.10, the following terms shall have the following meanings: "Controlled Group Liability" means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company Plans; "Company ERISA Affiliate" means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its subsidiaries or that is a member of the same "controlled group" as the Company or any of its subsidiaries, pursuant to Section 4001(a)(14) of ERISA; and "employee" means any employee or officer of the Company or any of its subsidiaries, and any individual providing services as an independent contractor to the Company or any of its subsidiaries.

     Section 5.11 Takeover Provisions Inapplicable. As of the date hereof and at all times on or prior to the Effective Date, Section 203 of the DGCL is and shall be inapplicable to the Merger and the transactions contemplated by this Merger Agreement and the Stock Option Agreement.

     Section 5.12 Company Action. The Board of Directors of the Company (at a meeting duly called and held) has by the requisite vote of directors (i) determined that the Merger is advisable and fair and in the best interests of the Company and its shareholders, (ii) approved the Merger in accordance with the provisions of Section 251 of the DGCL, (iii) recommended the approval of this Merger Agreement and the Merger by the holders of the Company Common Stock and directed that the Merger be submitted for consideration by the Company's shareholders entitled to vote thereon at the Company Meeting and (iv) adopted any necessary resolution having the effect of causing the Company not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Merger Agreement and the Stock Option Agreement.

     Section 5.13 Fairness Opinion. The Company has received the opinion of Goldman, Sachs & Co., financial advisors to the Company, dated the date hereof, to the effect that the consideration to be received by the Company's shareholders in the Merger is fair to the shareholders of the Company.

     Section 5.14 Financial Advisor. Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of the Company, and the fees and commissions payable to Goldman, Sachs & Co. as contemplated by this Section 5.14 will be the amount set forth in that certain letter, dated September 13, 1996, from Goldman, Sachs & Co. to the Company, a copy of which has been delivered to Parent.

     Section 5.15 Compliance With Applicable Laws. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities, except for such permits, licenses, variances, exemptions, orders and approvals the failure of which, individually or in the aggregate, to hold would not have a Company Material Adverse Effect (the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except for such failures to comply which, singly or in the aggregate, would not have a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports filed prior to the date of this Merger Agreement, the businesses of the Company and its subsidiaries are not being, and have not been, conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not and would not have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which would not have a Company Material Adverse Effect.

     Section 5.16 Liabilities. As of June 29, 1997, neither the Company nor any of its subsidiaries had any liability or obligation (absolute, accrued, contingent or otherwise, in contract, tort or otherwise and whether or not required by GAAP to be reflected in such Person's balance sheet or other books and records) (a "Liability"), except as and to the extent disclosed or provided for in the most recent Company SEC Reports filed prior to the date of this Merger Agreement or as set forth in Schedule 5.6 of the Company Disclosure Schedule, other than such Liabilities which, individually or in the aggregate, would not have a Company Material Adverse Effect. From and after June 29, 1997, neither the Company nor any of its subsidiaries has incurred, suffered, permitted to exist or otherwise become subject to any Liability, other than Liabilities incurred in the ordinary course of business in accordance with past practice which, individually or in the aggregate, would not have a Company Material Adverse Effect.

     Section 5.17 Taxes. Each of the Company and its subsidiaries has filed all material tax returns, declarations and reports required to be filed by any of them (taking into account all valid extensions of filing dates) and has paid (or the Company has paid on its behalf), or has set up an adequate liability reserve in accordance with GAAP for the payment of, all material taxes required to be paid in respect of the periods covered by such returns, declarations and reports. The information contained in such tax returns, declarations and reports is true, complete and accurate in all material respects. Neither the Company nor any subsidiary of the Company is delinquent in the payment of any tax, assessment or governmental charge, except where such delinquency has not had or would not reasonably be expected to have, a Company Material Adverse Effect. No material deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that have not been finally settled or paid in full and no requests for waivers of the time to assess any such tax are pending. No material tax return, declaration or report is currently under audit by any taxing authority, and as of the date hereof no written notice of any such audit has been received. For the purposes of this Merger Agreement, the term "tax" shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties and assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts.

     Section 5.18 Certain Agreements. Except as disclosed in Schedule 5.18 of the Company Disclosure Schedule or in the Company SEC Reports filed prior to the date of this Merger Agreement, neither the Company nor any of its subsidiaries is a party or subject to any oral or written (i) agreement, contract, indenture or other instrument relating to Indebtedness (as defined below) in an amount exceeding $1,000,000; (ii) joint venture agreement or arrangement or any other agreement which has involved or is expected to involve a sharing of revenues of $1,000,000 per annum or more with other persons; (iii) lease for real or personal property in which the amounts of payments which the Company or any subsidiary is required to make on an annual basis exceeds $250,000; (iv) agreement, contract, policy, license, document, instrument, arrangement or commitment that limits in any material respect the freedom of the Company or any subsidiary of the Company to compete in any line of business or with any person or in any geographical area or which would so limit the freedom of the Company or any subsidiary of the Company after the Effective Date; (v) agreement, contract, policy, license, document, instrument, arrangement or commitment which, after giving effect to the transactions contemplated by this Merger Agreement, purports to restrict or bind Parent or any of its subsidiaries other than the Surviving Corporation and its subsidiaries in any respect; (vi) employment, consulting, severance, termination, or indemnification agreement, contract or arrangement providing for future payments with any current or former officer, consultant, director or employee which (A) exceeds $100,000 per annum or (B) requires aggregate annual payments or total payments over the life of such agreement, contract or arrangement to such current or former officer, consultant, director or employee in excess of $100,000 or $250,000, respectively, and is not terminable before and after the Merger by it or its subsidiary on 30 days' notice or less without penalty or obligation to make payments related to such termination; or (vii) other agreement, contract, policy, license, document, instrument, arrangement or commitment not made in the ordinary course of business which is material to the Company and its subsidiaries taken as a whole. "Indebtedness" means any liability in respect of
(A) borrowed money, (B) capitalized lease obligations, (C) the deferred purchase price of property or services (other than trade payables in the ordinary course of business) and (D) guarantees of any of the foregoing. Neither the Company nor any of its subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, contract, policy, license, document, instrument, arrangement or commitment (a "Contract"), including, but not limited to, any Company Plan, whether or not such default has been waived, which default, alone or in the aggregate with other such defaults, would have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to or bound by any Contract which upon execution of this Merger Agreement or consummation of the transactions contemplated hereby will (either alone or upon the occurrence of additional acts or events) result in the loss of any material benefit, the termination thereof or any payment becoming accelerated or due from the Company or Parent or any of their subsidiaries, which loss, termination or acceleration would have a Company Material Adverse Effect.

     Section 5.19 Inventory. The inventories of the Company and its subsidiaries as reflected in the most recent financial statements contained in the Company SEC Reports, and the inventories reflected on the books of the Company and its subsidiaries as of the date hereof, except for normal year-end adjustments made in accordance with GAAP applied consistently with prior periods, (i) are carried as provided in the Company SEC Reports not in excess of the lower of cost or net realizable value and (ii) do not include any inventory which, as of the date of such financial statements, is obsolete, surplus or not usable or saleable in the lawful and ordinary course of business of the Company and its subsidiaries as heretofore conducted, in each case net of reserves provided therefor, except for such discrepancies which, individually or in the aggregate, would not have a Company Material Adverse Effect.

     Section 5.20 Patents, Trademarks, Etc. (a) The Company and its subsidiaries exclusively own, or are licensed or otherwise have the right to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, maskworks, net lists, schematics, inventories, technology, trade secrets, source codes, know-how, computer software programs or applications and tangible or intangible proprietary information or material that in any material respect are used or proposed by the Company to be used in the business of the Company and any of its subsidiaries as currently conducted or proposed by the Company to be conducted (the "Company Intellectual Property Rights"), the lack of which, individually or in the aggregate, would have a Company Material Adverse Effect. Schedule 5.20 of the Company Disclosure Schedule lists, as of the date hereof, all material: (A) patents, trademarks, trade names, service marks, registered and unregistered copyrights included in the Company Intellectual Property Rights, the Company's currently marketed software products and a list of which, if any, of such products have been registered for copyright protection with the United States Copyright Office and any foreign offices; and (B) licenses and other agreements to which the Company or any of its subsidiaries is a party and pursuant to which the Company or any of its subsidiaries is authorized to use any Company Intellectual Property Right. Neither the Company nor any of its subsidiaries is, or as a result of the execution, delivery or performance of the Company's obligations hereunder will be, in violation of, or lose any rights pursuant to, any material license or agreement described in Schedule 5.20 of the Company Disclosure Schedule, except for such violations or losses which, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has previously provided Parent with a list of any applications for patents, trademarks, trade names, service marks and registered and unregistered copyrights.

     (b) As of the date hereof, except as set forth in Schedule 5.20(b) of the Company Disclosure Schedule, no claims with respect to the Company Intellectual Property Rights have been asserted or, to the knowledge of the Company, are threatened by any person, nor does the Company or any subsidiary of the Company know of any valid grounds for any bona fide claims against the use by the Company or any subsidiary of the Company of any Company Intellectual Property Rights which, insofar as reasonably can be foreseen, could, individually or in the aggregate, have a Company Material Adverse Effect. All granted and issued patents and all registered trademarks and service marks listed in Schedule 5.20 of the Company Disclosure Schedule and all copyrights held by the Company or any of its subsidiaries are valid, enforceable and subsisting, other than those the invalidity of which, individually or in the aggregate, would not have a Company Material Adverse Effect. To the Company's knowledge, as of the date hereof, there has not been and there is not any material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, employee or former employee which, individually or in the aggregate, would result in a Company Material Adverse Effect.

     (c) No Company Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing thereof by the Company or any of its subsidiaries, except for such orders, judgments, decrees, stipulations or agreements which, individually or in the aggregate, would not have a Company Material Adverse Effect. Except as set forth in Schedule 5.20(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Company Intellectual Property Right, except infringement indemnities agreed to in the ordinary course included as part of the Company's license agreements or terms of sale. Neither the Company nor any of its subsidiaries has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Company Intellectual Property Rights owned by the Company. The Company and its subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Company Intellectual Property Rights owned by the Company.

     Section 5.21 Product Liability. The Company is not aware of any claim, or the basis of any claim, against the Company or any of its subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which could, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its subsidiaries have, and on the Effective Date will have, full and adequate insurance coverage for potential product liability claims against it.

     Section 5.22 Environment. (a) As used herein, the term "Environmental Laws" means all federal, state, local or Foreign Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

     (b) To the knowledge of the Company, there are, except as disclosed in the Company SEC Reports, with respect to the Company or any of its subsidiaries, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law liability or any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or similar state or local laws, which liabilities, either individually or in the aggregate, would have a Company Material Adverse Effect.

     Section 5.23 Tax and Accounting Matters. Neither the Company nor, to its best knowledge, any of its affiliates, has through the date hereof, taken or agreed to take any action, nor are they aware of any circumstances relating to the Company or its affiliates which currently exist, that would (i) prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling of interests" or (ii) prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

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

     Section 5.24 Authorized Stock. The Company has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Company Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, shares of Company Common Stock necessary for Parent to exercise in full the Option, and the Company will take all necessary corporate action to authorize and reserve for issuance all additional shares of Company Common Stock or other securities which may be issued pursuant to the Stock Option Agreement upon exercise of the Option. The shares of Company Common Stock to be issued upon due exercise of the Option, including all additional shares of Company Common Stock or other securities which may be issuable pursuant to the Stock Option Agreement, upon issuance pursuant thereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of the Company.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Date, unless Parent shall otherwise agree in writing:

          (i) the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its subsidiaries to, use their diligent efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Date. The Company shall, and shall cause its subsidiaries to, (A) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (B) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to the Company and its subsidiaries; (C) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (D) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would not result in a Company Material Adverse Effect;

          (ii) except as required by this Merger Agreement, the Company shall not and shall not propose to (A) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries; (B) amend its Restated Certificate of Incorporation or Bylaws; (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property; or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Company capital stock;

          (iii) the Company shall not, nor shall it permit any of its subsidiaries to, (A) except as contemplated by this Merger Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any Indebtedness or any options, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of Company Common Stock pursuant to the exercise of Company Stock Options or the conversion of Company Notes outstanding on the date hereof (other than as set forth in Schedule 6.1 of the Company Disclosure Schedule); (B) acquire, lease or dispose of, or agree to acquire, lease or dispose of, any capital assets or any other assets other than in the ordinary course of business; (C) incur additional Indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business (other than as set forth in Schedule 6.1 of the Company Disclosure Schedule); (D) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case in this clause (D) which are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; or (E) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (iv) the Company shall not, nor shall it permit any of its subsidiaries to, except as required to comply with applicable law and except as provided in Section 7.5 and Section 7.11, (A) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other Company Plan, agreement, trust, fund or other arrangement for the benefit or welfare of any current or former director, officer, employee or independent contractor; (B) increase in any manner the compensation or fringe benefit of any director, officer, employee or independent contractor (other than in the ordinary course of business consistent with past practice but in no event in excess of 3%); (C) other than as set forth in Schedule 6.1 of the Company Disclosure Schedule, pay any benefit not provided under any existing plan or arrangement; (D) other than as set forth in Schedule 6.1 of the Company Disclosure Schedule, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions or the acceleration of exercisability in any Company Plan or agreements or awards made thereunder) (other than payments of bonuses in the ordinary course of business pursuant to the Company's Management-By-Objective (MBO) bonus plan or arrangement); (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Plan; or (F) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing;

          (v) the Company shall not, nor shall it permit any of its subsidiaries to, make any investments in non-investment grade securities, provided, however, that the Company will be permitted to create new wholly owned subsidiaries in the ordinary course of business;

          (vi) the Company shall not, nor shall it permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code; and

          (vii) the Company shall not, nor shall it permit any of its subsidiaries to, except as required by law or GAAP, change any of its significant accounting policies or make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the last taxable year.

     Section 6.2 Conduct of Business by Parent and Sub Pending the Merger. (a) Parent. Prior to the Effective Date, unless the Company shall otherwise agree in writing or except as otherwise required by this Merger Agreement: (i) Parent shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its Significant Subsidiaries to, use their diligent efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Date, provided, however, that nothing contained herein shall prevent Parent from creating new wholly owned subsidiaries in the ordinary course of business as long as the creation of such subsidiaries (either alone or in the aggregate) will not have a Parent Material Adverse Effect; and (ii) the Parent shall not, nor shall it permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

     (b) Sub. During the period from the date of this Merger Agreement to the Effective Date, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Merger Agreement.

     Section 6.3 Notice of Breach. Each party shall promptly give written notice to the other party upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event which would cause or constitute a breach of any of its representations, warranties or covenants contained or referenced in this Merger Agreement and will use its best efforts to prevent or promptly remedy the same. Any such notification shall not be deemed an amendment of the Company Disclosure Schedule.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     Section 7.1 Access and Information. Subject to the limitations imposed by third party confidentiality agreements, each of the Company and Parent and their respective subsidiaries shall afford to the other and to the other's accountants, counsel and other representatives full access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Date to all of its properties, books, contracts, commitments, records and personnel and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each of the Company and Parent shall hold, and shall cause their respective employees and agents to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement, dated April 29, 1997, between Parent and the Company (the "Confidentiality Agreement").

     Section 7.2 Registration Statement/Proxy Statement. (a) As promptly as practicable after the execution of this Merger Agreement, the Company and Parent shall prepare and the Company shall file with the Commission preliminary proxy materials which shall constitute the preliminary Proxy Statement and a preliminary prospectus with respect to the Parent Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the Commission with respect to the preliminary proxy materials and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall file with the Commission the definitive Proxy Statement and Parent shall file with the Commission the Registration Statement and Parent and the Company shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.

     (b) Parent and the Company shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and under applicable blue sky or similar securities laws and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto.

     Section 7.3 Affiliates; Publication of Combined Financial Results. (a) Prior to the Effective Date the Company shall cause to be delivered to Parent an opinion (satisfactory to counsel for Parent) of the general counsel of the Company or such law firm as may be reasonably satisfactory to Parent, identifying all persons who were, in his or its opinion, at the time of the Company Meeting convened in accordance with Section 3.5, "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates").

     (b) The Company shall use its best efforts to obtain a written agreement in the form set forth as Exhibit C to this Merger Agreement from each person who is identified as a possible Affiliate in the opinion referred to in clause (a) above, providing that such Affiliate will not (i) offer to sell, sell or otherwise dispose of any of the capital stock of Parent issued to such Affiliate pursuant to the Merger, except in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act, and (ii) except to the extent and under the conditions permitted therein, during the period commencing 30 days prior to the Merger and ending at the time of publication of financial results (including combined sales and net income) covering at least 30 days of post-merger operations, sell or in any other way reduce such Affiliate's risk relative to any Parent Common Stock received in the Merger (within the meaning of the Commission's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies,"
section 201.01 (47 F.R. 21030) (April 15, 1982)). The Company shall deliver such written agreements to Parent on or prior to the earlier of (i) the mailing of the Proxy Statement or (ii) the thirtieth day prior to the Effective Date.

     (c) If the Effective Date is less than 30 days prior to the end of Parent's fiscal quarter, Parent shall use reasonable efforts to prepare and publicly release as soon as practicable following the end of the first month ending at least 30 days after the Effective Date, a report filed with the Commission on Form 8-K or any other public filing, statement or announcement which includes the combined financial results (including combined sales and net income) of Parent and the Company for a period of at least 30 days of combined operations of Parent and the Company following the Effective Date; provided that Parent need not prepare and release such results if, in its good faith judgment, it determines that such release would not be in the best interests of Parent.

     Section 7.4 Stock Exchange Listing. Parent shall use its best efforts to list on the NYSE, upon official notice of issuance, the shares of Parent Common Stock to be issued pursuant to the Merger.

     Section 7.5 Employment Arrangements. (a) After the Effective Date, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms, all employment, severance, consulting and other compensation contracts between the Company or any of its subsidiaries and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under any Company Plan, each as of the date hereof except for changes thereto which are permitted by this Merger Agreement or otherwise agreed to by the parties thereto.

     (b) For a period of 12 months after the Effective Date, Parent shall provide, or shall cause the Surviving Corporation to provide, generally to the officers and employees of the Surviving Corporation and its subsidiaries employee benefits, including, without limitation, pension benefits, health and welfare benefits, and severance arrangements, on terms and conditions in the aggregate that are no less favorable than those provided under the Company Plans as of the date hereof. Parent shall, or shall cause the Surviving Corporation to, credit officers and employees of the Company and its subsidiaries, with their service with the Company and its subsidiaries for purposes of eligibility to participate and vesting with respect to employee benefit plans of Parent and the Surviving Corporation. Individual eligibility for participation in the medical plans of Parent or the Surviving Corporation shall not be subject to any exclusions for preexisting conditions other than any such exclusions provided in the medical plans of the Company or its subsidiaries. Amounts paid before the Effective Date by directors, officers and employees under medical plans of the Company and its subsidiaries shall be taken into account after the Effective Date in applying deductible and out-of-pocket limits applicable under the medical plans of Parent and the Surviving Corporation to the same extent as if such amounts had been paid under the medical plans of Parent and the Surviving Corporation.

     (c) It is the intent of Parent, after the Effective Date, to permit employees of the Company and its subsidiaries to participate in the incentive and compensation plans of Parent on a basis equivalent to similarly situated employees of Parent.

     Section 7.6 Indemnification. (a) From and after the Effective Date, Parent shall indemnify, defend and hold harmless the officers, directors and employees of the Company (the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by this Merger Agreement to the fullest extent permitted or required under applicable law. Parent agrees that all rights to indemnification existing in favor of the current or former directors, officers or employees of the Company or any of its subsidiaries as provided in the Company's Restated Certificate of Incorporation or By-laws, as in effect as of the date hereof, with respect to matters occurring through the Effective Date, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Date. Parent agrees to maintain or cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Date policies of directors' and officers' liability insurance equivalent to those maintained by the Company with respect to matters occurring on or prior to the Effective Date; provided, however, that the Surviving Corporation shall not be required to pay an aggregate premium for such insurance in excess of $1.2 million, but in such case shall purchase as much coverage as possible for such amount.

     (b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Merger Agreement is commenced, whether before or after the Effective Date, the parties hereto agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

     (c) The provisions of the Certificate of Incorporation and By-laws of the Surviving Corporation pertaining to indemnification of current and former directors, officers and employees shall not be amended, repealed or otherwise modified for a period of six years after the Effective Date (or, in the case of matters which are pending but which have not been resolved prior to the sixth anniversary of the Effective Date, until such matters are finally resolved), in any manner that would adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Date were directors, officers or employees of the Company in respect of actions or omissions occurring on or prior to the Effective Date (including, without limitation, the transactions contemplated by this Merger Agreement).

     (d) The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties.

     Section 7.7 HSR Act. The Company and Parent shall use their best efforts to file as soon as practicable notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby, including, but not limited to, the Stock Option Agreement and the transactions contemplated thereby, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

     Section 7.8 Additional Agreements. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Merger Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings with all applicable Governmental Entities) and to lift any injunction or other legal bar to the Merger or the Stock Option Agreement, subject to the appropriate vote of the shareholders of the Company. Notwithstanding the foregoing, neither Parent nor any of its subsidiaries shall be required to take any action, and without Parent's prior written consent neither the Company nor any of its subsidiaries shall agree to take any action, that would in any way restrict or limit the conduct of business from and after the Effective Date by Parent, the Company or any subsidiary of either (including, without limitation, any divestiture of any business, product line or asset).

     (b) In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Merger Agreement, the proper officers and/or directors of Parent, the Company and the Surviving Corporation shall take all such necessary action.

     (c) Following the Effective Date, Parent shall use its best efforts to conduct the business, and shall cause the Surviving Corporation to use its best efforts to conduct its business, except as otherwise contemplated by this Merger Agreement, in a manner which would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     Section 7.9 No Solicitation. (a) As used herein, the term "Acquisition Proposal" means any proposed (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its subsidiaries representing 30% or more of the consolidated assets of the Company and its subsidiaries in one transaction or a series of transactions, (iii) issue, sale, or other acquisition or disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the

Company or (iv) transaction in which any person shall or would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange
Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or would own or has or would have the right to acquire beneficial ownership of 20% or more of the outstanding Company Common Stock, other than transactions contemplated by this Merger Agreement or the Stock Option Agreement.

     (b) Neither the Company nor any of its subsidiaries shall, nor shall the Company authorize or permit its subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates to, take any action to (i) solicit, initiate or encourage (including by way of furnishing information) the submission of any Acquisition Proposal or
(ii) participate in any discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the obtaining of Company stockholder approval of the Merger, the Board of Directors of the Company determines in good faith by a majority vote, based on the advice of outside counsel, that it is necessary to do so to avoid a breach of its fiduciary duties to stockholders under applicable law, the Company may, in response to a written Acquisition Proposal which the Board of Directors of the Company determines in good faith by a majority vote, based on the opinion of a financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to the Company's stockholders than this Merger Agreement, the Merger and the transactions contemplated hereby, and which proposal was not solicited by the Company or otherwise result from a breach of this Section 7.9(b), and subject to the Company's compliance with Section 7.9(d), (A) furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement containing terms at least as favorable to the Company as those contained in the confidentiality agreements in place between the Company and Parent and (B) participate in discussions or negotiations with respect to such Acquisition Proposal.

     (c) Except as expressly permitted by this Section 7.9, neither the Board of Directors of the Company, nor any committee thereof, shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the adoption and approval of the matters to be considered at the Company Meeting, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (written or otherwise) related to any Acquisition Proposal (each, an "Acquisition Agreement"). Notwithstanding the foregoing, in the event that prior to the obtaining of Company stockholder approval of the Merger, there exists a Superior Proposal (as defined herein), the Board of Directors of the Company may, if it determines in good faith by a majority vote, based on the advice of outside counsel, that it is necessary to do so to avoid a breach of its fiduciary duties to stockholders under applicable law, approve or recommend such Superior Proposal and terminate this Merger Agreement, provided (i) the Company shall have given Parent written notice (a "Superior Proposal Notice") at least five business days prior to such termination advising Parent that the Board of Directors of the Company has received a Superior Proposal which the Board of Directors has authorized and intends to effect, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (ii) the Company shall otherwise be in compliance with its obligations under this Merger Agreement and the Stock Option Agreement and (iii) the Company pays, or causes to be paid, to Parent the amounts contemplated by Section 9.2(b) prior to terminating this Merger Agreement. For purposes of this Merger Agreement, a "Superior Proposal" means any written proposal made by a third party to acquire, directly or indirectly, more than 50% of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all of the assets of the Company, and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, based on the opinion of a financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to the Company's stockholders than this Merger Agreement, the Merger and the transactions contemplated hereby and for which financing, to the extent required, is then committed.

     (d) In addition to the obligations set forth in paragraphs (b) and (c) of this Section 7.9, the Company will promptly communicate to Parent in writing any solicitation received, directly or indirectly, by the Company and will furnish to Parent a copy of any such solicitation or proposal, if it is in writing, or a written summary of the terms of such proposal or inquiry if it is not in writing, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. The Company shall promptly advise Parent of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto.

     (e) Nothing contained in this Section 7.9 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, based on the advice of outside counsel, failure so to disclose would result in a violation of applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the matters to be considered at the Company Meeting or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, except as provided in
Section 7.9(c).

     Section 7.10 Employee Agreements. The Company shall use all reasonable efforts to cause the individuals listed on Annex A hereto (and such additional persons as Parent and the Company shall agree upon) to execute, at or prior to the Effective Date, the agreements set forth next to their respective names on such Annex A.

     Section 7.11 Company Stock Plans. If the Effective Date occurs subsequent to December 31, 1997, the Company shall terminate the Company Employee Stock Purchase Plan ("Company Purchase Plan") by having its Board of Directors amend the Company Purchase Plan to terminate at the earlier of (i) the end of the current stock offering period under the Company Purchase Plan or (ii) immediately prior to the Effective Date. If the Effective Date occurs on or prior to December 31, 1997, the current stock offering period shall continue through December 31, 1997, and any options issued under the Company Purchase Plan which are outstanding and unexercised immediately prior to the Effective Date shall be converted into options to purchase a number of shares of Parent Common Stock pursuant to Section 3.1(e).

     Section 7.12 Independent Auditors. The Company shall provide to Parent a letter from Ernst & Young LLP, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

     Section 8.1 Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

          (a) This Merger Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock.

          (b) The Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

          (c) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

          (e) No temporary restraining order, preliminary or permanent injunction or other order by any court or other judicial or administrative body of competent jurisdiction (each, an "Injunction") which prohibits or prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its best efforts to have any such Injunction lifted), and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced which makes the consummation of the Merger illegal or prevents or prohibits the Merger.

          (f) The Company shall have received from Ernst & Young LLP, independent auditors for the Company, a letter addressed to the Company dated within two days prior to the Effective Date, in substance reasonably satisfactory to Parent and the Company, to the effect that Ernst & Young LLP concurs with Company management conclusions that no conditions exist related to the Company that would preclude Parent from accounting for the Merger as a pooling of interests and Parent shall have received from KPMG Peat Marwick LLP, independent auditors for Parent, a letter addressed to Parent dated within two days prior to the Effective Date, in substance reasonably satisfactory to Parent and the Company, to the effect that KPMG Peat Marwick LLP concurs with Parent management conclusions that no conditions exist that would preclude Parent from accounting for the Merger as a pooling of interests.

     Section 8.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by the Company:

          (a) Parent and Sub shall have performed in all material respects their agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date and the representations and warranties of Parent and Sub contained in this Merger Agreement shall be true in all material respects (except for any such representations or warranties which are qualified as to Parent Material Adverse Effect, which shall be true and correct in all respects) when made and on and as of the Effective Date as if made on and as of such date, except for representations and warranties which are by their express provisions made as of a specific date or dates, which were or will be true in all material respects (except for any such representations or warranties which are qualified as to Parent Material Adverse Effect, which were or will be true and correct in all respects) at such time or times as stated therein, and the Company shall have received a certificate of the President or Chief Executive Officer or a Vice President of Parent to that effect.

          (b) The Company shall have received a favorable opinion of Vinson & Elkins L.L.P., based upon certain factual representations of the Company, Parent and Sub reasonably requested by such counsel, dated the Effective Date, to the effect that the Merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code.

     Section 8.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by Parent:

          (a) The Company shall have performed in all material respects its agreements contained in this Merger Agreement required to be performed on or prior to the Effective Date and the representations and warranties of the Company contained in this Merger Agreement shall be true in all material respects (except for any such representations or warranties which are qualified as to Company Material Adverse Effect, which shall be true and correct in all respects) when made and on and as of the Effective Date as if made on and as of such date, except for representations and warranties which are by their express provisions made as of a specific date or dates which were or will be true in all material respects (except for any such representations or warranties which are qualified as to Company Material Adverse Effect, which were or will be true and correct in all respects) at such date or dates, and Parent and Sub shall have received a certificate of the President or Chief Executive Officer or a Vice President of the Company to that effect.

          (b) Parent shall have received a favorable opinion of Wachtell, Lipton, Rosen & Katz, based upon certain factual representations of the Company, Parent and Sub reasonably requested by such counsel, to the effect that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code.

          (c) The Company shall have obtained all consents, appeals, releases or authorizations from, and shall have made all filings and registrations to or with, any person, including but not limited to any Governmental Entity, necessary to be obtained or made in order to consummate the transactions contemplated by this Merger Agreement.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 Termination. This Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the shareholders of the Company:

          (a) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company;

          (b) by either Parent or the Company, if the Merger shall not have been consummated on or before April 30, 1998; provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform in any material respect any covenant under this Merger Agreement has been the cause of or resulted in whole or in part in the failure of the Merger to be consummated before such date;

          (c) by either Parent or the Company, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger;

          (d) by either Parent or the Company, if this Merger Agreement and the transactions contemplated hereby shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at the Company Meeting, or by Parent if this Merger Agreement and the transactions contemplated hereby shall not have received the requisite vote for approval and adoption by the stockholders of the Company at the Company Meeting prior to February 28, 1998;

          (e) by Parent, if the Board of Directors of the Company withdraws, modifies in a manner adverse to Parent, or refrains from making its recommendation concerning the Merger referred to in Section 3.5, or, other than in connection with the Company's delivery of a Superior Proposal Notice, discloses its intention to change such recommendation, or the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal or the Company shall have entered into an Acquisition Agreement, or, other than in connection with the Company's delivery of a Superior Proposal Notice, the Board of Directors of the Company shall have resolved to do any of the foregoing; or

          (f) by the Company, if, pursuant to Section 7.9(c), (A) the Board of Directors of the Company has delivered to Parent a Superior Proposal Notice, (B) the Company has paid the Termination Fee and Expenses (as defined in Section 9.2), (C) the Company shall otherwise be in compliance with its obligations under this Merger Agreement and the Stock Option Agreement and (D) five business days have passed since Parent received the Superior Proposal Notice.

     Section 9.2 Effect of Termination; Fees. (a) In the event of termination of this Merger Agreement by either Parent or the Company, as provided above, this Merger Agreement shall forthwith become void and (except for the willful breach of this Merger Agreement by any party hereto) there shall be no liability on the part of either the Company, Parent or Sub or their respective officers or directors; provided that Article V insofar as such representations and warranties relate to the Stock Option Agreement, the last sentence of

Section 7.1, Section 7.7 (with respect to the Stock Option Agreement and the transactions contemplated thereby) and Section 7.8 (with respect to the Stock Option Agreement and the transactions contemplated thereby) and Sections 9.2,
10.3 and 10.7 shall survive the termination.

     (b) The Company shall pay to Parent (by wire transfer to an account designated by Parent) a Termination Fee (as defined below) and, notwithstanding
Section 10.3, the out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, printing and mailing, investment bankers, experts and consultants) incurred in connection with this Merger Agreement and the transactions contemplated hereby ("Expenses") of Parent and Sub up to $2 million, if: (i) Parent terminates this Merger Agreement pursuant to Section 9.1(e); (ii) the Company terminates this Merger Agreement pursuant to
Section 9.1(f); or (iii) (A) the Company or Parent terminates this Agreement pursuant to Section 9.1(d), and (B) within twelve months after such termination
(1) the Company enters into an Acquisition Agreement or (2) any Acquisition Proposal is consummated with respect to the Company.

     (c) The Termination Fee shall be equal to $25 million, less the Aggregate Spread (as defined in the Stock Option Agreement) (if greater than zero) on the date of issuance of shares of Company Common Stock theretofore issued to Parent pursuant to the Stock Option Agreement; provided, however, that the Termination Fee shall not be reduced by the Aggregate Spread if Parent has theretofore exercised its right under Section 7(a) of the Stock Option Agreement to put all of the Company Shares (as defined in the Stock Option Agreement) to the Company in exchange for a payment equal only to the aggregate Exercise Price (as defined in the Stock Option Agreement). The Termination Fee shall be paid as promptly as practicable and in no event later than (A) in the event of termination by the Company as described in clause (ii) of Section 9.2(b), immediately prior to such termination (and no such termination shall be effective until such payment is made); (B) in the event of termination by Parent as described in clause (i) of
Section 9.2(b), two business days after such termination; or (C) in the event of the circumstances described in clause (iii) of Section 9.2(b), immediately prior to the earlier of the entry into an Acquisition Agreement or the consummation of any Acquisition Proposal. In the event that Expenses are payable pursuant to this Section 9.2, such Expenses shall be reimbursed within two business days following receipt by the Company from Parent of a statement of the amount thereof.

     Section 9.3 Amendment. This Merger Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval hereof by the shareholders of the Company, but, after such approval, no amendment shall be made which changes the ratio at which Company Common Stock is converted into Parent Common Stock as provided in Section 3.1 or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.4 Waiver. At any time prior to the Effective Date, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that no such waiver shall materially adversely affect the rights of stockholders of the Company and Parent. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     Section 10.1  Non-Survival of Representations, Warranties and
Agreements. No representations, warranties or agreements in this Merger Agreement shall survive the Merger, except for the agreements contained in Sections 3.1, 3.2, 3.3, 3.4 and 3.6 and the agreements referred to in Sections 7.3(b), 7.3(c), 7.5, 7.6, 7.8, 10.1, 10.3 and 10.7.

     Section 10.2 Notices. All notices or other communications under this Merger Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex, telecopy or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to the Company:

         Cyrix Corporation
         2703 North Central Expressway
         Richardson, Texas 75080
         Attention: James W. Swent, III
         Telecopy No.: (972) 234-4443

         With a copy to:

         Vinson & Elkins L.L.P.
         2001 Ross Avenue
         Dallas, Texas 75201
         Attention: Derek R. McClain, Esq.
         Telecopy No.: (214) 220-7716

         If to Parent or Sub:

         National Semiconductor Corporation
         2900 Semiconductor Drive
         P.O. Box 58090
         Santa Clara, California 95052
         Attention: John M. Clark III, Esq.
         Telecopy No.: (408) 733-0293

         With a copy to:

         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, New York 10019
         Attention: Barry A. Bryer, Esq.
         Telecopy No.: (212) 403-2000

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 10.2.

     Section 10.3 Expenses. Except as provided in Section 9.2(b) and (c), all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated hereby (regardless of whether the Merger is consummated) shall be paid by the party incurring such expenses, except that the Parent and Company agree to each pay 50% of all printing expenses incurred by the parties hereto.

     Section 10.4 Publicity. So long as this Merger Agreement is in effect, Parent, Sub and the Company agree to consult with each other in issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Merger Agreement, and none of them shall issue any press release or make any public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange. The commencement of litigation relating to this Merger Agreement or the transactions contemplated hereby or any proceedings in connection therewith shall not be deemed a violation of this
Section 10.4.

     Section 10.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 10.6 Interpretation. When a reference is made in this Merger Agreement to subsidiaries of Parent or the Company, the word "subsidiaries" means corporations more than 50% of whose outstanding voting securities are directly or indirectly owned by Parent or the Company, as the case may be. The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement.

     Section 10.7 Miscellaneous. This Merger Agreement and the Stock Option Agreement (including the documents and instruments referred to herein and therein) (a) constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (other than as provided in the Confidentiality Agreement, as the same may be amended, provided, that the provisions set forth in the ninth paragraph of the Confidentiality Agreement shall have no further force and effect); (b) except as provided in Section 7.6 of this Merger Agreement, are not intended to confer upon any other person any rights or remedies hereunder; (c) shall not be assigned by operation of law or otherwise, except that Sub shall have the right to assign to Parent or any direct wholly owned subsidiary of Parent any and all rights and obligations of Sub under this Merger Agreement; and (d) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law). This Merger Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                          NATIONAL SEMICONDUCTOR CORPORATION

                                          By:      /s/ BRIAN L. HALLA

                                            ------------------------------------
                                            Name: Brian L. Halla
                                            Title: Chairman, President, CEO

                                          NOVA ACQUISITION CORP.

                                          By:      /s/ DONALD MACLEOD

                                            ------------------------------------
                                            Name: Donald Macleod
                                            Title: CFO/VP

                                          CYRIX CORPORATION

                                          By:    /s/ JAMES W. SWENT III

                                            ------------------------------------
                                            Name: James W. Swent III
                                            Title: Sr. V.P.

                                                                      APPENDIX B

                         [LETTERHEAD OF GOLDMAN SACHS]

October 16, 1997

Board of Directors
Cyrix Corporation
2703 N. Central Expressway
Richardson, TX 75085-3920

Gentlemen:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $.004 per share (the "Shares"), of Cyrix Corporation (the "Company") of the exchange ratio of 0.825 shares of Common Stock, par value $.50 per share (the "National Shares"), of National Semiconductor Corporation ("National Semiconductor") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of July 28, 1997, by and among National Semiconductor, Nova Acquisition Corp., a wholly owned subsidiary of National Semiconductor, and the Company (the "Agreement").

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including acting as managing underwriter of a public offering of 5.50% Convertible Subordinated Notes of the Company in May 1996 and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to National Semiconductor from time to time, and may provide investment banking services to National Semiconductor in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, including the Proxy Statement/Prospectus relating to the Special Meeting of Stockholders of the Company to be held in connection with the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996, and of National Semiconductor for the five fiscal years ended May 26, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q for the Company and National Semiconductor; certain other communications from the Company and National Semiconductor to their respective stockholders; and certain internal financial analyses and forecasts for the Company and National Semiconductor prepared by their respective managements. We also have held discussions with members of the senior management of the Company and National Semiconductor regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the National Shares, compared certain financial and stock market information for the Company and National Semiconductor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and the technology industry generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or National

CYRIX CORPORATION
OCTOBER 16, 1997
PAGE TWO

Semiconductor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed with your consent that the transaction contemplated by the Agreement will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
------------------------------------------
GOLDMAN, SACHS & CO.

                                 FORM OF PROXY

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               CYRIX CORPORATION

              PROXY FOR SPECIAL MEETING OF STOCKHOLDERS TO BE HELD
                               NOVEMBER 17, 1997

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The undersigned, having received the Notice of Special Meeting to be held on November 17, 1997 and the related Proxy Statement/Prospectus, hereby appoint(s) Harvey B. Cash, James W. Swent, III and David N. Pilotte, and each of them, proxies of the undersigned (with full power of substitution) to attend the above Special Meeting and all adjournments thereof (the "Meeting") and there to vote all shares of Common Stock of Cyrix Corporation (the "Company") that the undersigned would be entitled to vote if personally present, in regard to all matters which may come before the Meeting, and especially to vote on the matters set forth on the reverse side.

         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER SPECIFIED HEREIN. IF NO SPECIFICATION IS MADE, THE PROXIES INTEND TO VOTE "FOR" PROPOSAL 1 AND IN THE PROXIES' DISCRETION ON ANY OTHER MATTERS COMING BEFORE THE MEETING. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

         If you wish to vote in accordance with the Board of Directors' recommendations, just sign on the reverse side. You need not mark any boxes.
                  (continued, and to be signed, on other side)

================================================================================
I,2

                          (continued from other side)
     Proposal 1: To approve and adopt the Agreement and Plan of Merger, dated as of July 28, 1997, by and among National Semiconductor Corporation, Nova Acquisition Corp. and Cyrix Corporation, and the transactions contemplated thereby, including the Merger of Nova Acquisition Corp. with and into Cyrix Corporation.

                [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

         In signing please write name(s) as appearing in the imprint of this card. If the person(s) signing hereon hold(s) any shares in a fiduciary, custodial or joint capacity or capacities, this Proxy is signed in every such capacity as well as individually.

                                    Signature:
                                    ---------------------------------------

                                    Date:
                                    ---------------------------------------

                                    Signature:
                                    ---------------------------------------

                                    Date:
                                    ---------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     National Semiconductor Corporation (the "Company" or the "Registrant") is incorporated under the laws of the state of Delaware. Section 102 of the Delaware General Corporation Law (the "DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. Article Thirteenth of the Company's Second Restated Certificate of Incorporation, as amended (the "Certificate"), provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a director, except as provided in Section 102 of the DGCL.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party, or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the preceding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation, unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Article Thirteenth of the Company's Certificate provides that the Company shall to the extent permitted by law indemnify any person for all liabilities incurred by or imposed upon him as a result of any action or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, in which he shall be involved by reason of the fact that he is or was serving as a director, officer or employee of the Company, or that, at the request of the Company, he is or was serving another corporation or enterprise in any capacity.
Article VIII of the Company's By-Laws provides for indemnification of any person who was or is a party to any threatened, pending or completed action, or to any derivative proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation in that capacity for another corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful.

     The Company has purchased and maintains at its expense, on behalf of directors and officers, insurance, within certain limits, covering liabilities that may be incurred by them in such capacities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The following is a list of exhibits to this registration statement:

  2.1 --   Agreement and Plan of Merger, dated as of July 28, 1997, by and among Registrant,
           Nova Acquisition Corp. ("Sub") and Cyrix Corporation ("Cyrix") (included in Part I hereof as Appendix A to the Proxy Statement/Prospectus)
  3.1 --   Second Restated Certificate of Incorporation of the Registrant, as amended
           (incorporated by reference from the Exhibits to the Registrant's Registration
           Statement on Form S-3 Registration No. 33-52775, which became effective March 22,
           1994); Certificate of Amendment of the Certificate of Incorporation, dated September
           30, 1994 (incorporated by reference from the Exhibits to the Registrant's
           Registration Statement on Form S-8 Registration No. 333-09957, which became effective
           August 12, 1996)
  3.2 --   By-laws of the Registrant (incorporated by reference from the Exhibits to the
           Registrant's Registration Statement on Form S-8 Registration No. 333-36733, which became effective September 30, 1997)
  4.1 --   Form of Common Stock Certificate (incorporated by reference from the Exhibits to the
           Company's Registration Statement on Form S-3 No. 33-48935, which became effective
           October 5, 1992)
  4.2 --   Rights Agreement (incorporated by reference from the Exhibits to the Registrant's
           Registration Statement on Form 8-A, filed August 10, 1988). First Amendment to the
           Rights Agreement, dated as of October 31, 1995 (incorporated by reference from the
           Exhibit to the Registrant's Amendment No. 1 to the Registration Statement on Form 8-A
           filed December 11, 1995). Second Amendment to the Rights Agreement, dated as of
           December 17, 1996 (incorporated by reference from the Exhibits to the Registrant's
           Amendment No. 2 to the Registration Statement on Form 8-A filed January 17, 1997)
    5 --   Opinion of John M. Clark III, Esq. as to the legality of the securities being issued
  8.1 --   Opinion of Vinson & Elkins L.L.P. as to certain federal income tax matters
  8.2 --   Opinion of Wachtell, Lipton, Rosen & Katz as to certain federal income tax matters
 23.1 --   Consent of KPMG Peat Marwick LLP
 23.2 --   Consent of Ernst & Young LLP
 23.3 --   Consent of Goldman Sachs & Co.
 23.4 --   Consent of John E. Clark III, Esq. (included in Exhibit 5 hereof)
 23.5 --   Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1 hereof)
 23.6 --   Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereof)
   24 --   Powers of Attorney

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, California, on the 16th day of October, 1997.

                                        NATIONAL SEMICONDUCTOR CORPORATION

                                        By:            BRIAN L. HALLA*

                                           -------------------------------------
                                           Brian L. Halla
                                           Chairman of the Board, and
                                           Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the 16th day of October, 1997.

                 BRIAN L. HALLA*                   Chairman of the Board, President and Chief
-------------------------------------------------  Executive Officer (Principal Executive
                (Brian L. Halla)                   Officer)

                 DONALD MACLEOD*                   Executive Vice President, Finance and
-------------------------------------------------  Chief Financial Officer (Principal
                (Donald Macleod)                   Financial Officer)

            RICHARD D. CROWLEY, JR.*               Vice President and Controller (Principal
-------------------------------------------------  Accounting Officer)
            (Richard D. Crowley, Jr.)

                 GARY P. ARNOLD*                   Director
-------------------------------------------------
                (Gary P. Arnold)

                 ROBERT BESHAR*                    Director
-------------------------------------------------
                 (Robert Beshar)

              EDWARD R. MCCRACKEN*                 Director
-------------------------------------------------
              (Edward R. McCracken)

              MODESTO A. MAIDIQUE*                 Director
-------------------------------------------------
              (Modesto A. Maidique)

               J. TRACY O'ROURKE*                  Director
-------------------------------------------------
               (J. Tracy O'Rourke)

               CHARLES E. SPORCK*                  Director
-------------------------------------------------
               (Charles E. Sporck)

                DONALD E. WEEDEN*                  Director
-------------------------------------------------
               (Donald E. Weeden)

*By:       /s/  JOHN M. CLARK III

     -----------------------------------
     John M. Clark III
     Attorney-in-Fact

                                EXHIBIT INDEX

EXHIBIT
  NO.                                DOCUMENT DESCRIPTION
-------   ---------------------------------------------------------------------------
  2.1     Agreement and Plan of Merger, dated as of July 28, 1997, by and among
          Registrant, Nova Acquisition Corp. and Cyrix Corporation (included in Part
          I hereof as Appendix A to the Proxy Statement/Prospectus)..................
  3.1     Second Restated Certificate of Incorporation of the Registrant, as amended
          (incorporated by reference from the Exhibits to the Registrant's
          Registration Statement on Form S-3 Registration No. 33-52775, which became effective March 22, 1994); Certificate of Amendment of the Certificate of
          Incorporation, dated September 30, 1994 (incorporated by reference from the
          Exhibits to the Registrant's Registration Statement on Form S-8
          Registration No. 333-09957, which became effective August 12, 1996)........
  3.2     By-laws of the Registrant (incorporated by reference from the Exhibits to the Registrant's Registration Statement on Form S-8 Registration No.
          333-36733, which became effective September 30, 1997)......................
  4.1     Form of Common Stock Certificate (incorporated by reference from the
          Exhibits to the Company's Registration Statement on Form S-3 No. 33-48935,
          which became effective October 5, 1992)....................................
  4.2     Rights Agreement (incorporated by reference from the Exhibits to the
          Registrant's Registration Statement on Form 8-A, filed August 10, 1988).
          First Amendment to the Rights Agreement, dated as of October 31, 1995
          (incorporated by reference from the Exhibit to the Registrant's Amendment
          No. 1 to the Registration Statement on Form 8-A filed December 11, 1995).
          Second Amendment to the Rights Agreement, dated as of December 17, 1996
          (incorporated by reference from the Exhibits to the Registrant's Amendment
          No. 2 to the Registration Statement on Form 8-A filed January 17, 1997)....
  5       Opinion of John M. Clark III, Esq., as to the legality of the securities being issued...............................................................
  8.1     Opinion of Vinson & Elkins L.L.P. as to certain federal income tax matters....................................................................
  8.2     Opinion of Wachtell, Lipton, Rosen & Katz as to certain federal income tax matters....................................................................
 23.1     Consent of KPMG Peat Marwick LLP...........................................
 23.2     Consent of Ernst & Young LLP...............................................
 23.3     Consent of Goldman Sachs & Co..............................................
 23.4     Consent of John M. Clark III, Esq. (included in Exhibit 5 hereof)..........
 23.5     Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1 hereof).........
 23.6     Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereof)....................................................................
 24       Powers of Attorney.........................................................